Filed Pursuant to Rule 253(g)(2)

File No. 024-12698

Cyber Enviro-Tech, Inc.

6991 E. Camelback Road,

Suite D-300

Scottsdale, AZ 85251

Phone: +1 (866) 687-6856

Maximum Offering: $5,000,000 of Common Stock

Minimum Purchase per Investor: $500
Up to a Maximum of 1,000,000,000 Common Shares
Offering Price of $0.005 per Share

This is the public offering of securities of Cyber Enviro-Tech, Inc., a Wyoming corporation. We are offering a maximum of 1,000,000,000 shares of our common stock, par value $0.001 per share (“Common Stock”), at an offering price of $0.005 per share (the “Offered Shares”). The price will be fixed and established after qualification. Once the price is set, it will remain fixed for the duration of the Offering. This Offering will terminate on twelve months from the day the Offering is qualified, subject to extension for up to thirty (30) days as defined below or the date on which the maximum offering amount is sold (such earlier date, the “Termination Date”). The minimum purchase requirement per investor is 100,000 Offered Shares ($500); however, we can waive the minimum purchase requirement on a case-by-case basis in our sole discretion.

These securities are speculative securities. Investment in the Company’s stock involves significant risk. You should purchase these securities only if you can afford a complete loss of your investment. See the “Risk Factors” section on page 5 of this Offering Circular.

No Escrow

The proceeds of this offering will not be placed into an escrow account. We will offer our Common Stock on a best-efforts basis. Upon the approval of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds.

Subscriptions are irrevocable and the purchase price is non-refundable as expressly stated in this Offering Circular. The Company, by determination of the Board of Directors, in its sole discretion, may issue the Securities under this Offering for cash, promissory notes, or services without notice to subscribers. All proceeds received by the Company from subscribers for this Offering will be available for use by the Company upon acceptance of subscriptions for the Securities by the Company.

This Offering will be conducted on a “best-efforts” basis, which means our Officers will use their commercially reasonable best efforts in an attempt to offer and sell the Shares. Our Officers will not receive any commission or any other remuneration for these sales.

This Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the laws of any such state.

The Company is using the Offering Circular format in its disclosure in this Offering Circular.

Our Common Stock is traded in the OTCQB Venture Market under the stock symbol “CETI.”

Investing in our Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 5 for a discussion of certain risks that you should consider in connection with an investment in our Common Stock.

	Number of Shares (1)	Price to Public	Underwriting discount and commissions (2)	Proceeds to issuer (3)
Per Share	1	$.005	$$0.00	$0.005
Total Maximum	1,000,000,000	$5,000,000	$$0.00	$5,000,000

(1)	We may offer the shares of our common stock through registered broker-dealers or a selling agent and we may pay finders, although we have no current arrangements to do so. We currently do not have any specific plans or arrangements to use a selling agent, broker-dealer or finder; however, if we choose to do so in the future, information about any such broker dealer, selling agent, or finder shall be disclosed in an amendment to this Offering Circular.

(2)	This does not account for the payment of expenses of this offering, which is currently estimated to be approximately $30,000. See “Plan of Distribution.”

(3)	We are relying Rule 253(b) with respect to the determination of the purchase price per share of common stock in this preliminary Offering Circular. We will provide final pricing information in a final or supplemental offering circular at the time of sale of shares of our common stock pursuant to this offering. An Issuer may raise an aggregate of $75.0 million in a 12-month period pursuant to Tier 2 of Regulation A of the Securities Act of 1933, as amended (the “Securities Act”).

Our Board of Directors used its business judgment in setting a value of $1.00 per share to the Company as consideration for the stock to be issued under the Offering. The sales price per share bears no relationship to our book value or any other measure of our current value or worth.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION

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IMPORTANT INFORMATION ABOUT THIS OFFERING CIRCULAR

Please carefully read the information in this offering circular and any accompanying offering circular supplements, which we refer to collectively as the offering circular. You should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with different information. This offering circular may only be used where it is legal to sell these securities. You should not assume that the information contained in this offering circular is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.

This offering circular is part of an offering statement that we filed with the SEC, using a continuous offering process. Periodically, as we have material developments, we will provide an offering circular supplement that may add, update or change information contained in this offering circular. Any statement that we make in this offering circular will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement. The offering statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this offering circular. You should read this offering circular and the related exhibits filed with the SEC and any offering circular supplement, together with additional information contained in our annual reports, semi-annual reports and other reports and information statements that we will file periodically with the SEC. See the section entitled “Additional Information” below for more details.

We, and if applicable, those selling Common Stock on our behalf in this offering, will be permitted to make a determination that the purchasers of Common Stock in this offering are “qualified purchasers” in reliance on the information and representations provided by the purchaser regarding the purchaser’s financial situation. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A (“Regulation A”) under the Securities Act of 1933, as amended (the “Securities Act”). For general information on investing, we encourage you to refer to www.investor.gov.

STATE LAW EXEMPTION AND PURCHASE RESTRICTIONS

Our Common Stock is being offered and sold only to “qualified purchasers” (as defined in Regulation A). As a Tier 2 offering pursuant to Regulation A, this offering will be exempt from state law “Blue Sky” review, subject to meeting certain state filing requirements and complying with certain anti-fraud provisions, to the extent that our Common Stock offered hereby is offered and sold only to “qualified purchasers” or at a time when our Common Stock is listed on a national securities exchange. “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D under the Securities Act (“Regulation D”) and (ii) all other investors so long as their investment in our Common Stock does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons).

To determine whether a potential investor is an “accredited investor” for purposes of satisfying one of the tests in the “qualified purchaser” definition, the investor must be a natural person who has:

1.	an individual net worth, or joint net worth with the person’s spouse, that exceeds $5,000,000 at the time of the purchase, excluding the value of the primary residence of such person; or

2.	earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year.

If the investor is not a natural person, different standards apply. See Rule 501 of Regulation D for more details.

For purposes of determining whether a potential investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D. In particular, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Our Business” and elsewhere in this Offering Circular constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “potential”, “should”, “will” and “would” or the negatives of these terms or other comparable terminology.

You should not place undue reliance on forward looking statements. The cautionary statements set forth in this Offering Circular, including in “Risk Factors” and elsewhere, identify important factors which you should consider in evaluating our forward-looking statements. These factors include, among other things:

●	The speculative nature of the business;

●	Significant changes in federal, state and/or local regulations.

●	Our reliance on suppliers and vendors;

●	Our dependence upon external sources for the financing of our operations, particularly given that there are concerns about our ability to continue as a “going concern;”

●	Our ability to effectively execute our business plan;

●	Our ability to manage our expansion, growth and operating expenses;

●	Our ability to finance our businesses;

●	Our ability to promote our businesses;

●	Our ability to compete and succeed in highly competitive and evolving businesses;

●	Our ability to respond and adapt to changes in technology and customer behavior; and

●	Our ability to protect our intellectual property and to develop, maintain and enhance our business strategy.

Although the forward-looking statements in this Offering Circular are based on our beliefs, assumptions and expectations, taking into account all information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained, or that deviations from them will not be material and adverse. We undertake no obligation, other than as may be required by law, to re-issue this Offering Circular or otherwise make public statements updating our forward-looking statements.

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SUMMARY

This summary highlights selected information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all the information that you should consider before deciding whether to invest in our Common Stock. You should carefully read the entire Offering Circular, including the risks associated with an investment in the company discussed in the “Risk Factors” section of this Offering Circular, before making an investment decision. Some of the statements in this Offering Circular are forward-looking statements. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

Company Information

Cyber Enviro-Tech, Inc. (“CETI” or the “Company”) is a Wyoming corporation and a U.S.-based, fully reporting company trading on the OTC Markets under the ticker symbol “CETI.” The Company is a water science and technology business focused on the remediation of contaminated industrial wastewater, with an initial emphasis on the oil and gas industry. The Company is an emerging growth company with limited revenues and operating history, and its independent auditor has issued an opinion including a statement expressing substantial doubt about the Company’s ability to continue as a going concern.

Corporate history and structure

The Company was originally incorporated in Wyoming in April 1986 under the name Electronic Biotek, Inc. and has operated under several names since inception. In 2020, through its then name NexGen Holdings Corp. (also referenced as Global Environmental Technologies, Inc. in prior periods), the Company completed a reverse merger with NexGen Holdings Corp., after which it changed its name to Cyber Enviro-Tech, Inc. The Company is incorporated in Wyoming and owns Cyber International (Turkey) and CETI International Environmental Solutions (Dubai, UAE), which support its international remediation operations.

Business overview and mission

CETI develops and deploys proprietary electrochemical and biochemical catalytic technologies designed for hazardous-waste remediation, water purification, and optimization of industrial wastewater streams. Its systems treat oil-production wastewater for reuse in agriculture, industrial processes, and potable-water applications, and also support hazardous-waste removal, soil and sludge remediation, and antimicrobial sanitation for food-processing and municipal uses. The Company’s mission is to become a global leader in the reclamation and remediation of hazardous waste in oil, industrial wastewater, mining, and soil through environmentally friendly bio-remedial chemicals, equipment, and processes.

Recent spin-off of Alvey Oil Field

Effective October 14, 2025, the Company completed the spin-off of its Alvey Oil Field operation to Texas Coastal Energy, Corp. (“TCE”). While this transaction was being negotiated, TCE completed a reverse merger through which it assumed control and operational stewardship of West Texas Resources, Inc. (OTC: WTXR), and now operates under the WTXR name. Operating as WTXR, that company has expanded its portfolio of producing oil and gas wells and focuses on revitalizing legacy oil fields across Texas, with the Alvey Oil Field contributing to that strategy. The Alvey Oil Field was initially acquired by CETI as a pilot site to test and refine its proprietary oil production enhancement technologies, which helped demonstrate broader applications for CETI’s technology in large-scale remediation of contaminated oil, sludge, soil, and wastewater.

Strategic rationale and discontinued operations

As CETI’s technology platform and growth strategy evolved, management determined that the Alvey asset no longer aligned with the Company’s core focus on water and hazardous-waste remediation. The spin-off of Alvey allows CETI to concentrate its capital and management attention on a growing portfolio of domestic and international remediation projects, while still allowing CETI and its shareholders to participate indirectly in any future value created at Alvey through its continued development by an oil-and-gas-focused operator. The assets, liabilities, and results of operations related to the Alvey Oil Field are presented as discontinued operations as of September 30, 2025.

Current projects and industry focus

The Company is continuing development and testing of its water filtration machine in Texas as part of its core industrial wastewater remediation platform. In parallel, CETI is pursuing opportunities to deploy its oil, water and soil remediation systems in the Middle East and to place its water remediation systems within the meat packing industry. Management also targets additional applications in industrial wastewater treatment and municipal systems, consistent with CETI’s focus on scalable water and hazardous-waste solutions.

CETI Axenic joint venture

CETI is a 51% owner of CETI Axenic (“Axenic”), an entity formed in 2024 to focus on water remediation in the commercial laundry industry. Axenic’s day-to-day operations are run by personnel who are not officers of CETI, which enables CETI to expand into the commercial laundry segment without diverting key resources from its primary focus on remediation solutions for oil and gas, meat packing, and municipal markets. This structure allows CETI to participate in additional end markets while maintaining operational focus within the parent company.

Capital structure and control transactions

On June 6, 2020, NexGen Holdings Corp. (the Company’s former name) amended its articles of incorporation to designate a Special 2020 Super Voting class of preferred shares, identified as the 2020 Series A Preferred Stock. One share of this preferred stock was designated, with rights providing 60% of all Company voting power on an as-converted basis across all classes of common and preferred stock (see attached designation and Exhibit A, incorporated by reference). On June 12, 2020, the District Court of Laramie County, Wyoming appointed Benjamin Berry of Synergy Management Group LLC (“Synergy”) as custodian of the Company. On September 3, 2020, Mr. Berry resigned as custodian and Synergy entered into a securities purchase agreement with Global Environmental Technologies, Inc. (“Global”), a Wyoming corporation formed on April 20, 2020, pursuant to which Synergy sold its one share of Special 2020 Series A Preferred Stock and its one-half share of Series C Preferred Stock to Global for consideration consisting of cash and shares of Company stock (post-20-for-1 reverse split).

Share exchange and name change

On September 23, 2020, the Company entered into a share exchange agreement with Global Environmental Technologies, Inc., a Wyoming corporation. Under the terms of this agreement, NexGen Holdings Corp. exchanged thirty-five shares of its common stock for one share of Global, and the transaction was accounted for as a change in control: NexGen was treated as the accounting acquiree and Global as the accounting acquirer. On October 6, 2020, the Company formally changed its name with the State of Wyoming from NexGen Holdings Corp. to Cyber Enviro-Tech, Inc. On the same date, Global and NexGen completed a share exchange that provided for the exchange of one share of Global for thirty-five shares of NexGen; this exchange involved no purchase or sale of assets and was limited to an exchange of equity interests.

Reverse stock split and corporate actions

On October 30, 2020, Cyber Enviro-Tech, Inc. amended its articles of incorporation to authorize a reverse split of its issued and outstanding common stock on a 20-to-1 basis. The 20-for-1 reverse split was processed with the OTC Markets on April 30, 2021, resulting in a corresponding reduction in the number of outstanding common shares. These actions were part of a broader recapitalization and restructuring of the Company’s equity and governance arrangements following the change in control and name change described above.

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Registration statements and financing activity

The Company filed a Form S-1 registration statement in 2022, which became effective in January 2023. This registration statement permits the Company to offer and sell up to 10 million shares of its common stock at a price of 0.40 per share and also registered approximately 7 million shares of common stock that were issued upon conversion of debentures in 2022, thereby allowing those securities to become freely tradeable. As of November 13, 2025, none of the 10 million primary offering shares registered in this initial S-1 have been sold. The Company filed a second Form S-1 registration statement in 2023, which became effective in December 2023. This second registration statement registered shares issued or issuable to consultants as compensation for services, as well as shares issued or issuable to certain investors for cash or upon the conversion of convertible debentures.

Facilities and contact information

The Company’s principal executive offices are located at 6991 E. Camelback Road, Suite D-300, Scottsdale, Arizona 85251, and the Company’s main telephone number is (866) 687-6856. The Company’s website is located at www.cyberenviro.tech, which provides additional information about its business and technology, although information on the website is not incorporated by reference into this Offering Circular unless specifically stated. The Company’s statutory registered agent is Registered Agents Inc., located at 30 N. Gould Street, Suite R, Sheridan, Wyoming 82801, and the registered agent’s telephone number is (307) 200-2803.

Form and year of organization;

Cyber Enviro-Tech, Inc., also referred to as “CETI” and the “Company”, was founded in the State of Wyoming as Electronic Biotek, Inc in April 1986.

Bankruptcy, receivership;

The company has never filed Bankruptcy or been involved in any receiverships or similar proceedings.

Material reclassification;

The Company has been known by a variety of names since its inception in the State of Wyoming as Electronic Biotek, Inc. In 2020, CETI through its previous name, Globel Technologies, Inc (“Global”) acquired NexGen Holdings Corp via a reverse merger. Subsequent to the reverse merger, the Company changed its name to Cyber Enviro-Tech, Inc.

Dividends

We have not paid or declared any cash dividends on our common stock in the past and do not foresee doing so in the foreseeable future.  We intend to retain any future earnings for the operation and expansion of our business. Any decision as to future payment of dividends will depend on the available earnings, the capital requirements of our Company, our general financial condition and other factors deemed pertinent by our Board of Directors.

Trading Market

Our Common Stock is quoted on OTC Market QB under the symbol CETI.

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THE OFFERING

Issuer:	Cyber Enviro-Tech, Inc

Securities offered:	A maximum of 1,000,000,000 shares of our common stock, no par value (“Common Stock”) at an offering price of $.005 per share (the “Offered Shares”). (See “Distribution.”).

Number of shares of Common Stock outstanding before the offering	128,889,309 issued and outstanding as of December 22, 2025.

Number of shares of Common Stock to be outstanding after the offering	1,128,889,309 if the maximum amount of Offered Shares are sold.

Price per share:	$0.005.

Maximum offering amount:	1,000,000,000 shares at $0.005 per share, with a maximum total offering amount of $5,000,000 (See “Plan of Distribution”).

Trading Market:	Our Common Stock is quoted on the OTCQB Venture Market division under the symbol “CETI.”

Use of proceeds:	If we sell all of the shares being offered, our net proceeds (after our estimated offering expenses) will be $4,950,000. We will use these net proceeds for working capital and other general corporate purposes.

Risk factors:	Investing in our Common Stock involves a high degree of risk, including: Immediate and substantial dilution. Limited market for our stock. See “Risk Factors.”

Termination	This Offering will terminate on twelve months from the day the Offering is qualified, subject to extension for up to thirty (30) days as defined below or the date on which the maximum offering amount is sold (such earlier date, the “Termination Date”).

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RISK FACTORS

Investment in our common shares involves a high degree of risk. You should carefully consider, among other matters, the following risk factors in addition to the other information in this Annual Report on Form 10-K when evaluating our business because these risk factors may have a significant impact on our business, financial condition, operating results or cash flow. If any of the material risks described below or in subsequent reports we file with the Securities and Exchange Commission (“SEC”) actually occur, they may materially harm our business, financial condition, operating results or cash flow. Additional risks and uncertainties that we have not yet identified or that we presently consider to be immaterial may also materially harm our business, financial condition, operating results or cash flow.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

Our limited operating history makes evaluating our business and future prospects difficult and may increase the risk of your investment.

We have a very limited operating history on which investors can base an evaluation of our business, operating results and prospects. We began operations in 2021 and have limited operating history with respect to remediation of contaminated industrial wastewater. Consequently, it is difficult to predict our future revenues, if any, and appropriately budget for our expenses, and we have limited insight into trends that may emerge and affect our business.

Our pilot project was an oil field in West Texas which was a testing facility for us and was recently spun off.  Completion of our water filtration system and the further development and commercialization of our products is dependent upon the availability of sufficient funds. This limits our ability to accurately forecast the cost of the development of our products. If the markets and applications of our products do not develop as we expect or develop more slowly than we expect, our business, prospects, financial condition and operating results will be harmed.

Because we have limited capital, we may need to raise additional capital in the future by issuing debt or equity securities, the terms of which may dilute our current investors and/or reduce or limit their liquidation or other rights.

The terms of securities we issue in future capital raising transactions may be more favorable to new investors, and may include liquidation preferences, superior voting rights or the issuance of other derivative securities, which could have a further dilutive effect on or subordinate the rights of our current investors. Any additional capital raised through the sale of equity securities will likely dilute the ownership percentage of our shareholders. Additionally, any debt securities we issue would likely create a liquidation preference superior to that of our current investors and, if convertible into shares of common stock, would also pose the risk of dilution.

We may be unable to obtain necessary financing if and when required.

Our ability to obtain financing, if and when necessary, may be impaired by such factors as the capital markets (both in general and in the particular industry or industries in which we may choose to operate), our limited operating history and lack of operations, the national and global economies and the condition of the market for microcap securities. Further, economic downturns including the recession we may be entering combined with high inflation and investor uncertainties may increase our requirements for capital, particularly if such economic downturn persists for an extended period of time or after we have acquired an operating entity, and may limit or hinder our ability to obtain the funding we require. If the amount of capital we are able to raise from financing activities, together with any revenues we may generate from future operations, is not sufficient to satisfy our capital needs, we may be required to cease our operations, divest our assets at unattractive prices or obtain financing on unattractive terms. If any of the foregoing should happen, our shareholders could lose some or all of their investment.

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Our independent auditors have expressed their concern as to our ability to continue as a going concern.

We reported an accumulated deficit of $(16,026,930) and had a stockholders’ deficit of $(999,563) at September 30, 2025. Our auditors have expressed substantial doubt about our ability to continue as a going concern. As of December 31, 2024, we had a net loss of $6,365,984 and cash of $59,411. We do not yet generate sufficient revenue to cover operating expenses. As a result of our financial condition, we have received a report from our independent registered public accounting firm for our financial statements for the years ended December 31, 2024 and 2023 that includes an explanatory paragraph describing the uncertainty as to our ability to continue as a going concern without the infusion of significant additional capital. There can be no assurance that management will be successful in implementing its plans. If we are unable to raise additional financing, we may cease operations

Our products may not be successful in gaining market acceptance, which would negatively impact our revenues.

Currently, our business strategy is to continue to focus on the remediation of contaminated industrial wastewater with an initial emphasis on the oil & gas industry, and gain access to additional technologies at a time and in a manner that we believe is best for our development. We may have difficulties in reaching market acceptance, which could negatively impact our revenues, for a number of reasons including:

●	any delays in securing partnerships and strategic alliances;

●	any technical delays and malfunctions;

●	failure to receive regulatory approval on a timely basis or at all; and

●	failure to receive a sufficient level of reimbursement from government, insurers or other third-party payors.

If we are unable to keep up with rapid technological changes in our field, we will be unable to operate profitably.

Our industry is characterized by extensive research efforts and rapid technological progress. If we fail to anticipate or respond adequately to technological developments, our ability to operate profitably could suffer. Competitors may develop superior purification methods, reducing demand for our systems. We cannot assure you that research and discoveries by other companies will not render our water purification solutions or potential products uneconomical or result in products superior to those we develop or that any products or services we develop will be preferred to any existing or newly-developed products.

Many of our potential competitors are better established and have significantly greater resources which may make it difficult for us to compete in the markets in which we intend to sell our products.

The market for the products we develop is highly competitive. Many of our potential competitors are well established with larger and better resources, longer relationships with customers and suppliers, greater name recognition and greater financial, technical and marketing resources than we have. Increased competition may result in price reductions, reduced gross margins, loss of market share and loss of licensees, any of which could materially and adversely affect our business, operating results and financial condition. We cannot ensure that prospective competitors will not adopt technologies or business plans similar to ours or develop products which may be superior to ours or which may prove to be more popular. It is possible that new competitors will emerge and rapidly acquire market share. We cannot ensure that we will be able to compete successfully against future competitors or that the competitive pressures will not materially and adversely affect our business, operating results and financial condition.

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If we lose any of our key management personnel or consultants, we may not be able to successfully manage our business or achieve our objectives.

We rely on Kim D. Southworth (CEO) and Dan Leboffe (CFO). Loss of either could materially disrupt operations because we do not maintain key-man insurance. Our future success depends in large part upon the leadership and performance of our management and consultants. The Company’s operations and business strategy are dependent upon the knowledge and business contacts of our executive officers and our consultants. Although, we hope to retain the services of our officers and consultants, if any of our officer or consultants should choose to leave us for any reason before we have hired additional personnel, our operations may suffer. If we should lose their services before we are able to engage and retain qualified employees and consultants to execute our business plan, we may not be able to continue to develop our business as quickly or efficiently.

In addition, we must be able to attract, train, motivate and retain highly skilled and experienced technical employees in order to successfully develop our business. Qualified technical employees often are in great demand and may be unavailable in the time frame required to satisfy our business requirements. We may not be able to attract and retain sufficient numbers of highly skilled technical employees in the future. The loss of technical personnel or our inability to hire or retain sufficient technical personnel at competitive rates of compensation could impair our ability to successfully grow our business. If we lose the services of any of our personnel, we may not be able to replace them with similarly qualified personnel, which could harm our business.

Developments or assertions by us or against us relating to intellectual property rights could materially impact our business.

We believe that there are multiple potential patents within this offering.

Litigation may also be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others or to defend against claims of invalidity. Such litigation could result in substantial costs and the diversion of resources.

As we create or adopt new products, we will also face an inherent risk of exposure to the claims of others that we have allegedly violated their intellectual property rights.

Our products could infringe on the intellectual property rights of others which may result in costly litigation and, if we do not prevail, could also cause us to pay substantial damages and prohibit us from selling or licensing our products.

Third parties may assert infringement or other intellectual property claims against us. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products or technology infringe a third party’s proprietary right. Further, we may be prohibited from selling or providing products before we obtain additional licenses, which, if available at all, may require us to pay substantial royalties or licensing fees. Even if claims are determined to be without merit, defending a lawsuit takes significant time, may be expensive and may divert management’s attention from our other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed and our stock price to decline.

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We have identified material weaknesses in our internal control over financial reporting, and if we are unable to achieve and maintain effective internal control over financial reporting or effective disclosure controls, we may be at risk to accurately report financial results or detect fraud, which could have a material adverse effect on our business.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring an annual assessment by management of the effectiveness of a public company’s internal controls over financial reporting and an attestation report by the company’s independent auditors addressing this assessment, if applicable. As discussed in Item 9A “Controls and Procedures” based on a review of our internal controls over financial reporting, management concluded that our internal controls over financial reporting were not effective due to the existence of a material weakness relating to a lack of an independent oversight over financial reporting, timely preparation and review of accounting records as of December 31, 2024. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls. Management intends to take this guidance into consideration as we work to resolve this weakness. For additional information, see Item 9A “Controls and Procedures.”

We cannot assure you that we will be able to remediate our existing material weaknesses in a timely manner, if at all, or that in the future additional material weaknesses will not exist, reoccur or otherwise be discovered, a risk that is significantly increased in light of the complexity of our business. If our efforts to remediate these material weaknesses, as described in Item 9A “Controls and Procedures”, are not successful or if other deficiencies occur, our ability to accurately and timely report our financial position, results of operations, cash flows or key operating metrics could be impaired, which could result in late filings of our annual or interim reports under the Exchange Act, restatements of our consolidated financial statements or other corrective disclosures. Our failure to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm our business and negatively impact the trading price of the common shares. In addition, future changes in our accounting, financial reporting, and regulatory environment may create new areas of risk exposure. Failure to modify our existing control environment accordingly may impair our controls over financial reporting and cause our investors to lose confidence in the reliability of our financial reporting, which may adversely affect our share price, suspension of trading or delisting of our common shares by the OTCQB Venture Market or other material adverse effects on our business, reputation, results of operations, financial condition or liquidity. Furthermore, if we continue to have these existing material weaknesses, other material weaknesses or significant deficiencies in the future, it could create a perception that our financial results do not fairly state our financial condition or results of operations. Any of the foregoing could have an adverse effect on the value of our shares.

 Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including our principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 using the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013) (“COSO”).

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Our management assessed the effectiveness of our internal control over financial reporting based on the parameters set forth above and has concluded that as of December 31, 2024, our internal control over financial reporting was not effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles as a result of the material weaknesses described below. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Specifically, in its assessment of the effectiveness of internal control over financial reporting as of December 31, 2024, the Company’s management determined that there were control deficiencies resulting in the following material weaknesses.

1.	The Company has an inadequate control environment. Specifically, there are no risk assessment, information or communication, or monitoring processes in place. Additionally, corporate governance is inadequate as a result of limited resources and oversight and the Company lacks policies that require formal written approval for related party transactions.

2.	The Company has inadequate control activities or formal accounting policies and procedures. Specifically, the Company lacks segregation of duties or adequate levels of supervision and review, there is a lack of information technology controls, and there are limited accounting resources with the appropriate knowledge of U.S. generally accepted accounting principles or SEC experience to ensure the financial reporting is free from material misstatements.

The market for our products is immature and volatile and if it does not develop, or if it develops more slowly than we expect, the growth of our business will be harmed.

The market for water filtration systems is a new and unproven market, and it is uncertain whether it will achieve and sustain demand and market adoption. Our success will depend to a substantial extent on the willingness of customers to use our systems, as well as on our ability to demonstrate the value of our filtration system products to customers and to develop new systems that provide value to customers and users. If customers and users do not perceive the benefits of our products, then our market may not develop at all, or it may develop more slowly than we expect, either of which could significantly adversely affect our operating results. In addition, we have limited insight into trends that might develop and affect our business. We might make errors in predicting and reacting to relevant business, legal and regulatory trends, which could harm our business. If any of these events occur, it could materially adversely affect our business, financial condition or results of operations.

If our security measures are breached and unauthorized access to a customer’s data are obtained, our products may be perceived as insecure, we may incur significant liabilities, our reputation may be harmed and we could lose sales and customers.

Cyber Enviro-Tech, Inc is a water science technology company focusing on the remediation of contaminated industrial wastewater with an initial emphasis on the oil & gas industry. Our water filtration, wastewater and alternative energy systems will have neural sensors, controls and networks - all connected to a cellular device. Because of the extreme sensitivity of this information, the security features of our product are very important. If our security measures, some of which will be managed by third parties, are breached or fail, unauthorized persons may be able to obtain access to sensitive data. A security breach or failure could result from a variety of circumstances and events, including but not limited to third-party action, employee negligence or error, malfeasance, computer viruses, attacks by computer hackers, failures during the process of upgrading or replacing software, databases or components thereof, power outages, hardware failures, telecommunication failures, user errors, and catastrophic events.

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If our security measures were to be breached or fail, our reputation could be severely damaged, adversely affecting customer or investor confidence, customers may curtail their use of or stop using our products and our business may suffer. In addition, we could face litigation, damages for contract breach, penalties and regulatory actions for violations of state and federal privacy and security regulations, significant costs for investigation, remediation and disclosure and for measures to prevent future occurrences. In addition, any potential security breach could result in increased costs associated with liability for stolen assets or information, repairing system damage that may have been caused by such breaches, incentives offered to customers or other business partners in an effort to maintain the business relationships after a breach and implementing measures to prevent future occurrences, including organizational changes, deploying additional personnel and protection technologies, training employees and engaging third-party experts and consultants. While we maintain insurance covering certain security and privacy damages and claim expenses, we may not carry insurance or maintain coverage sufficient to compensate for all liability and in any event, insurance coverage would not address the reputational damage that could result from a security incident.

We plan to outsource important aspects of the storage and transmission of customer information and thus rely on third parties to manage functions that have material cyber-security risks. These outsourced functions include services such as software design and product development, software engineering, database consulting, data-center security, IT, network security, data storage and Web application firewall services. We cannot assure you that any measures that are taken will adequately protect us from the risks associated with the storage and transmission of customers’ proprietary information and protected health information.

We may experience cyber-security and other breach incidents that may remain undetected for an extended period. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against us, we may be unable to anticipate these techniques or to implement adequate preventive measures. In addition, in the event that our customers authorize or enable third parties to access their data or the data of their employees on our systems, we cannot ensure the complete integrity or security of such data in our systems as we would not control access. If an actual or perceived breach of our security occurs, or if we are unable to effectively resolve such breaches in a timely manner, the market perception of the effectiveness of our security measures could be harmed, we could be subject to regulatory action or other damages and we could lose sales and customers.

We depend on third-party contract manufactures for our products, and any disruption in the operation of these facilities could adversely affect our business.

We will provide our products through contract third-party manufacturers. While we control and have access to our servers and all of the components of our network that are located in our external data centers, we do not control the operation of these facilities. The owners of our data centers have no obligation to renew agreements with us on commercially reasonable terms, or at all. If we are unable to renew any such agreements we may enter into on commercially reasonable terms, or if our data center operator is acquired, we may be required to transfer our servers and other infrastructure to new data center facilities, and we may incur significant costs and possible service interruption in connection with doing so.

Problems faced by our third-party data center locations could adversely affect the experience of our customers. The operators of the data centers could decide to close their facilities without adequate notice. In addition, any financial difficulties, such as bankruptcy, faced by the operators of the data centers or any of the service providers with whom we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict. Additionally, if our data centers are unable to keep up with our growing needs for capacity, this could have an adverse effect on our business. For example, a rapid expansion of our business could affect the service levels at our data centers or cause such data centers and systems to fail. Any changes in third-party service levels at our data centers or any disruptions or other performance problems with our products could adversely affect our reputation or result in lengthy interruptions in our services. Interruptions in our services might reduce our revenue, cause us to issue refunds to customers for prepaid and unused subscriptions, subject us to potential liability or adversely affect our renewal rates.

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A security breach or disruption or failure in a computer or communications systems could adversely affect us.

Our operations depend on the continued and secure functioning of our computer and communications systems and the protection of electronic information (including sensitive personal information as well as proprietary or confidential information) stored in computer databases maintained by us or by third parties. Such systems and databases are subject to breach, damage, disruption or failure from, among other things, cyber-attacks and other unauthorized intrusions, power losses, telecommunications failures, fires and other natural disasters, armed conflicts or terrorist attacks. We may be subject to threats to our computer and communications systems and databases of unauthorized access, computer hackers, computer viruses, malicious code, cyber-crime, cyber-attacks and other security problems and system disruptions. Unauthorized persons may attempt to hack into our systems to obtain personal data relating to clinical trial participants or employees or our confidential or proprietary information or of third parties or information relating to our business and financial data. If, despite our efforts to secure our systems and databases, events of this nature occur, we could expose clinical trial participants or employees to financial or medical identity theft, lose clinical trial participants or employees or have difficulty attracting new clinical trial participants or employees, be exposed to the loss or misuse of confidential information or business and financial data, have disputes with clinical trial participants or employees, suffer regulatory sanctions or penalties under applicable laws, incur expenses as a result of a data privacy breach, or suffer other adverse consequences including legal action and damage to our reputation.

Government Regulations may have a negative impact on our business.

U.S. regulations for contaminated industrial wastewater, particularly from the oil and gas industry, are governed by the Clean Water Act (CWA), which mandates permits and standards for discharges. The Clean Water Act (CWA) is administered by the United States Environmental Protection Agency (EPA). Under the CWA, EPA has implemented pollution control programs such as setting wastewater standards for industry. EPA has also developed national water quality criteria recommendations for pollutants in surface waters. Other key regulations include the National Pollutant Discharge Elimination System (NPDES) program, Effluent Limitations Guidelines for specific industries like oil and gas (40 CFR Part 435) and petroleum refining (40 CFR Part 419), and the RCRA Corrective Action Management Unit (CAMU) rule for hazardous waste cleanup. States also have their own regulations that can be more stringent.

RISKS ASSOCIATED WITH OUR COMMON SHARES AND COMPANY

The market price of our common stock may decline if a substantial number of shares of our common stock are sold at once or in large blocks.

Presently the market for our common stock is limited. If an active market for our shares develops in the future, some or all of our shareholders may sell their shares of our common stock which may depress the market price.

Future issuances of our common stock could dilute the interests of our existing shareholders, particularly in connection with an acquisition and any resulting financing.

We may issue additional shares of our common stock in the future. The issuance of a substantial amount of our common stock or securities convertible, exercisable or exchangeable for our common stock could substantially dilute the interests of our shareholders. In addition, the sale of a substantial amount of common stock in the public market, either in the initial issuance or in a subsequent resale by the target company’s former equity holders in a business combination which received our common stock as consideration, or by investors who had previously acquired such common stock, could have an adverse effect on the market price of our common stock.

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Because of FINRA sales practice requirements which affect broker-dealers, the market price for our common stock will be adversely affected.

FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low-priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy shares of our common stock, which may limit our shareholders’ ability to buy and sell our common stock and have an adverse effect on the market for our shares. Further, due to FINRA regulation, there are a limited number of broker dealers which will handle penny stocks, which impairs the market and reduces the market price.

Due to changes to Rule 15c2-11 under the Securities Exchange Act of 1934, our common stock may become subject to limitations or reductions on stock price, liquidity or volume.

On September 28, 2021, the SEC’s amendments to Rule 15c2-11 under the Exchange Act became effective. This Rule applies to broker-dealers who quote securities listed on over-the-counter markets such as our common stock. The Rule as amended prohibits broker-dealers from publishing quotations on OTC markets for an issuer’s securities unless they are based on current publicly available information about the issuer. The amended Rule will also limit the Rule’s “piggyback” exception, which allows broker-dealers to publish quotations for a security in reliance on the quotations of a broker-dealer that initially performed the information review required by the Rule, to issuers with current publicly available information or issuers that are up-to-date in their Exchange Act reports. As of this date, we are uncertain as what actual effect the Rule may have on us.

Upon the effective date of the Rule amendments, the OTC Markets has passed a rule that permits shell companies to trade for only 18 months after September 28, 2021. As a result, we will need to acquire an operating business within the prescribed timeframe in order for our common stock to continue to be quoted on the OTC Pink Market.

The Rule changes could harm the liquidity and/or market price of our common stock by either preventing our shares from being quoted or driving up our costs of compliance. Because we are a voluntary filer under Section 15(d) of the Exchange Act and not a public reporting company, the practical impact of these changes is to require us to maintain a level of periodic disclosure we are not presently required to maintain, which would cause us to incur material additional expenses. Further, if we cannot or do not provide or maintain current public information about our company, our stockholders may face difficulties in selling their shares of our common stock at desired prices, quantities or times, or at all, as a result of the amendments to the Rule.

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Because we may issue preferred stock without the approval of our shareholders and have other anti-takeover defenses, it may be more difficult for a third-party to acquire us and could depress our stock price.

Our Board may issue, without a vote of our shareholders, one or more series of preferred stock that have voting rights, liquidation preferences, dividend rights and other rights that are superior to those of our common stock. Any issuance of preferred stock could adversely affect the rights of holders of our common stock in that such preferred stock could have priority over the common stock with respect to voting, dividend or liquidation rights. Further, because we can issue preferred stock having voting rights per share that are greater than the equivalent of one share of our common stock, our Board could issue preferred stock to investors who support us and our management and give effective control of our business to our management. Additionally, issuance of preferred stock could block an acquisition resulting in both a drop in our stock price and a decline in interest of our common stock. This could make it more difficult for shareholders to sell their common stock and/or cause the market price of our common stock shares to drop significantly, even if our business is performing well.

We expect that our stock price will fluctuate significantly.

The trading price of our common shares may be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this report, these factors include:

●	announcement of new products by our competitors;

●	release of new products by our competitors;

●	adverse regulatory decisions;

●	developments in our industry or target markets; and

●	general market conditions including factors unrelated to our operating performance.

Recently, the stock market in general has experienced extreme price and volume fluctuations. Continued market fluctuations could result in extreme market volatility in the price of our common shares which could cause a decline in the value of our shares.

Market prices for securities of environmental remediation companies can be volatile and the share price for our common shares has been historically volatile. This increases the risk of securities litigation. Factors such as announcements of technological innovations, new commercial products, patents, the development of proprietary rights, results of clinical trials, regulatory actions, publications, financial results, our financial position, future sales of shares by us or our current shareholders and other factors could have a significant effect on the market price and volatility of the common shares.

If our business is unsuccessful, our shareholders may lose their entire investment.

Although shareholders will not be bound by or be personally liable for our expenses, liabilities or obligations beyond their total original capital contributions, should we suffer a deficiency in funds with which to meet our obligations, the shareholders as a whole may lose their entire investment in our Company.

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Trading of our common shares on the OTCQBTM Venture Market is limited and sporadic, making it difficult or impossible for our shareholders to sell their shares or liquidate their investments.

There is a very limited market for our common shares. The OTCQBTM Venture Market is a significantly more limited market than the established exchanges such as the New York Stock Exchange or NASDAQ. There is no assurance that a sufficient market will develop in our shares, and the lack of an active market will impair your ability to sell your common shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of our common shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration. Even after trading volume increases, trading through the OTCQB Venture Market is frequently thin and highly volatile.

Our common shares are subject to the “penny stock” rules of the SEC and we have no established market for our securities, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

The SEC has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person’s account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person’s account for transactions in penny stocks, the broker or dealer must: (i) obtain financial information and investment experience objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form: (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our common shares and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Because our common stock is subject to the “penny stock” rules, brokers cannot generally solicit the purchase of our common stock, which adversely affects its liquidity and market price.

The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. The market price of our common stock on the OTC Pink Market is presently less than $5.00 per share and therefore we are considered a “penny stock” company according to SEC rules. Further, we do not expect our stock price to rise above $5.00 in the foreseeable future. The “penny stock” designation requires any broker-dealer selling our securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules limit the ability of broker-dealers to solicit purchases of our common stock and therefore reduce the liquidity of the public market for our shares.

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Moreover, as a result of apparent regulatory pressure from the SEC and the Financial Industry Regulatory Authority (“FINRA”), a growing number of broker-dealers decline to permit investors to purchase and sell or otherwise make it difficult to sell shares of penny stocks. The “penny stock” designation may have a depressive effect upon our common stock price.

Because we do not intend to pay any cash dividends on our common shares, our shareholders will not be able to receive a return on their shares unless they sell them.

We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common shares in the foreseeable future. Unless we pay dividends, our shareholders will not be able to receive a return on their shares unless they sell them at a price higher than that which they initially paid for such shares.

Because we are not subject to compliance with rules requiring the adoption of certain corporate governance measures, our shareholders have limited protections against interested director transactions, conflicts of interest and similar matters.

The Sarbanes-Oxley Act of 2002, as well as rule changes proposed and enacted by the SEC, the New York Stock Exchange, the NYSE American and NASDAQ, as a result of Sarbanes-Oxley Act of 2002, require the implementation of various measures relating to corporate governance. These measures are designed to enhance the integrity of corporate management and the securities markets and apply to securities which are listed on those exchanges. Because we are not listed on any of the exchanges, we will not be presently required to comply with many of the corporate governance provisions.

Our authorized capital consists of 350,000,000 shares of one class designated as common shares. We may, in the future, issue additional common shares, which would reduce investors’ percent of ownership and may dilute our share value.

Our Articles of Incorporation authorizes the issuance of 350,000,000 of our common shares, $0.001 par value, of which 128,889,309 shares are currently issued and outstanding. The future issuance of common shares may result in substantial dilution in the percentage of our common shares held by our then existing shareholders. We may value any common shares issued in the future on an arbitrary basis. The issuance of common shares for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors and may have an adverse effect on any trading market of our common shares.

Offers or availability for sale of a substantial number of our common shares may cause the price of our common shares to decline.

If our shareholders sell substantial amounts of our common shares in the public market, including shares issued in the public offering and shares issued upon conversion of outstanding convertible notes or exercise of outstanding warrants, or upon the expiration of any statutory holding period, under Rule 144, or upon the exercise of outstanding options or warrants, it could create a circumstance commonly referred to as an “overhang” and in anticipation of which the market price of our common shares could fall. The existence of an overhang, whether or not sales have occurred or are occurring, also could make more difficult our ability to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

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We qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act, or JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements.

For so long as we are an emerging growth company, we will not be required to:

●	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002;

●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

●	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.07 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Until such time, however, we cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

In addition, when these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of us ceasing to be an emerging growth company or the timing of such costs. In addition, once we no longer qualify as an emerging growth company under the JOBS Act and lose the ability to rely on the exemptions related thereto, depending on our status as per Rule 12b-2 of the Securities Exchange Act of 1934, as amended, our independent registered public accounting firm may also need to attest to the effectiveness of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and eventual auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 when we are no longer an emerging growth company. This process will require the investment of substantial time and resources, including by our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete.

Since we have elected under Section 107 of the JOBS Act to use the extended transition period with respect to complying with new or revised accounting standards, our financial statements may not be comparable to companies that comply with public company effective dates making it more difficult for an investor to compare our results with other public companies.

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 102(b)(2)(B) of the Act for complying with new or revised accounting standards. In other words, as an emerging growth company we can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

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We are offering our shares of Common Stock pursuant to recent amendments to Regulation A promulgated pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to Tier 2 issuers make our shares of Common Stock less attractive to investors as compared to a traditional initial public offering.

Pursuant to Tier 2 Regulation A rules, we are subject to scaled disclosure and reporting requirements, which may make our shares of Common Stock less attractive to investors who are accustomed to traditional initial public offerings that are subject to enhanced disclosure and more frequent financial reporting. In addition, given the relative lack of regulatory precedence regarding the recent amendments to Regulation A, there is a significant amount of regulatory uncertainty in regards to how the SEC or the individual state securities regulators will regulate both the offer and sale of our shares of Common Stock, as well as any ongoing compliance that we may be subject to. If our scaled disclosure and reporting requirements, or regulatory uncertainty regarding Regulation A, reduces the attractiveness of our shares of Common Stock, we may be unable to raise the necessary funds necessary to continue developing our Programs, which could severely affect the value of our shares of Common Stock.

Our use of Form 1-A and our reliance on Regulation A for this offering may make it more difficult to raise capital as and when we need it, as compared to if we were conducting a traditional public offering on Form S-1.

Because of the exemptions from various reporting requirements provided to us under Regulation A and because we are only permitted to raise up to $75,000,000 in any 12-month period under Regulation A (although we may raise capital in other ways), we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be adversely affected.

The elimination of monetary liability against our directors, officers and employees under our Articles of Incorporation and the existence of indemnification rights to our directors, officers and employees may result in substantial expenditures by our company and may discourage lawsuits against our directors, officers and employees.

Our Articles of Incorporation contains provisions that eliminate the liability of our directors for monetary damages to our company and shareholders. Our bylaws also require us to indemnify our officers and directors. We may also have contractual indemnification obligations under our agreements with our directors, officers and employees. The foregoing indemnification obligations could result in our company incurring substantial expenditures to cover the cost of settlement or damage awards against directors, officers and employees that we may be unable to recoup. These provisions and resulting costs may also discourage our company from bringing a lawsuit against directors, officers and employees for breaches of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our shareholders against our directors, officers and employees even though such actions, if successful, might otherwise benefit our company and shareholders.

We may become involved in securities class action litigation that could divert management’s attention and harm our business.

The stock market in general, and the shares of early-stage companies in particular, have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of the companies involved. If these fluctuations occur in the future, the market price of our shares could fall regardless of our operating performance. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. If the market price or volume of our shares suffers extreme fluctuations, then we may become involved in this type of litigation, which would be expensive and divert management’s attention and resources from managing our business.

As a public company, we may also from time to time make forward-looking statements about future operating results and provide some financial guidance to the public markets. Projections may not be made timely or set at expected performance levels and could materially affect the price of our shares. Any failure to meet published forward-looking statements that adversely affect the stock price could result in losses to investors, stockholder lawsuits or other litigation, sanctions or restrictions issued by the SEC.

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Our common stock is currently deemed a “penny stock,” which makes it more difficult for our investors to sell their shares.

The SEC has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require that a broker or dealer approve a person’s account for transactions in penny stocks, and the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience objectives of the person and make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form sets forth the basis on which the broker or dealer made the suitability determination, and that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our common stock if and when such shares are eligible for sale and may cause a decline in the market value of its stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities, and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

As an issuer of a “penny stock,” the protection provided by the federal securities laws relating to forward-looking statements does not apply to us.

Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks. As a result, we will not have the benefit of this safe harbor protection in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading. Such an action could hurt our financial condition.

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Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreements, which could result in less favorable outcomes to investors in any action under that agreement.

Investors in this offering will be bound by the subscription agreement that includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the subscription agreement, including any claim under the federal securities laws. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Florida, which governs the subscription agreement, in a court of competent jurisdiction in the State of Florida. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently, and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the subscription agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the subscription agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to investors in such an action. Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of common shares or by us of compliance with any provision of the federal securities laws and the rules and regulations promulgated under those laws.

The Company’s exclusive forum provision in the Subscription Agreement attached as Exhibit 4.1 does not apply to claims arising under the federal securities laws and the rules and regulations thereunder, including the Securities Act and the Exchange Act, and there are risks and other potential impacts of this exclusive forum provision to investors in this Offering.

The Subscription Agreement for this Offering provides that, unless we consent in writing to the selection of an alternative forum, the state and federal courts located in Broward County, Florida will be the sole and exclusive forum for substantially all disputes between us and subscribers to this Offering, which could limit your ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees. This choice of forum provision does not preclude or contract the scope of exclusive federal or concurrent jurisdiction for any actions brought under the Securities Act or the Exchange Act and does not apply to claims arising under the federal securities laws. Accordingly, our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and you cannot waive our compliance with these laws, rules, and regulations.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities pursuant hereto shall be deemed to have notice of and consented to this provision. This exclusive-forum provision may limit your ability to bring a claim in a judicial forum of your choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find the choice of forum provision contained in the Subscription Agreement, to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management and other employees.

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Statements Regarding Forward-looking Statements

This Disclosure Statement contains various “forward-looking statements.” You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “would,” “could,” “should,” “seeks,” “approximately,” “intends,” “plans,” “projects,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements may be impacted by a number of risks and uncertainties.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance taking into account all information currently available to us. These beliefs, assumptions and expectations are subject to risks and uncertainties and can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. You should carefully consider these risks before you make an investment decision with respect to our Securities. For a further discussion of these and other factors that could impact our future results, performance or transactions, see the section entitled “Risk Factors.”

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USE OF PROCEEDS

We estimate that, at a per share price of $.005 per share, the net proceeds from the sale of the shares in this offering will be approximately $4,950,000, after deducting the estimated offering expenses of approximately $30,000.

The following table sets forth the uses of proceeds assuming the sale of 100%, 75%, 50% and 25% of the securities offered for sale by the Company at $.005 per share. No assurance can be given that we will raise the full $5,000,000 as reflected in the following table:

Shares Offered (% Sold)	Shares Sold (100%)	Shares Sold (75%)	Shares Sold (50%)	Shares Sold (25%)
Total Offering Amount	$5,000,000	$3,750,000	$2,500,000	$1,250,000
Approximate Offering Expenses (1)
Misc. Expenses	20,000	20,000	20,000	20,000
Legal, Accounting and Audit	30,000	30,000	30,000	30,000
Total Offering Expenses	50,000	50,000	50,000	50,000
Total Net Offering Proceeds	4,950,000	3,700,000	2,450,000	1,200,000
Principal Uses of Net Proceeds (2)
Advertising and marketing	$350,000	$262,500	$175,000	$87,500
Compensation to officer employees, consultants, support staff (3)	$400,000	$300,000	$200,000	$100,000
Legal, investor relations, accounting, IT, servers, miscellaneous fees	$440,000	$342,500	$245,000	$147,500
Research and Development	$1,350,000	$1,012,500	$675,000	$337,500
Equipment	$1,320,000	$990,000	$660,000	$330,000
Working Capital	$1,110,000	$820,000	$530,000	$240,000

Total Principal Uses of Net Proceeds	$4,950,000	$3,727,500	$2,485,000	$1,242,500

(1)	These amounts are estimates.

(2)	These figures are estimates.

(3)	The Company may use proceeds received and slates for this line item in order to pay all or a portion of any accrued and unpaid salaries of executives as discussed elsewhere in this Offering Circular.

The expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including negotiations with the other parties in the merge and acquisitions process of the target companies, the amount of cash available from other sources and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

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DILUTION

If you purchase shares in this offering, your ownership interest in our Common Stock will be diluted immediately, to the extent of the difference between the price to the public charged for each share in this offering and the net tangible book value per share of our Common Stock after this offering.

Our historical net tangible book value as of September 30, 2025, was $(999,563) or $(0.0078) per then-outstanding share of our Common Stock. Historical net tangible book value per share equals the amount of our total tangible assets less total liabilities, divided by the total number of shares of our Common Stock outstanding, all as of the date specified.

The following table illustrates the per share dilution to new investors discussed above, assuming the sale of, respectively, 100%, 75%, 50% and 25% of the shares offered for sale at $.005 in this offering (after deducting estimated offering expenses of $30,000):

Percentage of shares offered that are sold	100%	75%	50%	25%
Price to the public charged for each common share conversion from this offering (1)	$0.005	$0.005	$0.005	$0.005

Historical net tangible book value per common share as of September 30, 2025 (2)	$(0.0078)	$(0.0078)	$(0.0078)	$(0.0078)

Increase in net tangible book value per common share attributable to new investors in this offering (3)	$0.011299	$0.010873	$0.010106	$0.008329

Net tangible book value per common share, after this offering	$0.003499	$0.003073	$0.002306	$0.000529

Dilution per common share to new investors	$(0.001501)	$(0.001927)	$(0.002694)	$(0.004471)

(1)	Based on a common stock price of $.057 (the closing price of CETI common shares quoted on OTC Markets Group on December 22, 2025).

(2)	Based on net tangible book value of $(999,563) and outstanding common shares of 128,889,309 as of December 22, 2025.

(3)	After deducting estimated offering expenses of $50,000.

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PLAN OF DISTRIBUTION

This Offering Circular is part of an Offering Statement that we filed with the SEC, using a continuous offering process. Periodically, as we have material developments, we will provide an Offering Circular supplement that may add, update or change information contained in this Offering Circular. Any statement that we make in this Offering Circular will be modified or superseded by any inconsistent statement made by us in a subsequent Offering Circular supplement. The Offering Statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this Offering Circular. You should read this Offering Circular and the related exhibits filed with the SEC and any Offering Circular supplement, together with additional information contained in our annual reports, semi-annual reports and other reports and information statements that we will file periodically with the SEC. See the section entitled “Additional Information” below for more details.

We intend to sell the shares in the primary offering through the efforts of our officers and employees, who will not receive any compensation for offering or selling the shares in our primary offering. We believe that our officers and employees are exempt from registration as a broker-dealer under the provisions of Rule 3a4-1 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”). Such persons:

§	are not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Securities Act; and

§	are not to be compensated in connection with his participation by the payment of commissions or other remuneration based either directly or

§	indirectly on transactions in securities; and

§	are not an associated person of a broker or dealer; and

§	meet the conditions of the following:

§	primarily perform, and will perform at the end of this offering, substantial duties for us or on our behalf otherwise than in connection with transactions in securities; and

§	were not brokers or dealers, or an associated persons of a broker or dealer, within the preceding 12 months; and

§	did not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraphs (a)(4)(i) or (iii) of Rule 3a4-1 under the Exchange Act.

In addition, the Company will allow investors who have purchased convertible notes to apply the principal and interest of the notes to purchase shares in this Offering.

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Pricing of the Offering

Prior to the Offering, there has been a limited public market for the Offered Shares. The public offering price was determined by the Company. The principal factors considered in determining the public offering price include:

§	the information set forth in this Offering Circular and otherwise available;

§	our history and prospects and the history of and prospects for the industry in which we compete;

§	our past and present financial performance;

§	our prospects for future earnings and the present state of our development;

§	the general condition of the securities markets at the time of this Offering;

§	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

§	other factors deemed relevant by us.

Offering Period and Expiration Date

This Offering will start on or after the Qualification Date and will terminate at the Company’s discretion or, on the Termination Date.

Procedures for Subscribing

When you decide to subscribe for Offered Shares in this Offering, you should:

Contact us via phone or email.

1.	Electronically receive, review, execute and deliver to us a subscription agreement; and

2.	Deliver funds directly by wire or electronic funds transfer via ACH to the specified account maintained by us.

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. We shall only deliver such subscription agreement upon request after a potential investor has had ample opportunity to review this Offering Circular.

Right to Reject Subscriptions. After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been deposited to the Company’s account, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions. Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the shares subscribed at closing. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

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No Escrow

The proceeds of this offering will not be placed into an escrow account. We will offer our Common Stock on a best effort’s basis. As there is no minimum offering, upon the approval of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds at Management’s discretion.

Investment Limitations

Generally, no sale may be made to you in this Offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth (please see below on how to calculate your net worth). Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Because this is a Tier 2, Regulation A Offering, most investors must comply with the 10% limitation on investment in the Offering. The only investor in this Offering exempt from this limitation is an “accredited investor” as defined under Rule 501 of Regulation D under the Securities Act (an “Accredited Investor”). If you meet one of the following tests you should qualify as an Accredited Investor:

(i)	You are a natural person who has had individual income in excess of $200,000 in each of the two most recent years, or joint income with your spouse in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;

(ii)	You are a natural person and your individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time you purchase Offered Shares (please see below on how to calculate your net worth);

(iii)	You are an executive officer or general partner of the issuer or a manager or executive officer of the general partner of the issuer;

(iv)	You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or the Code, a corporation, a Massachusetts or similar business trust or a partnership, not formed for the specific purpose of acquiring the Offered Shares, with total assets in excess of $5,000,000;

(v)	You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Exchange Act, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940 (the “Investment Company Act”), or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958 or a private business development company as defined in the Investment Advisers Act of 1940;

(vi)	You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;

(vii)	You are a trust with total assets in excess of $5,000,000, your purchase of Offered Shares is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the Offered Shares; or

(viii)	You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $5,000,000.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our consolidated financial statements and the notes thereto appearing elsewhere in this Offering Circular. This discussion contains forward-looking statements reflecting our current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors”, “Cautionary Statement regarding Forward-Looking Statements” and elsewhere in this Offering Circular. Please see the notes to our Financial Statements for information about our Critical Accounting Policies and Recently Issued Accounting Pronouncements.

RESULTS OF OPERATIONS

THREE MONTHS ENDED SEPTEMBER 30, 2025 COMPARED TO SEPTEMBER 30, 2024

Our net loss for the three months ended September 30, 2025 was $(798,118) compared to net income of $(831,889) during the three months ended September 30, 2024. The Company has generated revenue of $0 and $10,666 during the three months ended September 30, 2025 and 2024, respectively. The decrease in revenue over time is due to which also explains the change from period to period. Expenses incurred were general administrative expenses of $164,849 and consulting expenses of $247,600 during the three months ended September 30, 2025, compared to $236,236 and $419,736 during the three months ended September 30, 2024 and was due to the West Fox Salt Water Disposal Project which was discontinued and $8k for equipment repairs as well as a reduction in consulting fees associated with the Alvey oil field efforts .

Professional fees. Professional fees for the three months ended September 30, 2025 increased by $94k, or 536.0%, as compared to the same period in 2024 due to increase in audit and audit-related fees of $19k plus increase of $75k in legal fees related to a lawsuit which arose from the Company’s withdrawal of a project of a salt water disposal facility in Oklahoma and general legal services related to standard corporate compliance.

General and administrative Expenses. General and administrative expenses for the three months ended September 30, 2025 decreased by $71k, or 30.2%, compared to 2024. The three months ended September 30, 2024 included $60k in costs for the West Fox Salt Water Disposal Project which was discontinued and $8k for equipment repairs, no associated costs were incurred during the three months ended September 30, 2025.

Consulting fees. Consulting fees decreased by $172k, or 41.0%, due to reduction in consulting fees associated with the Alvey oil field efforts. A total of $65k and $187k are from non-cash, stock-based compensation, for the quarter ended September 30, 2025 and 2024, respectively.

Other income (expense). Changes in other income and expenses are primarily driven by the derivatives for loans taken from one lender. For the derivative related accounts, these are driven by loans whereas the lender has a conversion component if the loan is not paid off. Historically the Company has always repaid the debt instead of allowing a conversion. However, for accounting purposes, we must account for the potential conversion. During the three months ended September 30, 2025, nine new loan was executed resulting in a $554k increase in loss on issuance of derivatives. Additionally, during the three months ended September 30, 2025, nine loan was paid off as compared to two loans paid off during the corresponding period in 2024, resulting in a $683k increase in gain on extinguishment of derivative liability.

Amortization of intangible assets decreased 100% since the underlying asset was fully written off at the end of 2024 and, therefore, no amortization was taken in 2025.

Interest income increased by $1k or 48% over the prior year due to an increase in the underlying receivable due to CETI.

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Interest expense increased by $455k, or 272.3% due to convertible notes with derivative components being exercised during the third quarter resulting in recognition of $400k in interest expense. Additionally, we had more convertible notes outstanding at September 30, 2025 as compared to 2024 resulting in greater interest expense.

Loss from continuing operations. The aforementioned changes resulted in a net loss for the quarter of $728k compared to a net loss of $822k   in 2024, a decrease of 11.4%. Decreases in operating expenses of $150k were offset by the slight increase in other expenses of $51k resulting in the net change to decrease in loss from continuing operations of $94k as compared to the three months ended September 30, 2024.

Loss from discounted operations. Discontinued operations had a net loss for the quarter of $70k compared to a net loss of $10k in 2024. The increase in loss of $60k resulted from greater field repairs and maintenance in 2025 as compared to the same period in 2024.

NINE MONTHS ENDED SEPTEMBER 30, 2025 COMPARED TO SEPTEMBER 30, 2024

Our net loss for the nine months ended September 30, 2025 was $(2,929,490), compared to a net loss of $(2,702,410) during the nine months ended September 30, 2024. The Company has generated revenue of $0 and $10,666 during the nine months ended September 30, 2025 and 2024, respectively. The decrease in net income was due to a. Operating expenses were $2,135,090 during the nine months ended September 30, 2025, compared to $2,178,484 during the nine months ended September 30, 2024. The decrease in operating expenses was due to a decrease in advertising and promotion of $83k and utilization of materials related to water sampling of $149k offset by increases travel costs to due to expansion of overseas operations of $100k.

Professional fees.  Professional fees increased by $203k, or 221.3%, largely due to an increase in legal fees related to preparing responses to a lawsuit which arose from the Company’s withdrawal of a project of a salt water disposal facility in Oklahoma. In addition, audit and audit related fees increased by $20k year over year.

General and administrative Expenses. General and administrative expenses for the nine months ended September 30, 2025 decreased by $135k , or 17.1% compared to 2024 largely due to a decrease in advertising and promotion of $83k and utilization of materials related to water sampling of $149k offset by increases travel costs to due to expansion of overseas operations of $100k.

Consulting fees. Consulting fees for the nine months ended September 30, 2025 decreased by $112k, or 8.6%, compared to the nine months ended September 30,2024. This decrease was driven by reduced consulting costs related to the Alvey project and partially offset by an increase in consulting fees related to related to the potential funding of the overseas Green Bond. The portion of consulting fees from non-cash, stock-based compensation, total $448k and $746k for the first nine months of 2025 and 2024, respectively.

Other income (expense). Changes in other income and expenses are primarily driven by the derivatives for loans taken from one lender. For the derivative related accounts, these are driven by loans by the lender that have a conversion component if the loan is not paid off. Historically the Company has always repaid the debt instead of allowing a conversion. However, for accounting purposes, we must account for the potential conversion. For the nine months ended September 30, 2025, fair value of derivates decreased by $166k primarily due to having two loans outstanding at September 30, 2024 compared to four loans outstanding at September 30, 2025. Gain on extinguishment of derivative liabilities increased by $781k and partially offset by a loss on issuance of derivatives of $520k, during the nine months ended September 30, 2025 compared to the corresponding period in 2024 primarily related to one convertible debenture which included a derivative component which was converted to stock in March 2025, resulting in an increase in gain of $217k.

Amortization of intangible assets is 100% decreased since the underlying asset was fully written off at the end of 2024 and, therefore, no amortization was taken in 2025.

Interest income increased 53.1% over the prior year due to an increase in the underlying receivable due to CETI.

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Interest expense increased by 90.8% over the prior year due several convertible notes with a derivative component that were converted during the nine months ended September 30, 2025, resulting in an increase of $548k in interest expense. This increase was partially offset by increase on loans to three individuals that existed for the nine months ended September 30, 2024 but were mostly paid off during the nine months ended September 30, 2025.

Loss from continuing operations. The aforementioned changes resulted in relatively close losses from continuing operations of $2.66M for the nine months ended September 30, 2025 and 2024, respectively.

Loss from discounted operations. Discontinued operations had a net loss for the nine months ended September 30, 2025 of $269k compared to a net loss of $40k in 2024. The increase in loss of $228k resulted from greater field repairs and maintenance of $176k, equipment rental increase of $15k plus increase in insurance cost of $39k in 2025 as compared to the same period in 2024.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2025, the Company had total assets of $4.45M comprised of current assets of $888k, $1.4M in PPE, long term deposits of $114k and $2.03M from the discontinued operations of the Alvey oil field.

Current liabilities of $3.09M consist primarily of accounts payable of $289k, short-term convertible notes payable of $1.68M, accrued interest of $292k, notes payable of $117k and $379k in liabilities from the discontinued operations of the Alvey oil field which is mostly the payable due on the Alvey Oil Field leasehold improvements.

Long term liabilities total $2.4M which is largely comprised of convertible notes payable of $1.8M and derivative liabilities of $460k.

During the nine months ended September 30, 2025, the Company raised a net $3.4M from financing activities, which was reduced by the net change in cash from operating activities used $2.6M, which is primarily comprised of activity related to nine derivative notes and cash used in investing operations of $781k, primarily driven by investment in property plant and equipment of $756k.

We believe our ability to achieve commercial success and continued growth will be dependent upon our continued access to capital either through sale of additional convertible debentures, sale of our equity or cash generated from operations. We will attempt to obtain additional capital through private investors; however, we have no agreements or understandings with third parties at this time in regards to investing additional monies. To help fund operations, the Company is in the process of filing an S-1 to give it the ability to raise funds through sale of stock. While the Company believes that it will be successful in obtaining the necessary financing and generating revenue to fund the Company’s operations, meet regulatory requirements and achieve commercial goals, there are no assurances that such additional funding will be achieved and that the Company will succeed in its future operations. As explained in Note 3, the Company does not yet have sufficient revenue to cover its operating expenses. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

YEAR ENDED DECEMBER 31, 2024 COMPARED TO THE YEAR ENDED DECEMBER 31, 2023

Our net loss for the year ended December 31, 2024 was $(6,365,984), compared to a net loss of $(4,343,104) during the year ended December 31, 2023. The increase in net loss was due to an increase in loss from discontinued operations. General and administrative expenses incurred were $1,051,798, during the year ended December 31, 2024, compared to $517,380 during the year ended December 31, 2023, due to an increase in Supplies and Materials (+$192k), Rent (+$126k), Meat Packing Testing ($143k) and Advertising (+$106k)

General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2024 were up by 103.3% vs 2023 largely due to an increase in Supplies and Materials (+$192k), Rent (+$126k), Meat Packing Testing ($143k) and Advertising (+$106k). The Supplies and Materials and Rent increases were due to our temporary operations on a salt water disposal well that we had under contract but did not pursue. The Meat Packing Plant testing fees were paid to Texas Tech to provide independent validation of our process and products in the meat packing industry. The Advertising was from payments to a company to assist in the marketing of CETI stock.

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Professional fees. These fees are largely made up of audit and audit-related fees $98,395 and $92,552  as of December 31, 2024 and 2023 respectively.

Consulting fees. The decrease of 48.9% was largely due to stock compensation payments made to various consultants in 2023 that largely were not continued in 2024. For the year 2023, around 72% of the total consulting fees were paid in the form of stock or warrants and the decrease in these equity payments made up over 90% of the total decrease in consulting fees of ($1,598,509).

Other Income (Expense). The line items related to derivative accounting are due to loans from a company that provides the option for CETI to pay back in either cash or stock. The stock amount is uncertain which accounts for the derivative calculations. For 2024, the average loan amounts were around 30% higher than in 2023 which accounts for the increases in the derivative related accounts. For amortization of intangible assets, they were acquired in 2023 so that was only a partial year of amortization vs a full year in 2024. Lastly, interest expense consists of amortization of debt discount as well as interest payments on loans. The amortization relates to the loans due to derivative accounting and these loans were higher in 2024 vs 2023. For interest payments, 61% was due to interest on convertible debentures and, as noted previously, the average balance of debentures was 30% higher in 2024 vs 2023. In addition, loans to individuals other than convertible debenture holders were over three times higher in 2024 vs 2023 resulting in a corresponding increase in interest expense.

Two other significant items in this category relate to the Loss on impairment of assets and the Change in fair value of contingent liabilities. The former is due to a write off of intangible assets due to insolvency of the company from which CETI purchased licensing rights. While the intellectual property acquired by the Company still has value to CETI, it was decided to take the conservative approach and write off the rest of the value of $957,377 as of December 31, 2024. For the Change in fair value. This largely relates to stock guarantees to certain investors and represents the additional stock compensation that would have been due as of December 31, 2024 if the guarantee were valued at that time.

Discontinued Operations. Beginning in the fourth quarter 2024, monies paid for the Alvey Oil Field were expensed rather than capitalized since it is in the processing of being spun off. In addition, the previously capitalized Well Development costs were determined to be over-valued given current market conditions and were written down by $1,395,460,

Net Income (Loss). The above changes resulted in net loss of $6,365,984 in 2024 compared to net loss of $4,343,104 in 2023. This increase in loss is largely due to an increase in impairment of assets offsetting the drop in Consulting fees.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2024, the Company had total assets of $3,565,691 including current assets of $707,149. We also have current liabilities of $2,455,628 which consist of accounts payable of $242,732, accrued interest of $204,760, short-term loans of $333,773 net of discount, convertible notes payable of $815,863 net of discount, contingent liabilities of $437,500 and liabilities associated with discontinued operations of $399,000. We also have $1,612,322 of long-term liabilities largely consisting of convertible notes of $1,127,621 net of discount, derivative liability of $387,238 and liabilities of discontinued operations of $97,463. We believe our ability to achieve commercial success and continued growth will be dependent upon our continued access to capital either through sale of additional convertible debentures, sale of our equity or cash generated from operations. We will attempt to obtain additional capital through private investors; however, we have no agreements or understandings with third parties at this time in regards to investing additional monies.

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Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies

Management’s discussion and analysis and results of operations are based upon our accompanying financial statements for the year ended December 31, 2024, which have been prepared in conformity with U.S. generally accepted accounting principles, or U.S. GAAP, and which requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Note 4. Summary of Significant Accounting Policies, to the financial statements included in Part I, Item 1 of this Annual Report on Form 10-K, describes the significant accounting policies and methods used in the preparation of the Company’s financial statements. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. These estimates are the basis for our judgments about the carrying values of assets and liabilities, which in turn may impact our reported revenue and expenses. Our actual results could differ significantly from these estimates under different assumptions or conditions.

 Going Concern

The Company’s consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities and commitments in the normal course of business for the foreseeable future. The Company does not yet have sufficient revenue to cover its operating expenses. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The ability to continue as a going concern is dependent upon generating profitable operations in the future and/or to obtain the necessary financing to meet the Company’s obligations and repay its liabilities arising from normal business operations when they come due. Management intends to finance operating costs over the next twelve months with increased revenue and private placement loans or institutional investors. While the Company believes that it will be successful in obtaining the necessary financing and generating revenue to fund the Company’s operations, meet regulatory requirements and achieve commercial goals, there are no assurances that such additional funding will be achieved and that the Company will succeed in its future operations.

The consolidated financial statements of the Company do not include any adjustments that may result from the outcome of these uncertainties.

 Recently Issued Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect. These pronouncements did not have any material impact on the consolidated financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, enhancing segment expense transparency. The update requires public entities to disclose significant segment expenses regularly provided to the chief operating decision maker and extends certain annual segment disclosures to interim periods. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, with interim period application required starting after December 15, 2024, and early adoption permitted.

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BUSINESS

The following description of our business contains forward-looking statements relating to future events or our future financial or operating performance that involve risks and uncertainties, as set forth above under “Special Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors described in the Annual Report, including those set forth above in the Special Cautionary Note Regarding Forward-Looking Statements or under the heading “Risk Factors” or elsewhere in this Offering Circular.

Business Overview

Cyber Enviro-Tech, Inc is a water science technology company focusing on the remediation of contaminated industrial wastewater with an initial emphasis on the oil & gas industry. Our water filtration, waste water and alternative energy systems will have neural sensors, controls and networks - all connected to a cellular device.

Our pilot project was an oil field in West Texas. We previously owned the mineral rights to a 479- acre, 33-well, located in Callahan County, Texas. This oil field operation known as the Alvey oil field is intended to be spun-off to Texas Coastal Energy Corp shortly after the close of the 3rd quarter 2025 and is shown as discontinued operations in the accompanying consolidated financial statements. In addition, the Company is continuing the development and testing of its water filtration machine in Texas as well as looking to place its oil and soil remediation systems in the Middle East and its water remediation systems in the meat packing industry and with municipalities.

Our focus for the current fiscal year is on:

1)	Executing contracts for water remediation operations in the US and Middle East.

2)	Expanding our water and oil remediation operations in the Middle East and Texas.

3)	Completing the development of additional tests with at least one meat packing client.

Business Strategy

Sales Strategy – CETI’s B2B Sales Strategy includes partnering with individuals and companies who have many years of experience and developed relationships within their respective targeted verticals. Prior knowledge of those specific industry issues, water filtration needs, history and relationships developed over many years will enable us to shorten the sales cycle for our water filtration system. As of September 30, 2025 the Company is working with a company in the Middle East as well as with three other individuals who are focused on operations domestically and in South America.

Market Demand and Size - CETI’s water filtration system can be modified to address many of the water contamination issues that exists anywhere in the world. The markets envisioned for the CETI water filtration system, when funds permit, would be both domestic (U.S.) and foreign.

Plan of Operation

In December 2021, the Company entered into an agreement to operate the wells on the Alvey Oil Field. Under this agreement, the Company owes a contingent amount based upon 18.75% of the Working Interest less any rework and production costs to the Estate of Danny Hyde (“EDH) the former owner of the operator of record for the Alvey Oil Field. The rework costs incurred by the Company to date have been over $1 million so it is not anticipated any contingent payments will be made to EDH in 2025. In addition, the Company owes 20% of gross sales less severance tax to the landowners.

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In February 2022 and February 2023, CETI entered into agreements with two different investors offering them a stock guarantee on share price within a three-year period of time. The first investor’s shares in February 2022, came due in February 2025 and CETI entered into an agreement to pay cash and shares to satisfy that guarantee. For the second investor, the Company accrued a liability as of September 30, 2025 and December 31, 2024 for the difference between the share price on those dates and the guaranteed share price. The guarantees are presented as Contingent liabilities of approximately $161,000 and $438,000 at September 30, 2025 and December 31, 2024, respectively.

On December 9, 2024, CETI entered into an agreement with a company to provide consulting services to obtain funding of at least $25 million or more to fund CETI’s projects in the Middle East. The compensation under this agreement was $65,000 plus 0.5% of any monies raised. As of November 13, 2025, no money has been raised but it is anticipated these monies will be raised prior to the end of the current fiscal year although no assurance can be given.

On December 21, 2024, CETI entered into a Financial Consulting Engagement Agreement (FCEA) to provide consulting services and identify potential sources of private and/or public financing of up to 50 million in British pound sterling. The retainer fee was $35,000 and the success fee is 5% of the total money raised, payable at 1% per year for five years. As of November 13, 2025, no money has been raised but it is anticipated these monies will be raised prior to the end of the current fiscal year although no assurance can be given.

Management has evaluated events and transactions for potential recognition or disclosure through the date the unaudited consolidated financial statements were issued. The following are subsequent events that the Company considers may be material:

•	New money raised from investors since September 30, 2025 totaled $210,000 in the form of convertible debentures.

•	The Company is in the process of filing an S-1 Registration statement which, among other things, will give it the ability to raise money through the sale of common stock.

•

Effective October 14, 2025 the Company completed its spinoff of the Alvey Oil Field operation to

Texas Coastal Energy, Corp. (“TCE”).

While this transaction was being negotiated, TCE completed a reverse merger through which it assumed control and operational stewardship of West Texas Resources, Inc. (OTCID: WTXR). Operating under the WTXR banner, the company has expanded its portfolio of producing oil and gas wells and reinforced its strategy to revitalize legacy oil fields across Texas. The acquisition of the Alvey Oil Field further accelerates WTXR’s growth trajectory.

The Alvey Oil Field was originally acquired by CETI as a pilot site to test and refine its proprietary oil production enhancement technologies. Those efforts proved instrumental in demonstrating broader applications—extending beyond oil field optimization into large-scale remediation of contaminated oil, sludge, soil, and wastewater. As CETI’s technology and strategy have evolved, the Alvey asset no longer aligned with the company’s core focus. By spinning off the Alvey asset, CETI can fully dedicate its resources to advancing a growing portfolio of domestic and international remediation projects. At the same time, CETI and its shareholders retain the opportunity to participate in the future value of the Alvey Oil Field through its continued development by a company with deep expertise in oil and gas production—ensuring the asset has the best chance to realize its full potential while CETI concentrates on its primary growth markets.

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Government Regulation

We are subject to government regulations that regulate businesses generally, such as compliance with regulatory requirements of federal, state, and local agencies and authorities, including regulations concerning workplace safety and labor relations. In addition, our operations are affected by federal and state laws relating to marketing practices in the oil industry and/or expansion of operations; a change to or changes to government regulations; a general economic slowdown; a significant decrease in the price of West Texas Intermediate crude. Any change in one or more of these factors could reduce our ability to earn and grow revenue in future periods.

Research and Development

For the year ending December 31, 2024, CETI spent approximately $1.5 million in research and development of our oil/water filtration products and processes and approximately $1.06M in the nine months ended September 30, 2025.

In addition, from 2021 through December 31, 2024, approximately $3.4 million was invested in the Alvey Ranch Oil field to prove our new technologies in opening up the downhole fractures and removing contaminants from the reservoir for increased oil production were capitalized. All costs incurred to keep the Alvey field active, during the nine months ended September 30, 2025 were expensed.

Personnel

As of September 30, 2025, the Company has no employees and 9 full-time and part-time consultants.

Cybersecurity Policy

Overview

Cyber Enviro-Tech, Inc. is committed to protecting its information systems, customer data, and operational infrastructure through a robust cybersecurity framework.

Governance & Risk Management

The Board oversees cybersecurity strategy, with management ensuring compliance and enforcement. Key measures include:

  Risk Assessments: Continuous monitoring of threats and vulnerabilities.
  Incident Response: A structured plan for rapid mitigation and resolution.
  Third-Party Security: Due diligence on vendors and partners.
  Regulatory Compliance: Adherence to industry standards and legal requirements.

Data Protection & Incident Response

CETI safeguards sensitive data with:

  Encryption & Access Controls: Secure storage and restricted access.
  Employee Training: Awareness programs on cyber threats.
  Breach Response: Rapid containment, forensic analysis, and regulatory notifications.

Cybersecurity Investments

CETI continuously enhances security through:

  Advanced threat detection systems.
  Regular penetration testing.
  Collaboration with cybersecurity experts.

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Forward-Looking Statements

While CETI implements strong cybersecurity measures, no system is completely immune to threats. The Company remains vigilant in strengthening its security post.

History

On June 12, 2020, the District Court of Laramie County, Wyoming appointed Benjamin Berry of Synergy Management Group LLC (“Synergy”) as custodian of the Company.

On September 3, 2020, Synergy and Global Environmental Technologies, Inc. (“Global”), entered into a Securities Purchase Agreement, whereby Synergy sold its one share of Special Series A preferred stock and one-half share of Series C preferred stock to Global Environmental Technologies, Inc.

On September 23, 2020, the Company entered into a share exchange agreement with Global Environmental Technologies, Inc., (“Global”) a Wyoming corporation. Per the terms of the agreement, NexGen Holdings Corp exchanged thirty-five shares of common stock for one share of Global.

On October 6, 2020, the Company formally changed its name with the State of Wyoming from NexGen Holdings Corp to Cyber Enviro-Tech, Inc.

The Company filed an S-1 Registration statement in 2022 and it became effective in January 2023. This gives the Company the right to sell 10 million shares of common stock at $0.40 per share and allowed almost seven million shares of stock from debentures converted in 2022 to become free trading shares. As of November 13, 2025, none of the 10 million shares of common stock have been sold.

The Company filed a second S-1 Registration statement in 2023 and it became effective in December 2023. This registration statement registered securities for consultants, who received shares for services, and some investors, who received shares for either cash or on the conversion of convertible debentures.

Our principal executive office is located at Cyber Enviro-Tech, Inc., 6991 E. Camelback Road, Suite D-300, Scottsdale, Arizona 85251. Our telephone number is 866 687-6856. Our Internet site is located at: www.cyberenviro.tech. We maintain our statutory registered agent's office at Registered Agents Inc. 30 N Gould St Ste R Sheridan, WY 82801 USA Telephone Number. (307) 200-2803.

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Entry into a Material Agreement

June 12, 2020, the District Court of Laramie County, Wyoming appointed Benjamin Berry of Synergy Management Group LLC (“Synergy”) as custodian of the Company.

On September 3, 2020, Synergy and Global Environmental Technologies, Inc. (“Global”), entered into a Securities Purchase Agreement, whereby Synergy sold its one share of Special Series A preferred stock and one-half share of Series C preferred stock to Global Environmental Technologies, Inc.

On September 23, 2020, the Company entered into a share exchange agreement with Global Environmental Technologies, Inc., (“Global”) a Wyoming corporation. Per the terms of the agreement, NexGen Holdings Corp exchanged thirty-five shares of common stock for one share of Global.

In February 2022 and February 2023, CETI entered into agreements with two different investors offering them a stock guarantee on share price within a three-year period of time. The first investor’s shares in February 2022, came due in February 2025 and CETI entered into an agreement to pay cash and shares to satisfy that guarantee. For the second investor, the Company accrued a liability as of September 30, 2025 and December 31, 2024 for the difference between the share price on those dates and the guaranteed share price. The guarantees are presented as Contingent liabilities of approximately $161,000 and $438,000 at September 30, 2025 and December 31, 2024, respectively.

On December 9, 2024, CETI entered into an agreement with a company to provide consulting services to obtain funding of at least $25 million or more to fund CETI’s projects in the Middle East. The compensation under this agreement was $65,000 plus 0.5% of any monies raised. As of November 13, 2025, no money has been raised but it is anticipated these monies will be raised prior to the end of the current fiscal year although no assurance can be given.

On December 21, 2024, CETI entered into a Financial Consulting Engagement Agreement (FCEA) to provide consulting services and identify potential sources of private and/or public financing of up to 50 million in British pound sterling. The retainer fee was $35,000 and the success fee is 5% of the total money raised, payable at 1% per year for five years. As of November 13, 2025, no money has been raised but it is anticipated these monies will be raised prior to the end of the current fiscal year although no assurance can be given.

Environmental Laws

U.S. environmental laws like the Safe Drinking Water Act (SDWA) (mandating standards for public systems) and the Clean Water Act (controlling pollution sources) heavily influence water filtration by setting contaminant limits (e.g., PFAS, Lead, Copper) and requiring treatment like filtration/disinfection for surface water, impacting both municipal systems and driving standards for residential filters through rules like the Surface Water Treatment & Ground Water Rules. While federal rules often focus on public systems, EPA regulations indirectly affect home filters by defining contaminants that need removal, prompting voluntary NSF/ANSI standards (like 42, 53) for filtration performance and safety.

Key Federal Laws & Rules:

  Safe Drinking Water Act (SDWA): The primary law for public drinking water, setting Maximum Contaminant Levels (MCLs) and requiring treatment techniques (like filtration/disinfection) for public systems.
  Clean Water Act (CWA): Regulates pollutant discharges into U.S. waters, controlling sources that contaminate drinking water supplies.

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Specific EPA Regulations Affecting Filtration:

  Surface Water Treatment Rules (SWTRs): Require filtration and disinfection for surface water sources to remove pathogens (Giardia, Crypto).
  Ground Water Rule (GWR): Protects groundwater sources from fecal contamination, requiring treatment for systems using ground sources.
  Lead and Copper Rule (LCR): Mandates corrosion control and public notification when lead/copper exceed action levels, pushing for lead-reducing filters.
  PFAS Regulations: EPA is finalizing strict limits for "forever chemicals" (PFAS), requiring advanced treatment (like activated carbon) in municipal systems, impacting filter technology.

Seasonality of Business

Our results of operations have not been materially impacted by seasonality.

Property

Our principal executive office is located at Cyber Enviro-Tech, Inc., 6991 E. Camelback Road, Suite D-300, Scottsdale, Arizona 85251. Our telephone number is 866 687-6856. Our Internet site is located at: www.cyberenviro.tech. We maintain our statutory registered agent's office at Registered Agents Inc. 30 N Gould St Ste R Sheridan, WY 82801 USA Telephone Number. (307) 200-2803.

In February 2025, CETI formed a wholly-owned Turkish subsidiary, Cyber International Ltd, with an office in Istanbul. In June 2025, CETI formed a wholly-owned UAE subsidiary, CETI International Environmental Solutions Inc, with an office in Dubai. There are no operations yet in these entities but they were formed to enable CETI to effectively manage its international contacts.

Employees and Employment Agreements

As of September 30, 2025, the Company has no employees and 9 full-time and part-time consultants.

Legal Proceedings

In April 2025, the Company received notice of litigation regarding its potential purchase of a salt water disposal facility in 2024 that it decided not to pursue. The outcome of this litigation is undetermined at this time but the Company believes that its counterclaims will exceed whatever the plaintiff is asking for therefore no accrual has been made as of September 30, 2025.

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MANAGEMENT

The following table sets forth the names, ages and positions of our current board members and executive officers:

Name and Address of Executive Officer and/or Director	Age	Position	Director of the Company Since:

Kim D. Southworth	65	Chief Executive Officer and Director	September 3, 2020

Dan Leboffe	68	Chief Financial Officer, Treasurer and Director	June 10, 2025

Don Gritten	54	General Manager, Director	July 3, 2025

Winston McKellar	75	Director of IT/PR (Non-Board)	NA

Election of Directors and Officers

Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers are appointed to serve until the meeting of the Board following the next annual meeting of stockholders and until their successors have been elected and qualified.

We are not aware of any arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or officer.

Biographies

Kim D. Southworth, Chief Executive Officer and Director

Kim D. Southworth, CEO – Mr. Southworth has more than 37 years in the corporate world, holding key roles in management, administration and corporate finance. He is the founder and senior partner of Advanced Business Strategies, a venture catalyst firm assisting early stage, high growth technology companies in the development, expansion, and execution of their business plans. He has served as founder, president, CEO and consultant for numerous companies and industries, including oil & gas, biotech, instore digital music and advertising, ballistic armor and fuel treatment technologies.

•	2020 to Present, Mr. Southworth is a co-founder, director and Chief Executive officer of the Cyber Enviro-Tech, Inc. a Wyoming company formerly, Global Environmental Technologies, Inc., prior to a name change in 2021. At Cyber Enviro-Tech, Mr. Southworth leads the strategic business plan development and execution, corporate capitalization, investment structuring, strategic partnership development, joint venture relationships, corporate filings, public auditing review, mergers and acquisitions.

•

August 2017 to April 2020,  Mr. Southworth was a founder, director and CEO of Applied Logic Filtration, LLC.

A Utah limited liability company in business to become an R&D water filtration technology Company.

Mr. Southworth spent approximately 2 years bringing together numerous technologies from around the world to develop,

design and engineer a unique and proprietary industrial wastewater filtration system.

•	2016 to 2018, Mr. Southworth was a director and President of Gold Standard Mining Company.

Gold Standard Mining Company (“GSMC”) or the “Company” incorporated in the State of Nevada on August 22, 2016. Mr. Southworth incorporated the company, hired accountants and attorney for the propose of developing business activities described as a “blank check”. The company filed an S-1 as a blank check company with the Securities and Exchange Commission. The company went effective on its S-1 on September 27, 2017. On February 20, 2019, Mr. Southworth resigned as the President of Gold Standard Mining Company and had no further ownership or involvement with management of the company.

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Dan Leboffe, Chief Financial Officer, Treasurer and Director

Mr. Leboffe joined the Company in the capacity of Chief Financial Officer earlier in 2022 and this past June was elected to the Board of Directors. He brings to CETI a diverse background in his 40+ years of business experience. His experience includes audit/tax work with (then) Price Waterhouse, over ten years of marketing/sales experience with various Fortune 1000 consumer packaged goods companies and overseeing training for publicly traded real estate company ZipRealty. Mr. Leboffe’s entrepreneurial ventures include a construction accounting software reseller, high-performance boat manufacturer Spectre, real estate development and business consulting.

•	2020 to Present: CFO (as of February 2022), Director (as of June 2025) and consultant (2020 to 2022) for CETI.

Primarily focused on financial modeling, investor presentations, business strategy and filings with OTC Markets and the SEC.

•

2017 to 2020: Co-founded two business consulting firms – Path Capital Advisors, LLC and AscentCore Group LLC.

Both organizations focus on growth and capital advisory services for CEOs, board of directors and business owners.

  In addition, he has individually provided consulting services to both Realogy, Inc and Homeward Inc both in the real estate industry.

•	Education background. BS in Accounting from University at Albany, MBA from The Wharton School of the University of Pennsylvania

•	Certifications. Formerly a Certified Public Accountant in the State of New York with Price Waterhouse

•	Community: For the last eight years, he has been the Treasurer for Everybody Matters, an organization that teaches coping skills to emotionally vulnerable youths in the public school system.

Donald “Don” Gritten, General Manager and Director

Current role

  General Manager at Cyber Enviro Technologies Inc.
  Leads innovation, post-M&A integration, and operational excellence initiatives

Experience and focus

  Results-driven business leader, strategist, and post-M&A consultant
  20+ years leading multi-state and international ventures
  Specializes in turnarounds, transformation, and scaling operations

Background and highlights

  Former U.S. Army Sergeant with a disciplined, mission-focused leadership style
  Key roles in eight businesses; helped take two companies public (U.S. OTC and ASX)
  Expertise in restructuring, leadership development, financial management, and strategic execution

Speaking and prior roles

  Dynamic speaker and consultant known for practical, action-oriented business insights
  Co-Founder and former President/CEO of Botanic Wellness Ltd. (ASX) and Live Opulent Inc. (U.S.)

Personal

  Father of four, based in Gilbert, Arizona
  Enjoys exploring the outdoors and Arizona’s wilderness with family

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Winston P. McKellar, Director of IR/PR (Non-Board)

Mr. McKellar has close to 50 years in both the entrepreneurial and corporate world from the brokerage, development, management and syndication of commercial real estate throughout the Southwest. He has also been in corporate finance and marketing strategy for early-stage companies for over three decades. Mr. McKellar has served as a consultant for all types of companies primarily in the early-stage levels. He has been successful in expanding their business and connecting these companies to outside growth capital.

•

January 2021 to Present:  Mr. McKellar joined the senior management team behind Cyber Enviro-Tech based in Arizona.

He has the executive position of (Director of IR & PR) for the company and handles majority of the communication between management and shareholders.

•

December 2015 to October 2020: Mr. McKellar became a integral member of the Vizi Healthcare company that helped insurers of Medicare and Medicaid with their care managed programs to save costs. He was instrumental in bringing equity growth capital to the company over the five years and opening strategic opportunities for the company while serving on their advisory board level.

•

February 2012 to November 2015: Mr. McKellar was a consultant for a company called YipTV that created a software platform for the streaming of real time content for the Hispanic and Latino population. He also sits on YipTV’s advisory board.

Term of Office

Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers are appointed to serve until the meeting of the Board following the next annual meeting of stockholders and until their successors have been elected and qualified.

Family Relationships

There are no family relationships between or among the directors, executive officers or persons nominated or chosen by us to become directors or executive officers.

Involvement in Certain Legal Proceedings

During the normal course of business, the Company may be exposed to litigation. When the Company becomes aware of potential litigation, it evaluates the merits of the case in accordance with ASC 450, Contingencies. The Company evaluates its exposure to the matter, possible legal or settlement strategies and the likelihood of an unfavorable outcome. If the Company determines that an unfavorable outcome is probable and can be reasonably estimated, it establishes the necessary accruals.

In April 2025, the Company received notice of litigation regarding its potential purchase of a salt water disposal facility in 2024 that it decided not to pursue. The outcome of this litigation is undetermined at this time but the Company believes that its counterclaims will exceed whatever the plaintiff is asking for therefore no accrual has been made as of September 30, 2025.

During the past 10 years, none of our current directors, nominees for directors or current executive officers has been involved in any legal proceeding identified in Item 401(f) of Regulation S-K, including:

1. Any petition under the Federal bankruptcy laws or any state insolvency law filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he or she was a general partner at or within two years before the time of such filing, or any corporation or business association of which he or she was an executive officer at or within two years before the time of such filing;

2. Any conviction in a criminal proceeding or being named a subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

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3. Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him or her from, or otherwise limiting, the following activities: i. Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity; ii. Engaging in any type of business practice; or iii. Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

4. Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any type of business regulated by the Commodity Futures Trading Commission, securities, investment, insurance or banking activities, or to be associated with persons engaged in any such activity;

5. Being found by a court of competent jurisdiction in a civil action or by the SEC to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

6. Being found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

7. Being subject to, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of: i. Any Federal or State securities or commodities law or regulation; or ii. Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or iii. Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

8. Being subject to, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Director Independence

We are not currently a “listed company” under SEC rules and are therefore not required to have a Board comprised of a majority of independent directors or separate committees comprised of independent directors. We currently do not have any independent directors as the term “independent” is defined by the rules of the Nasdaq Stock Market.

Code of Ethics

Our Board has not adopted a Code of Ethics due to the Company’s size and lack of employees.

40

EXECUTIVE COMPENSATION

The following summary compensation table sets forth all compensation awarded to, earned by, or paid to our named executive officers paid by us during the years ended December 31, 2024 and 2023.

SUMMARY COMPENSATION TABLE

Compensation of Directors

To date, we have not paid our directors any compensation for services on our Board.

Officers

Summary Compensation Table

The following table sets forth information concerning the total compensation paid to our officers and directors in 2024 and 2023.

Name And Principal position	Year	Salary($)	Bonus($)	Stock Awards($)	Option Awards($)	Non-Equity Incentive Plan Compensation($)	Nonqualified Deferred Compensation Earnings($)	All Other Compensation($)	Total($)

Kim D. Southworth,	2024	$120,000	$0	$0	$0	$0	$0	$0	$120,000
CEO	2023	$120,750	$0	$0	$0	$0	$0	$0	$120,750

TJ Agardy,	2024	$120,000	$0	$0	$0	$0	$0	$0	$120,000
Former President	2023	$120,000	$0	$0	$0	$0	$0	$0	$120,000

Dan Leboffe.	2024	$102,000	$0	$0	$0	$0	$0	$0	$102,000
CFO and Treasurer	2023	$99,250	$0	$0	$0	$0	$0	$0	$99,250

Markham Broughton,	2024	$20,000	$0	$0	$0	$0	$0	$0	$20,000
Former Director	2023	$10,000	$0	$90,000	$0	$0	$0	$0	$100,000

Winston McKellar,	2024	$67,850	$0	$0	$0	$0	$0	$0	$67,850
Director of IR/PR (Non-Board)	2023	$112,850	$0	$0	$0	$0	$0	$0	$112,850

41

Outstanding Equity Awards at Fiscal Year End

As of December 31, 2024, none of our named executive officers held any unexercised options, stock awards that have not vested, or other equity incentive plan awards.

Director Compensation

To date, we have not paid our directors any compensation for services on our Board.

Employment Agreements

None

Consulting Agreements

None, although the officers are currently paid as consultants of the Company.

Equity Compensation Plan Information

There are no securities authorized for issuance under equity incentive plans, stock option plans, retirement, pension, or profit sharing plans for the benefit of our officers, directors or employees.

Board Practices

Our directors are elected by the shareholders at each Annual General Meeting (or Annual Special Meeting) and typically hold office until the next meeting, at which time they may be re-elected or replaced. Casual vacancies on the board are filled by the remaining directors and the persons filling those vacancies hold office until the next Annual General Meeting (or Annual Special Meeting), at which time they may be re-elected or replaced. Our officers are appointed by the Board of Directors and hold office indefinitely at the pleasure of the Board of Directors.

42

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions

At December 31, 2024 and 2023, the Company had a convertible note payable for $22,000 with a related party. The note is unsecured, non-interest bearing and is convertible into shares of common stock at $0.001.

At December 31, 2022, the Company had a note payable of $15,000 to a related party. The note was secured by the F-150 truck and bore interest of 7%. This was paid back in February 2023.

In September 2023, a related party loaned $153,989 to CETI. The loan is due in two years and has interest only payments at 12.5%. The first six months interest was paid and is being amortized over the six-month period of time.

During years ended December 31, 2024 and 2023, the Company paid various related parties for consulting services in the amounts of $409,850 and $588,308 respectively. For the years ended December 31, 2024 and 2023, $30,000 and $120,836, respectively, of the consulting fees were capitalized in property and equipment under well development costs.

Director Independence

We are not currently a “listed company” under SEC rules and are therefore not required to have a Board comprised of a majority of independent directors or separate committees comprised of independent directors. We currently do not have any independent directors as the term “independent” is defined by the rules of the Nasdaq Stock Market.

43

PRINCIPAL STOCKHOLDERS

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following tables set forth certain information regarding beneficial ownership of our stock as of December 31, 2024, by (i) each person who is known by us to own beneficially more than five percent (5%) of the outstanding shares of each class of our voting stock, (ii) each of our directors and executive officers, and (iii) all of our directors and executive officers as a group. We believe that each individual or entity named has sole investment and voting power with respect to the stock indicated as beneficially owned by them, subject to community property laws, where applicable, except where otherwise noted:

As of December 31, 2024, 108,159,556 shares of common stock were issued and outstanding:

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned (1)	% of Shares of Common Stock Beneficially Owned

Kim D. Southworth, CEO and Director – 226 N. Cottonwood Dr, Gilbert, AZ	9,983,333	7.74%
TJ Agardy, Former President and Director (2) – 671 S. Highway 83, Abilene, TX	7,572,500	5.87%
Dan Leboffe, CFO and Treasurer – 4340 E. Indian School Rd, Ut 21, Phoenix, AZ	4,648,352	3.60%
Winston McKellar, Director IR/PR (Non-Board)– 4711 N. 68th Way, Scottsdale, AZ	250,000	0.19%
All officers and directors as a group (4 persons)	23,381,685	17.4%

(1)

Applicable percentages are based on 128,889,309 shares of common stock outstanding as of December 22, 2025. The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 and 13d-5 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person is considered a “beneficial owner” of a security if that person has or shares power to vote or direct the voting of such security or the power to dispose of such security. A person is also considered to be a beneficial owner of any securities of which the person has a right to acquire beneficial ownership within 60 days.

(2)	TJ Agardy resigned as President and Director of the Company in June of 2025.

44

DESCRIPTION OF SECURITIES

General

Our common shares are quoted on the OTCQBTM Venture Market under the symbol “CETI.” Our common shares trade and have traded on a limited or sporadic basis and should not be deemed to constitute an established public trading market. Broker-dealers often decline to trade in over-the-counter stocks that are quoted on the OTCQBTM Venture Market given the market for such securities are often limited, the stocks are more volatile, and the risk to investors is greater. These factors may reduce the potential market for our common shares by reducing the number of potential investors. This may make it more difficult for investors in our common shares to sell shares to third parties or to otherwise dispose of their shares. This could cause our share price to decline, and there is no assurance that there will be liquidity in our common shares.

In addition, The Securities Enforcement and Penny Stock Reform Act of 1990 require additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to a few exceptions which we do not meet. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith.

Articles of Incorporation

We are governed by our amended articles of incorporation (the “Articles”) under Wyoming law (the “Act”) and by our by-laws (the “By-laws”).

We are authorized to issue 350,000,000 shares of common stock, $0.001 par value, and 10,000,001 shares of preferred stock, $0.001 par value with 200,000 preferred shares designated as Series A preferred shares, 85,000 preferred shares designated as Series B preferred shares, 50,000 preferred shares designated as Series C preferred shares, and 1 preferred share designated as Special 2020 Series A preferred shares, $0.001  par value. Each share of common stock entitles the holder to one vote, in person or proxy, on any matter on which action of the stockholders of the corporation is sought.

Stock options

We do not provide any long-term incentives, any stock options or awards, or any kind of additional equity awards.

45

DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

We are authorized to issue up to 350,000,000 shares of common stock, par value $0.001, and 200,000 shares of preferred stock, par value $0.001 with 200,000 preferred shares designated as Series A preferred shares, 85,000 preferred shares designated as Series B preferred shares, 50,000 preferred shares designated as Series C preferred shares, and 1 preferred share designated as Special 2020 Series A preferred shares, $0001 par value. As of December 8, 2025, we had 128,889,309 shares of common stock issued and outstanding, 16,671 shares of series A preferred stock, 1 share of series B preferred stock and 0.5 shares of series C preferred stock were issued and outstanding. In addition, 1 share issued and 0 shares outstanding for the Special 2020 Series A preferred stock.

Each share of common stock entitles the holder thereof to one vote on each matter submitted to a vote at a meeting of the stockholders. All of our common stock is of the same class and has the same rights and preferences. Our capital stock is issued as fully paid, and the private property of the stockholders is not liable for our debts, obligations, or liabilities. Our fully paid stock is not liable to any further call of assessment.

Holders of our common stock are entitled to receive the dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose. If there is a liquidation, dissolution, or winding up of our company, holders of our common stock would be entitled to distribution of our assets remaining after the payment in full of liabilities and any preferential rights of any then-outstanding securities.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers, and persons that own more than 10% of a registered class of our equity securities to file with the U.S. Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our equity securities. Officers, directors, and greater than 10% stockholders are required to furnish us with copies of all Section 16(a) forms they file.

Based solely upon a review of Forms 3, 4, and 5 and amendments thereto filed with the U.S. Securities and Exchange Commission since our registration statement on Form 10 became effective, no person that, at any time during the most recent fiscal year, was a director, officer, beneficial owner of more than 10% of any class of our equity securities, or any other person known to be subject to Section 16 of the Exchange Act failed to file, on a timely basis, reports required by Section 16(a) of the Securities Exchange Act.

46

LEGAL MATTERS

Certain legal matters with respect to the shares of common stock offered hereby will be passed upon by Jonathan D. Leinwand, P.A.

EXPERTS

Astra Audit & Advisory LLC has audited our financial statements included in this prospectus and registration statement to the extent and for the periods set forth in their audit report. Astra Audit & Advisory LLC has presented their report with respect to our audited financial statements. The report of Astra Audit & Advisory LLC is included in reliance upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This Offering Circular does not purport to restate all of the relevant provisions of the documents referred to or pertinent to the matters discussed herein, all of which must be read for a complete description of the terms relating to an investment in us. Such documents are available for inspection during regular business hours at our office by appointment, and upon written request, copies of documents not annexed to this Offering Circular will be provided to prospective investors. Each prospective investor is invited to ask questions of, and receive answers from, our representatives. Each prospective investor is invited to obtain such information concerning us and this offering, to the extent we possess the same or can acquire it without unreasonable effort or expense, as such prospective investor deems necessary to verify the accuracy of the information referred to into their Offering Circular. Arrangements to ask such questions or obtain such information should be made by contacting Kim D. Southworth- at our executive offices. The telephone number is (801)830-8288. We reserve the right, however, in our sole discretion, to condition access to information that management deems proprietary in nature, on the execution by each prospective investor of appropriate confidentiality agreements prior to having access to such information.

The offering of the common stock is made solely by this Offering Circular and the exhibits hereto. The prospective investors have a right to inquire about and request and receive any additional information they may deem appropriate or necessary to further evaluate this offering and to make an investment decision. Our representatives may prepare written responses to such inquiries or requests if the information requested is available. The use of any documents other than those prepared and expressly authorized by us in connection with this offering is not permitted and should not be relied upon by any prospective investor.

ONLY INFORMATION OR REPRESENTATIONS CONTAINED HEREIN MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR IN CONNECTION WITH THE OFFER BEING MADE HEREBY, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR. THE INFORMATION PRESENTED IS AS OF THE DATE ON THE COVER HEREOF UNLESS ANOTHER DATE IS SPECIFIED, AND NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION PRESENTED SUBSEQUENT TO SUCH DATES(S).

47

INDEX TO

CONSOLIDATED FINANCIAL STATEMENTS

F-1

CYBER ENVIRO-TECH, INC.
CONSOLIDATED BALANCE SHEETS

	September 30, 2025	December 31, 2024
	(unaudited)	(audited)
ASSETS
Current Assets:
Cash and cash equivalents	$137,997	$59,411
Loan receivable	215,000	190,000
Prepaid expenses and other current assets	534,935	457,768
Total current assets	887,932	707,179

Property and equipment, net	1,409,622	776,560
Long term deposit	114,150	—
Assets of discontinued operations, non-current	2,034,937	2,081,952
Total Assets	$4,446,641	$3,565,691

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities:
Accounts payable	$133,453	$105,042
Accounts payable - related parties	155,958	137,690
Accrued interest	291,675	204,760
Note payable, current maturities	116,233	188,061
Note payable, related party, net of discount of nil at September 30, 2025 and $8,277 at December 31, 2024	153,989	145,712
Convertible notes payable, net of discount of $143,967 at September 30, 2025 and $24,400 at December 31, 2024	1,677,173	815,863
Convertible notes payable – related parties	22,000	22,000
Contingent liabilities	160,750	437,500
Liabilities of discontinued operations, current	379,392	369,000
Liabilities of discontinued operations, current – related parties	—	30,000
Total current liabilities	3,090,623	2,455,628
Note payable, less current maturities

Convertible notes payable, net of discount of $112,397 at September 30, 2025 and $318,779 at December 31, 2024	1,798,349	1,127,621
Derivative liability	459,769	387,238
Liabilities of discontinued operations, non-current	97,463	97,463
Total Liabilities	5,446,204	4,067,950

Stockholders’ Equity (Deficit):
Series A Convertible Preferred Stock, par value $0.001, 200,000 shares authorized; 16,671 shares issued and outstanding	17	17
Series B Convertible Preferred Stock, par value $0.001, 85,000 shares authorized; 1 share issued and outstanding	—	—
Series C Non-convertible, Preferred Stock, par value $0.001, 50,000 shares authorized; 0.5 shares issued and outstanding	—	—
Special 2020 Series A Preferred Stock, par value $0.0001, 1	—	—
share authorized; 1 share issued and 0 outstanding
Common Stock, par value $0.001, 350,000,000 shares authorized; 127,757,823 and 108,159,556 shares issued and outstanding, for the period ended September 30, 2025 and December 31, 2024, respectively	127,772	108,120
Additional paid-in capital	14,305,138	12,165,669
Common stock to be issued	646,508	373,443
Treasury stock, at cost	(66,400)	(66,400)
Accumulated deficit	(16,026,930)	(13,129,093)
Controlling interest	(1,013,895)	(548,244)
Non-controlling interest	14,332	45,985
Total Stockholders’ Equity (Deficit)	(999,563)	(502,259)
Total Liabilities and Stockholders’ Equity (Deficit)	$4,446,641	$3,565,691

The accompanying notes are an integral part of these unaudited consolidated financial statements

F-2

CYBER ENVIRO-TECH, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024
(Unaudited)

	Three Months Ending		Nine Months Ending
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Revenue:
Gross Sales	$—	$10,666	$—	$10,666
Cost of Sales	—	5,265	—	5,265
Gross Margin	—	5,401	—	5,401

Operating Expenses:
Professional fees	111,303	17,500	294,414	91,632
General and administrative	164,849	236,236	650,408	784,943
Consulting	247,600	419,736	1,190,268	1,301,909
Total operating expenses	523,752	673,472	2,135,090	2,178,484

Operating loss from continuing operations	(523,752)	(668,071)	(2,135,090)	(2,173,083)

Other Income (Expense):
Change in fair value of derivatives	327,468	38,747	186,076	20,367
Change in fair value of contingent liabilities	(43,250)	—	(18,250)	—
Loss on issuance of derivative	(553,894)	—	(629,108)	(109,043)
Gain on extinguishment of derivative liability	682,930	—	1,045,502	264,539
Amortization of intangible assets	—	(28,213)	—	(84,638)
Interest income	4,309	2,912	11,627	7,596
Interest expense	(621,666)	(166,984)	(1,121,390)	(587,762)
Total other expense, net	(204,103)	(153,538)	(525,543)	(488,941)

Provision for income taxes	—	—	—	—

Loss from continuing operations	(727,855)	(821,609)	(2,660,633)	(2,662,024)

Discontinued Operations:
Loss from operations of discontinued operations	(70,263)	(10,280)	(268,857)	(40,386)
Total Loss from Operations of Discontinued Operations	(70,263)	(10,280)	(268,857)	(40,386)

Net Loss	$(798,118)	$(831,889)	$(2,929,490)	$(2,702,410)

Net loss attributable:
Loss attributable to noncontrolling interest	(14,564)	(3,645)	(31,653)	(3,645)
Net loss attributable to common stockholders	(783,554)	(828,244)	(2,897,837)	(2,698,765)
Net Income (Loss)	(798,118)	(831,889)	(2,929,490)	(2,702,410)

Loss per share, basic and diluted	$(0.01)	$(0.01)	$(0.03)	$(0.03)

Weighted average shares outstanding, basic and diluted	118,448,585	98,460,609	115,064,908	86,811,853

The accompanying notes are an integral part of these unaudited consolidated financial statements

F-3

CYBER ENVIRO—TECH, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 and 2024

(Unaudited)

	Preferred		Common Stock			Common Stock to be Issued			Accumulated	Non-Controlling
Description	Shares	Amt	Shares	Amt	APIC	Shares	Amt	Treasury	Deficit	Interest	Total
Balance, June 30, 2024	16,671	$17	89,745,352	$89,706	$9,563,059	3,716,623	$522,713	$(66,400)	$(8,646,445)	$—	$1,462,650

Shares issued from prior periods	—	—	16,445,200	16,445	1,897,706	(16,445,200)	(1,914,151)	—	—	—	—
Shares issued for cash	—	—	500,000	500	99,500			—	—	—	100,000
Shares issued for services	—	—	250,000	250	77,250	(125,000)	(30,000)	—	—	—	47,500
Shares issued for interest	—	—	—	—	—	358,796	143,008	—	—	—	143,008
Shares issued for conversion of notes payable	—	—	—	—	—	16,115,303	1,695,000	—	—	—	1,695,000
Net loss	—	—	—	—	—	—	—	—	(828,244)	(3,645)	(831,889)
Noncontrolling interest contribution	—	—	—	—	120,000	—	—	—	—	—	120,000
Balance, September 30, 2024	16,671	$17	106,940,552	$106,901	$11,757,515	3,620,522	$416,570	$(66,400)	$(9,474,689)	$(3,645)	$2,736,269

Balance, January 1, 2024	16,671	$17	77,467,573	$77,468	$7,801,868	8,173,019	$933,489	$(66,400)	$(6,775,924)	—	1,970,518

Shares issued from prior periods	—	—	24,075,200	24,189	3,199,998	(24,075,200)	(3,224,187)	—	—	—	—
Shares issued for cash	—	—	500,000	500	99,500	333,334	50,000	—	—	—	150,000
Shares issued for services	—	—	250,000	250	77,250	250,000	142,500	—	—	—	220,000
Shares issued for interest	—	—	253,639	100	23,879	534,039	208,182	—	—	—	232,161
Shares issued for conversion of notes payable	—	—	—	—	—	16,281,970	1,720,000	—	—	—	1,720,000
Shares issued for conversion of convertible notes payable	—	—	4,394,140	4,394	435,020	2,123,360	586,586	—	—	—	1,026,000
Net loss	—	—	—	—	—	—	—	—	(2,698,765)	(3,645)	(2,702,410)
Noncontrolling interest contribution	—	—	—	—	120,000	—	—	—	—	—	120,000
Balance, September 30, 2024	16,671	$17	106,940,552	$106,901	$11,757,515	3,620,522	$416,570	$(66,400)	$(9,474,689)	$(3,645)	$2,736,269

Balance, June 30, 2025	16,671	$17	116,136,907	$116,137	$13,150,723	4,790,853	$1,089,539	$(66,400)	$(15,243,376)	$28,896	$(924,464)
Shares issued for cash	—	—	900,000	900	179,100	(900,000)	(180,000)	—	—	—	—
Shares issued for services	—	—	179,938	180	35,808	162,500	31,456	—	—	—	67,444
Warrants issued for services	—	—	2,736,585	2,750	(2,750)	—	—	—	—	—	—
Warrants issued for convertible notes payable	—	—	—	—	—	—	—	—	—	—	—
Shares issued for interest	—	—	399,868	401	49,661	59,119	5,513	—	—	—	55,575
Shares issued for conversion of notes payable	—	—	1,000,000	1,000	199,000	(1,000,000)	(200,000)	—	—	—	—
Shares issued for conversion of convertible notes payable	—	—	6,404,525	6,404	693,596	(400,000)	(100,000)	—	—	—	600,000
Net loss	—	—	—	—	—	—	—	—	(783,554)	(14,564)	(798,118)
Ending Balance September 30, 2025	16,671	$17	127,757,823	$127,772	$14,305,138	$2,712,472	$646,508	$(66,400)	$(16,026,930)	$14,332	$(999,563)

Balance, January 1, 2025	16,671	$17	108,159,556	$108,120	$12,165,669	$1,954,250	$373,443	$(66,400)	$(13,129,093)	$45,985	$(502,259)
Shares issued for cash	—	—	900,000	900	179,100	100,000	20,000	—	—	—	200,000
Shares issued for services	—	—	179,938	180	35,808	358,929	106,099	—	—	—	142,087
Warrants issued for services	—	—	4,728,515	4,761	24,226	—	—	—	—	—	28,987
Warrants issued for convertible notes payable	—	—	—	—	—	—	—	—	—	—	—
Shares issued for interest	—	—	843,806	845	115,808	295,962	46,966	—	—	—	163,619
Shares issued for conversion of notes payable	—	—	1,000,000	1,000	199,000	(1,000,000)	(200,000)	—	—	—	—
Shares issued for conversion of convertible notes payable	—	—	11,946,008	11,966	1,585,527	1,003,331	300,000	—	—	—	1,897,493
Net loss	—	—	—	—	—	—	—	—	(2,897,837)	(31,653)	(2,929,490)
Balance, September 30, 2025	16,671	$17	127,757,823	$127,772	$14,305,138	2,712,472	$646,508	$(66,400)	$(16,026,930)	$14,332	$(999,563)

The accompanying notes are an integral part of these unaudited consolidated financial statements

F-4

CYBER ENVIRO-TECH, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

 (Unaudited)

	For the Nine Months Ending
	September 30,	September 30,
Cash Flows from Operating Activities
Net loss	$(2,929,490)	$(2,702,410)
Adjustments to reconcile net loss to net
cash used by operating activities:
Depreciation and amortization	8,288	84,638
Change in fair value of derivatives	(186,076)	(20,367)
Change in fair value of contingent liability	18,250	—
Loss on issuance of derivative	629,108	109,043
Gain on extinguishment of derivative liability	(1,045,502)	(264,539)
Stock compensation	142,087	608,198
Warrants issued for services	28,987	—
Amortization of debt discount	789,941	217,982
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(65,556)	148,800
Contingent liability	(100,000)	—
Inventory	—	(89,125)
Interest receivable	(11,611)	(7,588)
Accounts receivable	—	(10,666)
Accounts payable	46,678	35,804
Accrued interest	70,529	50,108
Net cash from operating activities	(2,604,367)	(1,840,122)

Cash Flows from Investing Activities
Purchase or capitalization of property and equipment	(755,500)	(251,409)
Cash issued for notes receivable	(25,000)	(90,000)
Cash received from non-controlling interest contribution	—	120,000
Net cash from financing activities	(780,500)	(221,409)

Cash Flows from Financing Activities
Shares issued for cash	200,000	150,000
Shares issued for interest	—	209,434
Proceeds from notes payable	450,233	172,500
Proceeds from convertible notes payable	3,093,000	1,810,000
Repayment of convertible notes payable	(185,126)	(170,502)
Repayment of note payable	(122,061)	(95,000)
Net cash from financing activities	3,436,046	2,076,432

Net change in cash and cash equivalents from continuing operations	51,179	14,901

Cash Flows from Discontinued Operations
Net change in operating activities from discontinued operations	27,407	54,930
Net change in investing activities from discontinued operations	—	(220,220)
Net change in financing activities from discontinued operations	—	30,000
Net change in cash and cash equivalents from discontinued operations	27,407	(135,290)

Net change in cash and cash equivalents	78,586	(120,389)
Cash at beginning of period	59,411	239,417
Cash at end of period	$137,997	$119,028

Supplemental Cash Flow Information
Cash paid for interest	$14,323	$43,134
Cash paid for tax	$—	$—

Non-cash investing and financing activities:
Shares issued or to be issued for conversion of convertible notes payable and accrued interest	$2,061,112	$2,954,182
Shares issued for contingent liability	$(195,000)	$—
Derivative liability	$675,000	$—
Debt discount on convertible notes payable	$(1,038,615)	$—

The accompanying notes are an integral part of these unaudited consolidated financial statements

F-5

CYBER ENVIRO-TECH, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Cyber Enviro-Tech, Inc. (“CETI” or the “Company”) is a publicly held water science technology company that designs water purification solutions for commercial applications and industries with an initial emphasis on the oil & gas industry. The corporate headquarters are located in Scottsdale, Arizona.

On September 3, 2020, Synergy Management Group, LLC (“Synergy”) and Global Environmental Technologies, Inc. (“Global”), which was formed on April 20, 2020, entered into a securities purchase agreement, whereby Synergy sold its share of Special 2020 Series A preferred stock and its one-half share of Series C preferred stock to Global for $66,400 ($40,000 in cash and 15,000 shares of stock, post reverse split of one share for every 20 shares on April 30, 2021). The shares of stock were to be awarded contingent upon the effectiveness of a S-1 Registration which occurred in January 2023. These shares were issued in 2023.

In February 2025, CETI formed a wholly-owned Turkish subsidiary, Cyber International Ltd, with an office in Istanbul. In June 2025, CETI formed a wholly-owned UAE subsidiary, CETI International Environmental Solutions Inc, with an office in Dubai. There are no operations yet in these entities but they were formed to enable CETI to effectively manage its international contacts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company’s unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The unaudited consolidated financial statements and related disclosures as of September 30, 2025, are unaudited, pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). In managements’ opinion, these unaudited consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) necessary for the fair statement of the results for the interim periods. These unaudited consolidated financial statements should be read in conjunction with the audited financial statements of the Company for the years ended December 31, 2024, and 2023 included in our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on April 14, 2025. The results of operations for the nine months ended September 30, 2025, are not necessarily indicative of the results to be expected for the full year ended December 31, 2025.

Principles of Consolidation

The unaudited consolidated financial statements include the accounts of CETI and CETI Axenic, Inc (“Axenic”). Axenic is a majority owned subsidiary of CETI. All significant intercompany balances and transactions have been eliminated.

Use of estimates

The preparation of unaudited consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

The Company recognizes revenue in accordance with Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers,” (“Topic 606”). Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five-step model in order to determine this amount: (i) identification of the promised goods in the contract; (ii) determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

F-6

CYBER ENVIRO-TECH, INC. NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of Topic 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company expects to recognize revenues as the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied.

The Company recognizes sales when oil is picked up by the delivery company and control passes to the customer.

Cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. There were no cash equivalents at September 30, 2025 and December 31, 2024.

Property and Equipment

Property and equipment is recorded at cost. Cost of improvements that substantially extend the useful lives of the assets are capitalized. These costs are depreciated starting when the asset is put into service and is depreciated on a straight-line basis over its estimated useful life. Maintenance and repair costs are expensed when incurred. When property and equipment is sold or retired, the capitalized costs and related accumulated depreciation are removed from their respective accounts.

Discontinued Operations

A component of an entity that is disposed of by sale or abandonment is reported as discontinued operations if the transaction represents a strategic shift that will have a major effect on an entity's operations and financial results. The results of discontinued operations are aggregated and presented separately in the unaudited consolidated statements of operations. Assets and liabilities of the discontinued operations are aggregated and reported separately as assets and liabilities of discontinued operations in the unaudited consolidated balance sheets, including the comparative prior year period. The Company is in the process of spinning off its oil field operations known as the Alvey oil field (“Alvey”). Alvey’s cash flows are reflected as cash flows from discontinued operations within the Company’s unaudited consolidated statements of cash flows for each period presented.

Amounts presented in discontinued operations have been derived from the Company’s  unaudited consolidated financial statements and accounting records using the historical basis of assets, liabilities, and historical results of Alvey. The discontinued operations exclude general corporate allocations.

Loan Receivable

CETI provided two Short-Term Capital Bridge Loans totaling $190,000 to the Founder and CEO of DELTA Cervresel Solusyonlari ve Makinalar A.S. a Turkish Corporation ("DELTA"). The notes are currently due and had been accruing simple interest at 6% per annum. The Company evaluates loans for possible credit losses based on a loss-rate method considering historical trends in credit quality of the borrower, probability of default and forward-looking forecasts. DELTA is a significant partner in CETI’s overseas operations, and the Company does not have any concern about the collectability of this note. During the first nine months of 2025, loans of $25,000 were made to Texas Coastal Services payable in nine months at simple interest rate of 9% per annum. Total loans receivable of $215,000 and $190,000 plus accrued interest of $19,856 and $11,329 were outstanding at September 30, 2025 and December 31, 2024, respectively.

Impairment of Long-Lived Assets

In accordance with authoritative guidance on accounting for the impairment or disposal of long-lived assets, as set forth in Topic 360 of the Accounting Standards Codification (“ASC”), the Company assesses the recoverability of the carrying value of its non-oil and gas long-lived assets when events occur that indicate an impairment in value may exist. An impairment loss is indicated if the sum of the expected undiscounted future net cash flows is less than the carrying amount of the assets. If this occurs, an impairment loss is recognized for the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets.

Intangible Assets

The Company recognizes intangible assets in accordance with ASC 350 which deals with accounting for indefinite-lived intangible assets other than goodwill. Intangible assets are defined as identifiable non-monetary assets without physical substance, acquired through purchase, internally generated, or acquired as part of a business combination, which provide future economic benefits and are under the control of the Company.

F-7

CYBER ENVIRO-TECH, INC. NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

Intangible assets with finite useful lives are amortized over their estimated useful lives on a straight-line basis, unless another systematic and rational method better represents the consumption of the economic benefits. Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually or more frequently if there are indications of impairment.

The Company reviews intangible assets for indicators of impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized if the carrying amount of the assets exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and its value in use. Any impairment loss is recognized in the unaudited consolidated statements of operations. Upon impairment, the carrying amount of the intangible asset is reduced to its recoverable amount.

Accounting for Majority-Owned Subsidiary

The Company consolidates the financial statements of majority-owned subsidiaries in accordance with U.S. GAAP. A subsidiary is classified as majority-owned when the Company owns more than 50% of its voting shares, giving it control over the subsidiary's operations and financial policies.

In the unaudited consolidated financial statements, all intercompany transactions, balances, and unrealized gains and losses on transactions between the Company and its subsidiaries have been eliminated. The financial position, results of operations, and cash flows of each majority-owned subsidiary are fully consolidated with the portion attributable to non-controlling interests presented as a separate line item in the equity section of the unaudited consolidated balance sheets and as a separate component of net income in the unaudited consolidated statements of operations.

Non-controlling interests represent the portion of equity in subsidiaries that is not attributable, directly or indirectly, to the Company.

Stock-based Compensation

The Company applies the fair value method of Financial Accounting Standards Board (“FASB”) ASC 718, “Share Based Payment”, in accounting for its stock-based compensation. This standard states that compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. The Company values stock-based compensation at the market price for the Company’s common stock and other pertinent factors at the grant date. During the three and nine months ended September 30, 2025 and 2024, the Company recorded approximately $65,000 and $448,000 and $187,000 and $371,000 in stock-based compensation expense, respectively.

Fair Value of Financial Instruments

The Company adopted ASC 820, “Fair Value Measurements.” ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1:	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.
Level 2:	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.
Level 3:	Pricing inputs that are generally unobservable inputs and not corroborated by market data.

The carrying amount of the Company’s financial assets and liabilities, such as cash, prepaid expenses and accrued expenses approximate their fair value because of the short maturity of those instruments. The Company’s notes payable approximates the fair value of such instruments as the notes bear interest rates that are consistent with current market rates.

The Company evaluates convertible instruments, options, warrants or other contracts to determine if those contracts or embedded components of those contracts qualify as derivatives to be separately accounted for under ASC 815, “Derivatives and Hedging”. The result of this accounting treatment is that the fair value of the derivative is marked to market each balance sheet date and recorded as a liability. In the event that the fair value is recorded as a liability, the change in fair value is recorded in the unaudited consolidated statements of operations as other income (expense). Upon conversion or exercise of a derivative instrument, the instrument is marked to fair value at the conversion date and then that fair value is reclassified to equity. Equity instruments that are initially classified as equity that become subject to reclassification under ASC 815 are reclassified to liabilities at the fair value of the instrument on the reclassification date.

F-8

CYBER ENVIRO-TECH, INC. NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

The following table classifies the Company’s liability measured at fair value on a recurring basis into the fair value hierarchy as of September 30, 2025:

Description	Level 1	Level 2	Level 3	Total
Derivative	$—	$—	$459,769	$459,769
Total	$—	$—	$459,769	$459,769

The following table classifies the Company’s liability measured at fair value on a recurring basis into the fair value hierarchy as of December 31, 2024:

Description	Level 1	Level 2	Level 3	Total
Derivative	$—	$—	$387,238	$387,238
Total	$—	$—	$387,238	$387,238

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as a component of general and administrative expenses. The Company’s federal tax return and any state tax returns are not currently under examination.

The Company has adopted ASC 740, “Accounting for Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually from differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Net income (loss) per common share

Under the provisions of ASC 260, “Earnings per Share”, basic loss per common share is computed by dividing net loss available to common shareholders by the weighted average number of shares of common stock outstanding for the periods presented. Diluted net loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that would then share in the income of the Company, subject to anti-dilution limitations. The following potential common shares were excluded from the calculation of diluted net income (loss) per share available to common stockholders because their effect would have been antidilutive:

	Three Months Ended September 30,
	2025	2024
Warrants	400,000	3,750,000
Stock options	100,000	1,000,000
Common stock to be issued	2,549,372	3,620,522
Convertible notes payable	6,404,525	—
Preferred stock	50,012,000	50,012,000
Total	59,465,897	58,382,522

	Nine Months Ended September 30,
	2025	2024
Warrants	400,000	3,750,000
Stock options	1,000,000	1,000,000
Common stock to be issued	2,712,472	3,620,522
Convertible notes payable	11,946,008	4,394,140
Preferred stock	50,012,000	50,012,000
Total	66,070,480	62,776,662

F-9

CYBER ENVIRO-TECH, INC. NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

Concentration of credit risks

The Company maintains accounts with financial institutions. All cash in checking accounts is non-interest bearing and is fully secured by the Federal Deposit Insurance Corporation (“FDIC”). At times, cash balances may exceed the maximum coverage provided by the FDIC on insured depositor accounts. The Company believes it mitigates its risk by depositing its cash and cash equivalents with major financial institutions.

Segment Reporting

The Company has determined that it has one reportable segment, which includes industrial water remediation. The single segment was identified based on how the Chief Operating Decision Maker, who was determined to be the Chief Executive Officer, manages and evaluates performance and allocates resources.

Advertising Costs

Advertising costs are accounted for in accordance with ASC 720-35, Advertising Costs, which requires that such costs be expensed as incurred unless they meet the criteria for capitalization. Prepaid advertising costs may be recorded as assets if payment is made in advance of the advertisement and the benefit is expected to be realized in a future period.

The Company had no prepaid advertising as of the three months ending September 30, 2025 and 2024, respectively. Advertising expense was nil and approximately $23,000 and $23,000 and $105,000 for the three and nine months ending September 30, 2025 and 2024, respectively.

Recently issued accounting pronouncements

The Company has implemented all new accounting pronouncements that are in effect. These pronouncements did not have any material impact on the unaudited consolidated financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, enhancing segment expense transparency. The update requires public entities to disclose significant segment expenses regularly provided to the chief operating decision maker and extends certain annual segment disclosures to interim periods. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, with interim period application required starting after December 15, 2024, and early adoption permitted. The Company adopted this guidance as of January 1, 2024 and it is not expected to have a material impact but it is adopted in these financials.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. The update requires public entities to implement the new income tax disclosure standard, which becomes effective for December 31, 2025 financial statements. The Company does not believe this accounting pronouncement will have been a material impact on its financial position or results of operations.

F-10

CYBER ENVIRO-TECH, INC. NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

 NOTE 3 – GOING CONCERN

The Company’s unaudited consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities and commitments in the normal course of business for the foreseeable future. The Company does not yet have sufficient revenue to cover its operating expenses, investment in equipment and other obligations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The ability to continue as a going concern is dependent upon generating profitable operations in the future and/or to obtain the necessary financing to meet the Company’s obligations and repay its liabilities arising from normal business operations when they come due. Management intends to finance operating costs over the next twelve months with increased revenue and private placement loans or institutional investors. However, the Company is in the process of filing an S-1 to give it the ability to raise funds through sale of stock. While the Company believes that it will be successful in obtaining the necessary financing and generating revenue to fund the Company’s operations, meet regulatory requirements and achieve commercial goals, there are no assurances that such additional funding will be achieved and that the Company will succeed in its future operations.

The unaudited consolidated financial statements of the Company do not include any adjustments that may result from the outcome of these uncertainties.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

During the normal course of business, the Company may be exposed to litigation. When the Company becomes aware of potential litigation, it evaluates the merits of the case in accordance with ASC 450, Contingencies. The Company evaluates its exposure to the matter, possible legal or settlement strategies and the likelihood of an unfavorable outcome. If the Company determines that an unfavorable outcome is probable and can be reasonably estimated, it establishes the necessary accruals.

In April 2025, the Company received notice of litigation regarding its potential purchase of a salt water disposal facility in 2024 that it decided not to pursue. The outcome of this litigation is undetermined at this time but the Company believes that its counterclaims will exceed whatever the plaintiff is asking for therefore no accrual has been made as of September 30, 2025.

In December 2021, the Company entered into an agreement to operate the wells on the Alvey Oil Field. Under this agreement, the Company owes a contingent amount based upon 18.75% of the Working Interest less any rework and production costs to the Estate of Danny Hyde (“EDH) the former owner of the operator of record for the Alvey Oil Field. The rework costs incurred by the Company to date have been over $1 million so it is not anticipated any contingent payments will be made to EDH in 2025. In addition, the Company owes 20% of gross sales less severance tax to the landowners.

In February 2022 and February 2023, CETI entered into agreements with two different investors offering them a stock guarantee on share price within a three-year period of time. The first investor’s shares in February 2022, came due in February 2025 and CETI entered into an agreement to pay cash and shares to satisfy that guarantee. For the second investor, the Company accrued a liability as of September 30, 2025 and December 31, 2024 for the difference between the share price on those dates and the guaranteed share price. The guarantees are presented as Contingent liabilities of approximately $161,000 and $438,000 at September 30, 2025 and December 31, 2024, respectively.

On December 9, 2024, CETI entered into an agreement with a company to provide consulting services to obtain funding of at least $25 million or more to fund CETI’s projects in the Middle East. The compensation under this agreement was $65,000 plus 0.5% of any monies raised. As of November 13, 2025, no money has been raised but it is anticipated these monies will be raised prior to the end of the current fiscal year although no assurance can be given.

On December 21, 2024, CETI entered into a Financial Consulting Engagement Agreement (FCEA) to provide consulting services and identify potential sources of private and/or public financing of up to 50 million in British pound sterling. The retainer fee was $35,000 and the success fee is 5% of the total money raised, payable at 1% per year for five years. As of November 13, 2025, no money has been raised but it is anticipated these monies will be raised prior to the end of the current fiscal year although no assurance can be given.

F-11

CYBER ENVIRO-TECH, INC. NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

NOTE 5 – PROPERTY AND EQUIPMENT

As of September 30, 2025 and December 31, 2024, property and equipment consisted of the following:

	September 30, 2025	September 30, 2024	Useful Life
Equipment	$1,411,910	$770,560	5 to 20 years
Vehicles	6,000	6,000	5 to 15 years
Less accumulated depreciation	(8,288)	—
Total	$1,409,622	$776,560

There was $3,161 and $8,288 of depreciation expense recorded as of three and nine months ending September 30, 2025. No depreciation expense was taken as of December 31, 2024 due to the assets placed in service in 2025.

NOTE 6 – INTANGIBLE ASSETS

The intangible assets consist of exclusive licenses for United States distribution obtained by the Company from KAM Biotechnology Ltd (“KAM”) in May 2023 and the agreement has a term of ten years. The asset is stated at the fair value of $758,501, less amortization from May to December of $50,567, for a net of $707,934. In October 2023, CETI signed an additional agreement with KAM for secured worldwide rights to most the licenses over a ten-year period of time and outright purchase of one license. CETI gave KAM 1,000,000 shares of common stock which were valued at $0.37/share at the date of the transaction for a total of $370,000, less amortization from October to December of $7,708, for a net of $362,292. This, combined with the initial license acquisition, resulted in a total Intangible assets net balance of $1,070,226 as of December 31, 2023. For the year ending December 31, 2024, there was a total amortization of intangible assets of $112,850 resulting in net tangible asset balance of $957,377 at December 31, 2024.  However, during 2024, KAM was declared insolvent. While intellectual property acquired by the Company still has value to CETI, it was decided to take the conservative approach and write off the rest of the value of $957,377 as of December 31, 2024. As such, there are no intangible assets recorded as of September 30, 2025 and December 31, 2024.

NOTE 7 - DEBT

	September 30, 2025	December 31, 2024
Notes Payable	$116,233	$188,061
Note payable - related party	153,989	153,989
Convertible notes payable	3,731,886	2,262,263
Convertible notes payable - related party	22,000	22,000
	4,024,108	2,626,313
Debt discount	(256,364)	(327,056)
Total Debt	$3,767,744	$2,299,257

Short term	1,969,395	1,171,636
Long term	1,798,349	1,127,621
Total Debt	$3,767,744	$2,299,257

The following is a schedule of debt maturity and the years in which the debt is scheduled to mature:

Amount
2025	$1,320,385
2026	1,118,225
2027	1,585,498
$4,024,108

Notes payable

In February 2021, the Company purchased certain oil and gas production equipment in the Alvey Oil Field. The total purchase price was $450,000 ($389,046 after discount). As of December 31, 2024, the Company had repaid $106,500 leaving a balance of $343,500 which is included in the liabilities of discontinued operations. The remaining amount due was to be paid in installments. However, no further payments have been made as the parties are discussing the amount due the Company for operational expenses which exceed the amount the Company owes to the Estate of Danny Hyde, the creditor. No resolution has been determined as of September 30, 2025.

F-12

CYBER ENVIRO-TECH, INC. NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

In December 2023, the Company borrowed $100,000 from an individual, as of September 30, 2025 and December 31, 2024, we had a balance of $66,000 and $100,000 outstanding, respectively. This loan does not have an expiration date and accrues interest at $250 day, of which $50 will be paid in cash and $200 in stock at $0.20 a share, when paid plus an additional $7,500 in cash. Accrued interest was $25,175 and $16,125 at September 30, 2025 and December 31, 2024, respectively.

In September 2023, a related party issued a loan to the Company for a total amount of $153,989. The net after discount was $11,752 and $145,712 at September 30, 2025 and December 31, 2024, respectively, with a discount of nil and $8,277 at September 30, 2025 and December 31, 2024, respectively. The loan incurs interest at 12.5% and was due in September of 2025 and is now in default. Accrued interest was nil and $5,687 at September 30, 2025 and December 31, 2024, respectively. No payments have been made during the  nine months ended September 30, 2025.

In March 2024, the Company had two loans payable to an individual. One loan was paid off in December 2024 and the other of $40,000 was still due at December 31, 2024 and the principal was paid off in January 2025. Each loan accrued interest at $125 a day, and $27,000 and $6,500 of interest was paid   as of September 30, 2025 and December 31, 2024, respectively.

In February 2025, an investor made a short-term loan to the Company for $200,000. The loan was non-interest bearing, convertible into common shares at $0.20 per share and due within four months. In the Second Quarter, the investor decided to convert the entire loan into 1,000,000 shares of common stock.

At September 30, 2025 and December 31, 2024, the Company had drawn down $50,233 and $48,061, respectively, against a line of credit that provides a maximum borrowings of $55,000, and incurs interest at 5.99%.

Convertible notes payable

In 2020, the Company executed a convertible note payable with a related party for $25,000 that is unsecured, non-interest bearing and convertible into shares of common stock at $0.001 per share. In 2023, $3,000 of this note was converted into 3,000,000 shares of common stock. The note matured on September 23, 2020 and is in default.

During the year ended December 31, 2022, the Company received $1,461,000 from the issuance of thirty-two separate convertible notes payable. During 2023, $1,075,000 worth of notes payable were converted into common stock and $311,000 were repaid in cash. The remaining $75,000 worth of notes payable bore interest at 8% and were convertible into common stock at a range of $0.10 to $0.25 a share. These notes had a two-year maturity date when issued, and were converted into shares of common stock in Q3 of 2024.

During the year ended December 31, 2023, the Company raised a net of $3,971,500 in convertible notes payable. The terms were the same as the convertible notes payable issued in December 2022, with the exception of three notes, one for $69,250 incurred in January 2023 and paid off in July 2023, the second for $90,000 incurred in September 2023 and the third for $79,250 incurred in December 2023. Each of these three notes bears interest at 8% and the second and third note were payable at maturity of September 25, 2024 and December 29, 2024, respectively. The second note was convertible into common stock at issuer’s option beginning March 20, 2024 at a 35% discount off of the lowest price for the ten preceding trading days. On March 21, 2024, CETI paid $60,000 towards this loan and the remainder in April 2024. The third note had the same terms with the issuer’s option starting June 25, 2024 and was paid off in June 2024.

During 2024, the Company raised a net of $2,582,650 in convertible notes payable. The terms were the same as the convertible notes payable issued in 2023 with the exception of eight notes – six for a total of $750,000 and two for a total of $173,650. For the notes totaling $750,000, $150,000 of these notes bear interest at 10% and were payable at maturity of September 2024. The notes are convertible into common stock at issuer’s option beginning thirty days after issuance at $0.35 share. In addition, a total of 150,000 common shares were issued in April 2024 as additional loan incentive. For $300,000 of these notes, the interest rate was 9% with varying maturities in 2026 plus a total of 300,000 warrants priced at $0.80/share. The remaining $300,000 of these notes were at 10% interest with varying maturities in 2025 and 2026. For the notes totaling $173,650, these notes bear interest at 8% and are paid back in installments which began on October 30, 2024 and December 30, 2024, respectively. The first note was paid off in February 2025 and the second note had one payment remaining for $12,236 was paid off in April 2025. Both notes had an option beginning nine months after issuance to be converted into common stock at a 35% discount off of the lowest price for the ten preceding trading days. The total convertible notes payable, net were $3,475,522 and $1,943,484 as of September 30, 2025 and December 31, 2024, respectively.

F-13

CYBER ENVIRO-TECH, INC. NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

During 2024, the Company converted $3,673,037 of convertible notes payable, and accrued interest, into 28,170,065 shares of common stock. As of December 31, 2024, 1,954,250 common shares remain unissued. Also, as of December 31, 2024, $2,262,263 worth of convertible notes payable remain outstanding consisting of short-term convertible notes payable of $815,863 (net of discount of $24,400) and long-term convertible notes payable of $1,127,621 (net of discount of $294,379).

During the first nine months of 2025, the Company raised $3,093,000 in convertible notes payable. All but three of these notes bear interest between 8% - 10% per annum and are convertible into common stock at prices which vary between $0.10 and $0.50 a share within the next two years. Three notes have similar terms, the first note is for $93,150, the second note is for $151,800 and the third is for $94,300. All three notes bear interest at 8% and are payable in installments beginning in July 2025, November 2025 and March 2026, respectively. These notes have an option beginning nine months after issuance to be converted into common stock at a 35% discount off of the lowest price for the ten preceding trading days. Historically the Company has always repaid the debt instead of allowing a conversion.

All notes payable and convertible notes payable are unsecured.

NOTE 8 – DERIVATIVE FINANCIAL INSTRUMENTS

Embedded derivatives

The Company’s convertible notes payable gave rise to derivative financial instruments. The notes embodied certain terms and conditions that were not clearly and closely related to the host debt agreement in terms of economic risks and characteristics. These terms and features consist of the embedded conversion option.

The following tables summarize the components of the Company’s derivative liabilities and linked common shares as of September 30, 2025 and December 31, 2024 and the amounts that were reflected in results of operations related to derivatives for the period ended:

	September 30, 2025
The financings giving rise to derivative financial instruments	Indexed Shares	Fair Value
Embedded derivatives	4,921,909	$459,769
Total	4,921,909	$459,769

	December 31, 2024
The financings giving rise to derivative financial instruments	Indexed Shares	Fair Value
Embedded derivatives	2,791,923	$387,238
Total	2,791,923	$387,238

The following table summarizes the effects on the Company’s gain (loss) associated with changes in the fair values of the derivative financial instruments by type of financing for the three and nine months ended September 30, 2025 and 2024:

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Embedded derivatives	327,468	$38,747	$186,075	$20,367
Loss on issuance of derivative	(553,894)	—	(629,108)	(109,043)
Total gain (loss)	$(226,426)	$38,747	$(443,033)	$(88,676)

Current accounting principles that are provided in ASC 815 - Derivatives and Hedging require derivative financial instruments to be classified in liabilities and carried at fair value with changes recorded in income. The Company has selected the Monte Carlo Simulation Model, which approximates the Monte Carlo Simulations, a valuation technique to fair value the embedded derivative because it believes that this technique is reflective of all significant assumption types, and ranges of assumption inputs, that market participants would likely consider in transactions involving embedded derivatives. Such assumptions include, among other inputs, interest risk assumptions, credit risk assumptions and redemption behaviors in addition to traditional inputs for option models such as market trading volatility and risk-free rates. The Monte Carlo Simulation Model technique is a level three valuation technique because it requires the development of significant internal assumptions in addition to observable market indicators. For instruments in which the time to expiration has expired, the Company has utilized the intrinsic value as the fair value. The intrinsic value is the difference between the quoted market price on the valuation date and the applicable conversion price.

F-14

CYBER ENVIRO-TECH, INC. NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

Significant inputs and results arising from the Monte Carlo Simulation process are as follows for the embedded derivatives that have been bifurcated from the convertible notes and classified in liabilities:

	Inception Date October 10, 2024 Note	Period Ended December 31, 2024	Inception Date January 3, 2025 Note	Inception Date June 10, 2025 Note	Inception Date September 22, 2025 Note	Period Ended September 30, 2025
Quoted market price on valuation date	$0.2310	$0.2300	$0.2400	$0.4625	$0.1680	$0.1570
Effective contractual conversion rates	$0.2000	$ 0.1495-0.20	$0.1495	$0.2665	$0.0960	$ 0.0873-0.0976
Contractual term to maturity	1 Year	0.16-2.85 Years	0.87 Years	0.87 Years	0.85 Years	0.13-1.03 Years
Market volatility:
Volatility	177.44%-452.93%	117.27%-433.33%	116.47%-291.91%	148.93%-297.07%	139.46%-196.42%	47.13%-142.26%
Risk-adjusted interest rate	9%	9%-12%	12%	12%	12%	9%-12%

The following table reflects the issuances of embedded derivatives and changes in fair value inputs and assumptions related to the embedded derivatives as of September 30, 2025 and December 31, 2024.

	September 30, 2025	December 31, 2024
Balances at beginning of period	$387,238	$217,177
Issuances:
Embedded derivatives	1,304,109	595,722
Gain on extinguishment of derivative liability	(1,045,502)	(264,539)
Changes in fair value inputs and assumptions reflected in income	(186,076)	(161,122)
Balances at end of period	$459,769	$387,238

NOTE 9 – RELATED PARTY TRANSACTIONS

At September 30, 2025 and December 31, 2024, the Company had a convertible note payable for $22,000 with a related party. The note is unsecured, non-interest bearing and is convertible into shares of common stock at $0.001 and currently due at noteholder’s discretion.

At September 30, 2025 and December 31, 2024, the Company had accounts payable to various related parties for a total of $138,337.

In September 2023, a related party loaned $153,989 to CETI. The loan is due in two years and has interest only payments at 12.5%. The first nine months interest plus closing costs were paid at time of closing. The closing costs and interest are being amortized over a six month and twenty-four month period of time, respectively. This resulted in expenses of $6,041 and $15,638, and a net balance of $153,989 (discount nil ) and $145,712 (discount $8,277) at September 30, 2025 and December 31, 2024, respectively.

During nine months ended September 30, 2025 and 2024, the Company paid various related parties for consulting services in the amounts of $324,000 and $110,100, respectively. For the nine months ended September 30, 2025 and 2024, nil and $30,000, respectively, of the consulting fees were capitalized in property and equipment discontinued operations under well development costs.

NOTE 10 – PREFERRED STOCK

Series A Convertible Preferred Stock

The Company previously designated 200,000 shares of Preferred Stock as Series A Convertible Preferred Stock and issued 200,000 shares. Voting Rights were established whereby one (1) share of Series A Convertible Preferred Stock has ten (10) equivalent votes of stockholders of the Company's common stock for an aggregate of 10 votes. Each share of Series A Convertible Preferred Stock previously was convertible into ten (10) shares of the Company's common stock. In event of the liquidation of the Company, the shareholders of Series A Convertible Preferred Stock would have preference over the shareholders of the Company's common stock and all other series of Preferred Stock.

F-15

CYBER ENVIRO-TECH, INC. NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

During 2023, the Company changed the terms of this series of stock whereby one (1) share of Series A Convertible Preferred, after a minimum two-year holding period, can be converted into three thousand (3,000) shares of the Company’s common stock and has the same equivalent voting rights. In October 2023, the three top shareholders cancelled 50,000,000 common shares of stock and were issued 16,667 shares of Series A Convertible Preferred Stock. As of September 30, 2025 and December 31, 2024, there are 16,671 shares of Series A Convertible Stock issued and outstanding.

Series B Convertible Preferred Stock

The Company previously designated 85,000 shares of Preferred Stock as Series B Convertible Preferred Stock and issued 67,448 shares. Holders of Series B Convertible Preferred Stock had no voting Rights. Each share of Series B Preferred Stock previously was convertible into one (1) share of the Company's Common Stock. In event of the liquidation of the Company, the shareholders of Series B Convertible Preferred Stock would have preference over the shareholders of the Company's Common Stock and all other series of Preferred Stock except for the shareholders of Series A Convertible Preferred Stock. As of September 30, 2025 and December 31, 2024, there is one share of Series B Convertible Stock issued an outstanding.

Series C Non-Convertible Preferred Stock

The Company previously designated 50,000 shares of Preferred Stock as Series C Non-Convertible Preferred Stock and issued all 50,000 shares. Holders of Series C Non-Convertible Preferred Stock have 1,600 shares of voting Rights per share. Series C Non-Convertible Preferred Stock is not convertible into any of the Company's Common Stock or other Series of Preferred Stock. In event of the liquidation of the Company, the shareholders of Series C Non-Convertible Preferred Stock would have preference over the shareholders of the Company's Common Stock and all other series of Preferred Stock except for the shareholders of Series A and Series B Convertible Preferred Stock. As of September 30, 2025 and December 31, 2024, there is one-half share of Series C Convertible Stock issued an outstanding.

Special 2020 Series A Preferred

The Company has one share of preferred stock designated as Special 2020 Series A Preferred, par value $0.0001. The holder for the Special 2020 Series A Preferred shall vote with the holders of both preferred and common stockholders as a single class. The holder is entitled to 60% of all votes. The one share of Series A is convertible into 150,000,000 shares of common stock at any time and is not entitled to dividends. The Company purchased that one series A preferred share for $66,400. This share is now recorded as a Treasury stock. As of September 30, 2025 and December 31, 2024, there is 1 share of Special 2020 Series A Preferred issued and 0 outstanding.

NOTE 11 – STOCK OPTIONS AND WARRANTS

In connection with a consulting agreement dated March 7, 2022, the Company issued 200,000 options at an exercise price of $0.58 per share. These options vest one-fourth each six months over a period of two years and had a term of three years. The grant date fair value was $55,966. The Company recorded compensation expense in the amount of $18,318 for December 31, 2022 and, as of that date, there was $37,648 of total unrecognized compensation cost related to non-vested portion of options granted. In addition, there were 200,000 options outstanding, of which 100,000 and 50,000 were exercisable as December 31, 2022 with a weighted average remaining term of 1.31 years.

On June 3, 2023, the Company canceled the consultant’s 200,000 Options, of which 150,000 vested as of the cancellation date. On the same date, the Company agreed to issue 1,000,000 replacement options with a vesting date of June 3, 2023. The Company interpreted this as a concurrent replacement award and, as such, accounted for it as a modification.

The following table summarizes the accounting effects of the modification:

June 3, 2023 Replacement Award
Fair value of new award	$60,472
Fair value of original award on modification date	$1,377
Incremental cost	$59,095
Unrecognized grant-date fair value of original award on modification date	$3,764
Cost to be recognized after modification	$96,742
Recognition Period	24 months

F-16

CYBER ENVIRO-TECH, INC. NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

Significant inputs and results arising from the Black-Scholes process are as follows for the options:

Quoted market price on valuation date	$0.3480
Exercise price	$0.3600
Expected life (in years)	1.5 Years

Equivalent volatility	32.88%
Interest rates	4.50%

Stock option activity for the three and nine months ended September 30, 2025 and 2024 summarized as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Options outstanding June 30, 2024	1,000,000	$0.3600	0.42
Issued	—	—	—
Exercised	—	—	—
Cancelled	—	—	—
Options outstanding September 30, 2024	1,000,000	$0.3600	0.17

Options exercisable June 30, 2025	1,000,000	$0.3600	0.93
Issued	—	—	—
Exercised	—	—	—
Cancelled	—	—	—
Options outstanding September 30, 2025	1,000,000	$0.3600	0.93

Stock option activity for the nine months ended September 30, 2025 and 2024 summarized as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Options outstanding December 31, 2023	1,000,000	$0.3600	1.01
Issued	—	—	—
Exercised	—	—	—
Cancelled	—	—	—
Options outstanding September 30, 2024	1,000,000	$0.3600	0.17

Options exercisable December 31, 2024	1,000,000	$0.3600	1.42
Issued	—	—	—
Exercised	—	—	—
Cancelled	—	—	—
Options outstanding September 30, 2025	1,000,000	$0.3600	0.93

In connection with a different consulting agreement dated March 1, 2023, the Company initially agreed to pay 2,000,000 shares of common stock, along with a monthly consulting fee. This common stock was valued at $0.42 on the date of the agreement and was amortized equally over the six-month agreement. On July 1, 2023, the Company and consultant decided to amend the agreement so that the consultant would receive 3,250,000 warrants valued at $0.001 in replacement for the stock and extend the agreement until June 30, 2024. The agreement was amended again on September 15, 2023 resulting in an additional 500,000 warrants being issued and the agreement extended until September 15, 2024. This resulted in an additional $602,179 in consulting expenses which will be equally amortized over the following twelve months. The agreement was extended again on November 1, 2024 for another eight months with an additional 800,000 warrants being issued.

During the year ended December 31, 2024, the Company issued an aggregate 1,200,000 warrants in connection with convertible notes. No warrants were issued in the first nine months of 2025 but 2,000,000 warrants were exercised.

Significant range of inputs and results arising from the Black-Scholes process are as follows for the warrants:

Quoted market price on valuation date	$0.231-0.3100
Effective contractual strike price	$0.0013 - 0.80
Market volatility	373% - 401%
Contractual term to maturity	2 Years
Risk-adjusted interest rate	3.98% - 4.87%

F-17

CYBER ENVIRO-TECH, INC. NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

Stock warrant activity for three months ended September 30, 2025 and 2024 is summarized as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Warrants exercisable June 30, 2024	3,750,000	$0.001	1.00
Issued	—	—	—
Exercised	—	—	—
Cancelled	—	—	—
Warrants outstanding September 30, 2024	3,750,000	0.001	0.75
Warrants outstanding September 30, 2024	3,750,000	$0.001	0.75

Warrants exercisable June 30, 2025	2,950,000	$0.070	0.82
Issued	—	—	—
Exercised	2,550,000	—	—
Cancelled	—	—	—
Warrants outstanding September 30, 2025	400,000	0.800	1.05
Warrants exercisable September 30, 2025	400,000	$0.800	1.05

Stock warrant activity for nine months ended September 30, 2025 and 2024 is summarized as follows:

			Weighted Average
		Weighted Average	Remaining
	Number of Shares	Exercise Price	Contractual Life
Warrants exercisable December 31, 2023	3,750,000	$0.001	1.5
Issued	—	—	—
Exercised	—	—	—
Cancelled	—	—	—
Warrants outstanding September 30, 2024	3,750,000	0.001	0.75
Warrants outstanding September 30, 2024	3,750,000	$0.001	0.75

Warrants exercisable December 31, 2024	4,950,000	$0.070	0.82
Issued	—	—	—
Exercised	4,550,000	—	—
Cancelled	—	—	—
Warrants outstanding September 30, 2025	400,000	0.800	1.05
Warrants exercisable September 30, 2025	400,000	$0.800	1.05

NOTE 12 – DISCONTINUED OPERATIONS

CETI is planning to spin-off the Alvey oil field operations into a new entity called Texas Coastal Energy (“TCE”). CETI will receive a stock distribution of TCE common shares and a new investor group will run the operation of TCE. Refer to Subsequent event footnote for further information.

Accordingly, the Company has categorized Alvey as discontinued operations in the unaudited consolidated financial statements.

The operating results for discontinued operations have been presented in the accompanying unaudited consolidated statements of operations for the three and nine months ended September 30, 2025 and 2024 as discontinued operations and are summarized below:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Total revenue	$—	$11,154	$10,477	$20,362
Total cost of revenue	—	(3,093)	(2,641)	(5,818)
Gross profit	—	8,061	7,836	14,544
Operating expenses	70,263	18,341	276,693	54,930
Loss from operations	(70,263)	(10,280)	(268,857)	(40,386)
Other income (expense)	—	—		—
Loss before tax expense	(70,263)	(10,280)	(268,857)	(40,386)
Tax expense	—	—		—
Loss from discontinued operations	$(70,263)	$(10,280)	$(268,857)	$(40,386)

F-18

CYBER ENVIRO-TECH, INC. NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

The assets and liabilities of the discontinued operations at September 30, 2025 and December 31, 2024 are summarized below:

	September 30, 2025	December 31, 2024
Property and equipment, net (1)	$1,972,400	$2,019,415
Texas Railroad Commission bond (2)	62,537	62,537
Total assets of discontinued operations, non-current	2,034,937	2,081,952
Total assets	$2,034,937	$2,081,952

Accounts payable	$35,892	$25,500
Accounts payable - related party	—	30,000
Notes payable, current maturities	343,500	343,500
Liabilities of discountinued operations, current	379,392	399,000
Estimated asset retirement obligation	97,463	97,463
Liabilities of discountinued operations, non-current	97,463	97,463
Total liabilities	$476,855	$496,463

(1)	Property and equipment, net

Property and equipment, at cost, for the discontinued operations consisted of the following at September 30, 2025 and December 31, 2024:

	September 30, 2025	December 31, 2024	Useful lifes
Equipment	$739,480	$739,480	5 to 20 years
Vehicles	61,000	61,000	5 to 15 years
Well development cost	1,395,460	1,395,461
Less accumulated depreciation	(223,540)	(176,526)
Property, plan and equipment, net	$1,972,400	$2,019,415

•	Once full production begins, “Well development costs” will be depreciated using the units-of-production method based on barrels of oil produced. As of September 30, 2025, a minimal amount of oil has been produced and work is ongoing to determine how to get regular production from the field. In addition, as of December 31, 2024, it was determined the fair value of the Well Development cost exceeded their fair value and were written down by $1,395,980. The value for both September 30, 2025 and December 31, 2024 is $1,395,461.

Depreciation expense for the discontinued operations for three and nine month   periods ended September 30, 2025 and 2024 was $15,273 and $47,015 and $18,434 and $55,303, respectively.

Oil and Gas Producing Activities

The Company uses the successful efforts method of accounting for oil and gas activities. Under this method, the costs of productive exploratory wells, all development wells, related asset retirement obligation assets, and productive leases are capitalized and amortized, principally by field, on a units-of-production basis over the life of the remaining proved reserves. Exploration costs, including personnel costs, geological and geophysical expenses, and delay rentals for oil and gas leases are charged to expense as incurred. Exploratory drilling costs are initially capitalized, but charged to expense if and when the well is determined not to have found reserves in commercial quantities. The sale of a partial interest in a proved property is accounted for as a cost recovery, and no gain or loss is recognized as long as this treatment does not significantly affect the units-of-production amortization rate. A gain or loss is recognized for all other sales of producing properties. There were capitalized costs of $1,395,461 at September 30, 2025 and December 31, 2024. This amount is after a write down of $1,395,980 to estimated fair value as of December 31, 2024.

F-19

CYBER ENVIRO-TECH, INC. NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

Unproved oil and gas properties are assessed annually to determine whether they have been impaired by the drilling of dry holes on or near the related acreage or other circumstances, which may indicate a decline in value. When impairment occurs, a loss is recognized. When leases for unproved properties expire, the costs thereof, net of any related allowance for impairment, is removed from the accounts and charged to expense. During the three and nine months ended September 30, 2025 and 2024, there was no impairment to unproved properties. The sale of a partial interest in an unproved property is accounted for as a recovery of cost when substantial uncertainty exists as to the ultimate recovery of the cost applicable to the interest retained. A gain on the sale is recognized to the extent that the sales price exceeds the carrying amount of the unproved property. A gain or loss is recognized for all other sales of unproved properties. For the nine months ending September 30, 2025 and 2024, there was no gain or loss recognized for sales of unproved properties.

Costs associated with development wells that are unevaluated or are waiting on access to transportation or processing facilities are reclassified into developmental wells-in-progress ("WIP"). These costs are not put into a depletable field basis until the wells are fully evaluated or access is gained to transportation and processing facilities. Costs associated with WIP are included in the cash flows from investing as part of investment in oil and gas properties. At September 30, 2025 and December 31, 2024, no capitalized developmental costs were included in WIP.

Depreciation, depletion and amortization of proved oil and gas properties is calculated using the units-of-production method based on proved reserves and estimated salvage values. During the three and nine months ended September 30, 2025 and 2024, the Company recorded no depreciation, depletion and amortization expense on oil and gas properties. The Company will start using the units-of-production method when the field is continuously operational and there are material sales.

The Company reviews its proved oil and natural gas properties for impairment whenever events and circumstances indicate that a decline in the recoverability of its carrying value may have occurred. It estimates the undiscounted future net cash flows of its oil and natural gas properties and compares such undiscounted future cash flows to the carrying amount of the oil and natural gas properties to determine if the carrying amount is recoverable. If the carrying amount exceeds the estimated undiscounted future cash flows, the Company will adjust the carrying amount of the oil and natural gas properties to fair value. During the nine months ended September 30, 2025 and 2024, there was no impairment to proved properties.

(2)	Texas Railroad Commission Bond and Estimated Asset Retirement Obligation

To cover the estimated future asset retirement obligations ("ARO") related to its oil and gas properties, the Company maintains a $62,537 bond with the Railroad Commission of Texas (“RRC”). With the help of an outside consultant, the Company estimates it would take $5,000 to cap each of the 32 wells on the property so there is a liability of $97,463 to make up the difference. The bond ensures that the Company will cap any wells on the Alvey Oil Field that it decides are no longer productive. Once the Company decides it is finished working the Alvey Oil Field, it can apply to the RRC to have the bond repaid.

Revisions to the liability could occur due to changes in estimated abandonment costs, changes in well economic lives, or if federal or state regulators enact new requirements regarding the abandonment of wells

 NOTE 13 – INCOME TAXES

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss, and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The U.S. federal income tax rate of 21% is being used.

F-20

CYBER ENVIRO-TECH, INC. NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

Income taxes consist of the following components as of:

	September 30, 2025	September 30, 2024
Federal income tax benefit attributable to:
Current obligations	$737,879	$606,138
Less: Valuation allowance	(737,879)	(606,138)
Net provision for Federal income taxes	$—	$—

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the periods ended September 30, 2025 and September 30, 2024, due to the following:

	September 30, 2025	September 30, 2024
Deferred tax asset attributable to:
Net operating loss carryover	$4,199,460	$2,018,122
Less: Valuation allowance	(4,199,460)	(2,018,122)
Net deferred tax asset	$—	$—

At September 30, 2025, the Company had net operating loss carry forwards of $19,997,429 which would result in a deferred tax asset of $4,199,460, with an effective tax rate of 21%, that may be offset against future taxable income from the year 2025 to 2040. No tax benefit has been reported in the September 2025 and 2024 unaudited consolidated financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal Income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years.

NOTE 14 – SUBSEQUENT EVENTS

Management has evaluated events and transactions for potential recognition or disclosure through the date the unaudited consolidated financial statements were issued. The following are subsequent events that the Company considers may be material:

•	New money raised from investors since September 30, 2025 totaled $210,000 in the form of convertible debentures.

•	The Company is in the process of filing an S-1 Registration statement which, among other things, will give it the ability to raise money through the sale of common stock.

•

Effective October 14, 2025 the Company completed its spinoff of the Alvey Oil Field operation to Texas Coastal Energy, Corp. (“TCE”).

While this transaction was being negotiated, TCE completed a reverse merger through which it assumed control and operational stewardship of West Texas Resources, Inc. (OTCID: WTXR). Operating under the WTXR banner, the company has expanded its portfolio of producing oil and gas wells and reinforced its strategy to revitalize legacy oil fields across Texas. The acquisition of the Alvey Oil Field further accelerates WTXR’s growth trajectory.

The Alvey Oil Field was originally acquired by CETI as a pilot site to test and refine its proprietary oil production enhancement technologies. Those efforts proved instrumental in demonstrating broader applications—extending beyond oil field optimization into large-scale remediation of contaminated oil, sludge, soil, and wastewater. As CETI’s technology and strategy have evolved, the Alvey asset no longer aligned with the company’s core focus. By spinning off the Alvey asset, CETI can fully dedicate its resources to advancing a growing portfolio of domestic and international remediation projects. At the same time, CETI and its shareholders retain the opportunity to participate in the future value of the Alvey Oil Field through its continued development by a company with deep expertise in oil and gas production—ensuring the asset has the best chance to realize its full potential while CETI concentrates on its primary growth markets.

The assets, liabilities and results of operation related to Alvey, continue to be shown in discontinued operations as of September 30, 2025.

F-21

ITEM 8. CONSOLIDATED FINANCIAL CONSOLIDATED STATEMENTS AND SUPPLEMENTARY DATA.

Our consolidated financial statements for the fiscal years ended December 31, 2024 and 2023 are attached hereto.

F-22

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Cyber Enviro-Tech, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cyber Enviro-Tech, Inc. (the Company) as of December 31, 2024 and 2023, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes and schedules (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3, the Company has not begun to generate sufficient revenues to fund operations and will need additional financing in order to execute its business plan. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Astra Audit & Advisory

We have served as the Company’s auditor since 2024.

Tampa, Florida 33609

 April 14, 2025

F-23

CYBER ENVIRO-TECH, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND 2023

	2024	2023
ASSETS
Current Assets:
Cash and cash equivalents	$59,411	$239,417
Notes receivable	190,000	100,000
Prepaid expenses and other current assets	457,768	691,536
Total current assets	707,179	1,030,953

Property and equipment, net	776,560	438,558
Acquired intangible assets, net	—	1,070,226
Assets of discontinued operations, non-current	2,081,952	3,330,985

Total Assets	$3,565,691	$5,870,722
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$105,042	$20,144
Accounts payable – related parties	137,690	—
Accrued interest	204,760	96,623
Notes payable, current maturities	188,061	100,000
Note payable, related party, net of discount of $8,277 and $23,915 at December 31, 2024 and 2023, respectively	145,712	130,074
Convertible notes payable, net of discount of $24,400 and $137,096 at December 31, 2024 and 2023, respectively	815,863	32,154
Convertible notes payable – related parties	22,000	22,000
Contingent liabilities	437,500	—
Liabilities of discontinued operations, current	369,000	462,578
Liabilities of discontinued operations, current – related parties	30,000	80,991
Total current liabilities	2,455,628	944,564

Convertible notes payable, net of discount of $318,779 and $0 at December 31, 2024 and 2023, respectively	1,127,621	2,641,000
Derivative liability	387,238	217,177
Liabilities of discontinued operations, non-current	97,463	97,463
Total Liabilities	4,067,950	3,900,204

Commitments and contingencies (Note 4)

Stockholders’ Equity (Deficit):
Series A Convertible Preferred Stock, par value $0.001, 200,000 shares authorized; 16,671 shares issued and outstanding	17	17
Series B Convertible Preferred Stock, par value $0.001, 85,000 shares authorized; 1 share issued and outstanding	—	—
Series C Non-convertible, Preferred Stock, par value $0.001, 50,000 shares authorized; 0.5 shares issued and outstanding	—	—
Special 2020 Series A Preferred Stock, par value $0.0001, 1 share authorized; 1 share issued and 0 outstanding	—	—
Common Stock, par value $0.001, 350,000,000 shares authorized; 108,159,556 and 77,467,573 shares issued and outstanding, respectively	108,120	77,468
Additional paid-in capital	12,165,669	7,801,868
Common stock to be issued	373,443	933,489
Treasury stock, at cost	(66,400)	(66,400)
Accumulated deficit	(13,129,093)	(6,775,924)
Controlling interest	(548,244)	1,970,518
Non-controlling interest	45,985	—
Total Stockholders’ Equity (Deficit)	(502,259)	1,970,518
Total Liabilities and Stockholders’ Equity (Deficit)	$3,565,691	$5,870,722

The accompanying notes are an integral part of these audited consolidated financial statements

F-24

CYBER ENVIRO-TECH, INC.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDING DECEMBER 31, 2024 AND 2023

	2024	2023

Operating Expenses:
Professional fees	$131,054	$119,146
General and administrative	1,051,798	517,380
Consulting	1,666,553	3,265,062
Total operating expenses	2,849,405	3,901,588

Operating loss from continuing operations	(2,849,405)	(3,901,588)

Other Income (Expense):
Change in fair value of derivatives	161,122	88,880
Loss on issuance of derivatives	(191,162)	(130,305)
Loss on impairment of assets	(957,377)	—
Gain on extinguishment of derivative liability	264,539	49,248
Amortization of intangible assets	(112,850)	(58,275)
Change in fair value of contingent liabilities	(437,500)	450
Interest income	10,768	906
Interest expense	(759,013)	(331,606)
Total other income (expense)	(2,021,473)	(380,702)

Loss from continuing operations	$(4,870,878)	$(4,282,290)

Discontinued Operations:
Loss from operations of discontinued operations	(1,495,106)	(60,814)
Total Discontinued Operations	(1,495,106)	(60,814)

Net Loss	$(6,365,984)	$(4,343,104)

Net loss attributable:
Non-controlling interest	$(12,815)	$—
Common stockholders	(6,353,169)	(4,343,104)
Net loss	$(6,365,984)	$(4,343,104)

Loss per share, basic	(0.07)	(0.04)
Weighted average shares outstanding, basic and diluted	$92,515,600	$109,190,942

The accompanying notes are an integral part of these audited consolidated financial statements

F-25

CYBER ENVIRO-TECH, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDING DECEMBER 31, 2024 AND 2023

	Preferred Stock		Common Stock			Treasury	CS to be Issued		Accum	Non-Controlling
Description	Shares	Amt	Shares	Amt	APIC	Stock	Shares	Amt	Deficit	Interest	Total
Balance, December 31, 2022	4	$—	115,914,283	$115,915	$4,368,442	$(66,400)	154,400	$52,496	(2,432,820)	—	2,037,633
Options granted for services	—	—	—	—	96,742	—	—	—	—	—	96,742
Warrants granted in settlement of CS to be issued	—	—	—	—	1,050,374	—	(1,333,333)	(560,000)	—	—	490,374
Warrants granted for services	—	—	—	—	111,805	—	—	—	—	—	111,805
Conversion of contingent liability	—	—	15,000	15	5,235	—	—	—	—	—	5,250
Shares issued for services	—	—	4,185,000	4,185	1,418,315	—	1,241,262	530,724	—	—	1,953,224
Shares issued for interest	—	—	133,290	133	13,192	—	110,690	15,269	—	—	28,594
Shares issued for conversion of notes payable	—	—	500,000	500	49,500	—	—	—	—	—	50,000
Shares issued for conversion of convertible notes payable	—	—	2,720,000	2,720	269,280	—	8,000,000	895,000	—	—	1,167,000
Shares issued for conversion of notes payable - related party	—	—	3,000,000	3,000	—	—	—	—	—	—	3,000
Shares issued for purchase of intangible assets	—	—	1,000,000	1,000	369,000	—	—	—	—	—	370,000
Retired common shares	16,667	17	(50,000,000)	(50,000)	49,983	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	(4,343,104)	—	(4,343,104)
Balance, December 31, 2023	16,671	$17	$77,467,573	$77,468	$7,801,868	$(66,400)	8,173,019	$933,489	$(6,775,924)	—	$1,970,518

Shares issued for cash	—	—	834,000	834	149,166	—	—	—	—	—	150,000
Shares issued for services	—	—	250,000	250	77,250	—	990,668	261,400	—	—	338,900

Warrants issued for services	—	—	—	—	215,962	—	—	—	—	—	215,962
Warrants issued for convertible notes payable	—	—	—	—	33,056	—	—	—	—	—	33,056
Shares issued for interest	—	—	1,437,918	1,396	182,302	—	(9,730)	(1,409)	—	—	182,289
Shares issued for conversion of convertible notes payable	—	—	28,170,065	28,172	3,644,865	—	(7,199,707)	(820,037)	—	—	2,853,000
Noncontrolling interest contributions	—	—	—	—	61,200	—	—	—	—	58,800	120,000
Net loss	—	—	—	—	—	—	—	—	(6,353,169)	(12,815)	(6,365,984)
Balance, December 31, 2024	16,671	17	108,159,556	$108,120	$12,165,669	(66,400)	1,954,250	$373,443	$(13,129,093)	$45,985	$(502,259)

The accompanying notes are an integral part of these audited consolidated financial statements

F-26

CYBER ENVIRO-TECH, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023
Cash flows from operating activities:
Net Loss	$(6,365,984)	$(4,343,104)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Change in fair value of derivatives	(161,122)	(88,880)
Loss on issuance of derivatives	191,162	130,305
Loss on impairment of assets	957,377	—
Gain on extinguishment of debt	(264,539)	(49,248)
Change in fair value of contingent liability	—	(450)
Shares issued for services	267,500	1,951,346
Warrants issued for services	53,991	301,090
Options issued for services	—	27,962
Amortization of debt discount	294,222	161,932
Depreciation expense and amortization	112,850	67,950
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	395,737	(100,045)
Contingent liabilities	437,500	—
Accounts payable	222,587	6,942
Accrued interest	361,979	117,727
Net cash from operating activities	(3,496,740)	(1,816,473)

Cash flows from investing activities:
Purchase of property and equipment	(338,001)	(387,682)
Issuance of loan receivable	(90,000)	(100,000)
Noncontrolling interest contribution	120,000	—
Net cash from investing activities	(308,001)	(487,682)

Cash flows from financing activities:
Repayment of notes payable - related parties	—	(25,000)
Repayment of notes payable	(95,000)	(908,501)
Repayment of convertible notes payable	(277,638)	(380,250)
Proceeds from convertible notes payable	2,582,650	3,971,500
Proceeds from notes payable	183,061	340,074
Proceeds from the sale of common stock	150,000	—
Net cash from financing activities	2,543,073	2,997,823

Net change in cash and cash equivalents from continuing operations	(1,261,668)	693,668

Net change in operating activities from discontinued operations	1,301,882	216,993
Net change in investing activities from discontinued operations	(220,220)	(968,593)
Net change in financing activities from discontinued operations	—	—
Net change in cash and cash equivalents from discontinued operations	$1,081,662	$(751,600)

Net change in cash and cash equivalents	(180,006)	(57,932)
Cash and cash equivalents at beginning of year	239,417	297,349
Cash and cash equivalents at end of period	$59,411	$239,417

Cash and cash equivalents paid during the period for:
Interest	$—	$—
Income taxes	$—	$—

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Shares issued for conversion of convertible notes payable and accrued interest	$1,695,000	$1,167,000
Shares issued for notes payable	$—	$50,000
Shares issued for contingent liability	$—	$5,250
Purchase of intangible assets with debt	$—	$758,501
Purchase of intangible assets with stock	$—	$370,000
Conversion of common stock to preferred stock	$—	$50,000
Debt discount on convertible notes payable	$337,889	$225,000
Conversion of related party notes payable to common stock	$—	$3,000
Shares issued for accrued interest	$253,842	$28,593

The accompanying notes are an integral part of these audited consolidated financial statements.

F-27

CYBER ENVIRO-TECH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Cyber Enviro-Tech, Inc. (the “Company”) is a publicly held water science technology company that designs water purification solutions for commercial applications and industries. Its pilot project was on a 479-acre oil field in West Texas called the Alvey Oil Field. The corporate headquarters are located in Scottsdale, Arizona.

On September 3, 2020, Synergy Management Group, LLC (“Synergy”) and Global Environmental Technologies, Inc (“Global”), which was formed on April 20, 2020, entered into a securities purchase agreement, whereby Synergy sold its share of Special 2020 Series A preferred stock and its one-half share of Series C preferred stock to Global for $66,400 ($40,000 in cash and 15,000 shares of stock, post reverse split of one share for every 20 shares on April 30, 2021). The shares of stock were to be awarded contingent upon the effectiveness of a S-1 Registration which occurred in January 2023. These shares are recorded as a contingent liability on the Balance Sheet in the amount to $5,700 at December 31, 2022. These shares were issued in 2023 so there is no contingent liability at December 31, 2023 as well as for December 31, 2024.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation

The consolidated financial statements include the accounts of CETI and CETI Axenic, Inc (“Axenic”). Axenic is a majority owned subsidiary of CETI. All significant intercompany balances and transactions have been eliminated.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification of Presentation

Certain prior year amounts have been reclassified to conform with current year presentation. These reclassifications related to reclassifications from unearned compensation in the statement of stockholders’ deficit section to prepaid expense in the current asset section of the balance sheet.

Revenue recognition

The Company recognizes revenue in accordance with Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers,” (“Topic 606”). Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five-step model in order to determine this amount: (i) identification of the promised goods in the contract; (ii) determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of Topic 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company expects to recognize revenues as the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied.

The Company recognizes sales when oil is picked up by the delivery company and control passes to the customer.

Cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2024 and 2023.

F-28

Property and Equipment

Property and equipment is recorded at cost. Cost of improvements that substantially extend the useful lives of the assets are capitalized. Maintenance and repair costs are expensed when incurred. When other property and equipment is sold or retired, the capitalized costs and related accumulated depreciation are removed from their respective accounts.

Discontinued Operations

A component of an entity that is disposed of by sale or abandonment is reported as discontinued operations if the transaction represents a strategic shift that will have a major effect on an entity's operations and financial results. The results of discontinued operations are aggregated and presented separately in the Statement of Operations. Assets and liabilities of the discontinued operations are aggregated and reported separately as assets and liabilities of discontinued operations in the Balance Sheet, including the comparative prior year period. The Company is in the process of spinning off its oil field operations known as the Alvey oil field (Alvey). Alvey’s cash flows are reflected as cash flows from discontinued operations within the Company’s Statements of Cash Flows for each period presented.

Amounts presented in discontinued operations have been derived from our consolidated financial statements and accounting records using the historical basis of assets, liabilities, and historical results of Alvey. The discontinued operations exclude general corporate allocations.

Note receivable

CETI provided two Short-Term Capital Bridge Loan totaling $190,000 to Sedar Gurel, Founder and CEO of DELTA Cervresel Solusyonlari ve Makinalar A.S. a Turkish Corporation ("DELTA"). The notes are currently due and had been accruing simple interest at 6% per annum. DETLA is a significant partner in CETI’s overseas operations and the Company does not have any concern about the collectability of this note.

Impairment of Long-Lived Assets

In accordance with authoritative guidance on accounting for the impairment or disposal of long-lived assets, as set forth in Topic 360 of the ASC, the Company assesses the recoverability of the carrying value of its non-oil and gas long-lived assets when events occur that indicate an impairment in value may exist. An impairment loss is indicated if the sum of the expected undiscounted future net cash flows is less than the carrying amount of the assets. If this occurs, an impairment loss is recognized for the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets.

Intangible Assets

The Company recognizes intangible assets in accordance with ASC 350. Intangible assets are defined as identifiable non-monetary assets without physical substance, acquired through purchase, internally generated, or acquired as part of a business combination, which provide future economic benefits and are under the control of the Company.

Intangible assets with finite useful lives are amortized over their estimated useful lives on a straight-line basis, unless another systematic and rational method better represents the consumption of the economic benefits. Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually or more frequently if there are indications of impairment.

The Company reviews intangible assets for indicators of impairment  whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized if the carrying amount of the asset exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and its value in use. Any impairment loss is recognized in the income statement. Upon impairment, the carrying amount of the intangible asset is reduced to its recoverable amount.

Accounting for Majority-Owned Subsidiary

The Company consolidates the consolidated financial statements of majority-owned subsidiaries in accordance with U.S. GAAP. A subsidiary is classified as majority-owned when the Company owns more than 50% of its voting shares, giving it control over the subsidiary's operations and financial policies.

In the consolidated financial statements, all intercompany transactions, balances, and unrealized gains and losses on transactions between the Company and its subsidiaries have been eliminated. The financial position, results of operations, and cash flows of each majority-owned subsidiary are fully consolidated with the portion attributable to non-controlling interests presented as a separate line item in the equity section of the consolidated balance sheets and as a separate component of net income in the consolidated statements of income. However, for the year ended December 31, 2024, due to the immaterial amount, no non-controlling interest are presented in the consolidated financial statements but are noted in the footnotes to the consolidated financial statements.

Non-controlling interests represent the portion of equity in subsidiaries that is not attributable, directly or indirectly, to the Company.

F-29

Stock-based Compensation

The Company applies the fair value method of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 718, “Share Based Payment”, in accounting for its stock-based compensation. This standard states that compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. The Company values stock-based compensation at the market price for the Company’s common stock and other pertinent factors at the grant date. During the years ended December 31, 2024 and 2023, the Company recorded $694,328 and $2,280,398 in stock-based compensation expense, respectively.

Fair Value of Financial Instruments

The Company adopted ASC 820, “Fair Value Measurements.” ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1:	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2:	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3:	Pricing inputs that are generally unobservable inputs and not corroborated by market data.

The carrying amount of the Company’s financial assets and liabilities, such as cash, prepaid expenses and accrued expenses approximate their fair value because of the short maturity of those instruments. The Company’s notes payable approximates the fair value of such instruments as the notes bear interest rates that are consistent with current market rates.

The Company evaluates convertible instruments, options, warrants or other contracts to determine if those contracts or embedded components of those contracts qualify as derivatives to be separately accounted for under ASC 815, “Derivatives and Hedging”. The result of this accounting treatment is that the fair value of the derivative is marked to market each balance sheet date and recorded as a liability. In the event that the fair value is recorded as a liability, the change in fair value is recorded in the statement of operations as other income (expense). Upon conversion or exercise of a derivative instrument, the instrument is marked to fair value at the conversion date and then that fair value is reclassified to equity. Equity instruments that are initially classified as equity that become subject to reclassification under ASC 815 are reclassified to liabilities at the fair value of the instrument on the reclassification date.

The following table classifies the Company’s liability measured at fair value on a recurring basis into the fair value hierarchy as of December 31, 2024:

Description	Level 1	Level 2	Level 3	Total
Derivative	$—	$—	$387,238	$387,238
Total	$—	$—	$387,238	$387,238

The following table classifies the Company’s liability measured at fair value on a recurring basis into the fair value hierarchy as of December 31, 2023:

Description	Level 1	Level 2	Level 3	Total
Derivative	$—	$—	$217,177	$217,177
Total	$—	$—	$217,177	$217,177

Income taxes

Income states are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are measures using enacted tax rates expected to apply to the taxable income in the years in which those temporary differences are expect to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

F-30

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as a component of general and administrative expenses. The Company’s federal tax return and any state tax returns are not currently under examination.

The Company has adopted ASC 740, “Accounting for Income Taxes,” which requires an asset and lability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually from differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Net income (loss) per common share

Under the provisions of ASC 260, “Earnings per Share”, basic loss per common share is computed by dividing net loss available to common shareholders by the weighted average number of shares of common stock outstanding for the periods presented. Diluted net loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that would then share in the income of the Company, subject to anti-dilution limitations. The following potential common shares were excluded from the calculation of diluted net income (loss) per share available to common stockholders because their effect would have been antidilutive:

	Year ended December 31,
	2024	2023
Warrants	4,950,000	3,750,000
Stock options	1,000,000	1,000,000
Convertible notes payable	12,842,243	19,687,988
Common stock to be issued	2,973,132	8,173,019
Preferred stock	50,012,000	3
Total	71,777,375	32,611,010

Concentration of credit risks

The Company maintains accounts with financial institutions. All cash in checking accounts is non-interest bearing and is fully secured by the Federal Deposit Insurance Corporation (FDIC). At times, cash balances may exceed the maximum coverage provided by the FDIC on insured depositor accounts. The Company believes it mitigates its risk by depositing its cash and cash equivalents with major financial institutions.

Segment Reporting

The Company has determined that it has one reportable segment, which includes industrial water remediation. The single segment was identified based on how the Chief Operating Decision Maker, who was determined to be the Chief Executive Officer, manages and evaluates performance and allocates resources.

Recently issued accounting pronouncements

The Company has implemented all new accounting pronouncements that are in effect. These pronouncements did not have any material impact on the consolidated financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, enhancing segment expense transparency. The update requires public entities to disclose significant segment expenses regularly provided to the chief operating decision maker and extends certain annual segment disclosures to interim periods. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, with interim period application required starting after December 15, 2024, and early adoption permitted.

NOTE 3 – GOING CONCERN

The Company’s consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities and commitments in the normal course of business for the foreseeable future. The Company does not yet have sufficient revenue to cover its operating expenses. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The ability to continue as a going concern is dependent upon generating profitable operations in the future and/or to obtain the necessary financing to meet the Company’s obligations and repay its liabilities arising from normal business operations when they come due. Management intends to finance operating costs over the next twelve months with increased revenue and private placement loans or institutional investors. While the Company believes that it will be successful in obtaining the necessary financing and generating revenue to fund the Company’s operations, meet regulatory requirements and achieve commercial goals, there are no assurances that such additional funding will be achieved and that the Company will succeed in its future operations.

The consolidated financial statements of the Company do not include any adjustments that may result from the outcome of these uncertainties.

F-31

NOTE 4 – COMMITMENTS AND CONTINGENCIES

During the normal course of business, the Company may be exposed to litigation. When the Company becomes aware of potential litigation, it evaluates the merits of the case in accordance with ASC 450, Contingencies. The Company evaluates its exposure to the matter, possible legal or settlement strategies and the likelihood of an unfavorable outcome. If the Company determines that an unfavorable outcome is probable and can be reasonably estimated, it establishes the necessary accruals. As of December 31, 2024 and December 31, 2023, the Company is not aware of any contingent liabilities related to potential litigation that should be reflected in the consolidated financial statements.

In December 2021, the Company entered into an agreement to operate the wells on the Alvey Oil Field. Under this agreement, the Company owes a contingent amount based upon a 18.75% of the Working Interest less any rework and production costs to the Estate of Danny Hyde (“EDH) the former owner of the operator of record for the Alvey Oil Field. The rework costs incurred by the Company to date have been over $1 million so it is not anticipated any contingent payments will be made to EDH in 2025. In addition, the Company owes 20% of gross sales less severance tax to the landowners. At the same time of this agreement, the Company purchased $450,000 of equipment from the entity formerly owned by Danny Hyde. The Company is still evaluating the allocation of that purchase price to various assets acquired and potential liabilities assumed.  The final allocation may be different than the current presentation.

In February 2022 and February 2023, CETI into agreements with two different investors offering them a stock guarantee on share price within three-year period of time. The first investor’s shares in February 2022, came due in February 2025 and CETI entered into agreement to pay cash and shares to satisfy that guarantee. For the second investor, the Company accrued a liability as of December 31, 2024 for the difference between share price on that date and the guaranteed share price. The two guarantees show up in Contingent liabilities of $437,500 at December 31, 2024. No provision was made in prior years.

On December 9, 2024, CETI entered into an agreement with a company to provide consulting services to obtain funding of at least $25 million or more to fund CETI’s projects in the Middle East. The compensation under this agreement was $65,000 plus 0.5% of any monies raised. As of March 18, 2025, no money has been raised but it is anticipated these monies will be raised during the first Quarter of 2025.

On December 21, 2024, CETI entered into a Financial Consulting Engagement Agreement (FCEA) to provide consulting services and identify potential sources of private and/or public financing of up to 50 million in British pound sterling The retainer fee was $35,000 and the success fee is 5% of the total money raised payable at 1% a year for five years. As of March 28, 2025, no money has been raised but it is anticipated these monies will be raised during the second Quarter of 2025.

NOTE 5 – PROPERTY AND EQUIPMENT

As of December 31, 2024 and December 31, 2023, property and equipment consisted of the following:

	December 31, 2024	December 31, 2023	Useful Lives
Equipment	$770,560	$432,558	5 to 20 years
Vehicles	6,000	6,000	5 to 15 years
Property and equipment, net	$776,560	$438,558

No assets were placed in service for continuing operations under either period so there is no depreciation expense.

NOTE 6 – INTANGIBLE ASSETS

The intangible assets consist of exclusive licenses for United States distribution obtained by the Company from KAM Biotechnology Ltd (“KAM”) in May 2023 and the agreement has a term of ten years. The asset is stated at the fair value of $758,501, less amortization from May to December of $50,567, for a net of $707,934. In October 2023, CETI signed an additional agreement with KAM for secured worldwide rights to most the licenses over a ten-year period of time and outright purchase of one license. CETI gave KAM 1,000,000 share of common stock which were valued at $0.37/share at the date of the transaction for a total of $370,000, less amortization from October to December of $7,708, for a net of $362,292. This, combined with the initial license acquisition, resulted in a total Intangible assets net balance of $1,070,226 as of December 31, 2023. For the year ending December 31, 2024, there was a total amortization of intangible assets of $112,850 resulting in net tangible asset balance of $957,377 at December 31, 2024.  However, during 2024, KAM was declared insolvent. While intellectual property acquired by the Company still has value to CETI, it was decided to take the conservative approach and write off the rest of the value of $957,377 as of December 31, 2024.

F-32

NOTE 7 – DEBT

	December 31, 2024	December 31, 2023

Note payable	$188,061	$100,000
Note payable – related party	153,989	153,989
Convertible notes payable	2,262,263	2,810,250
Convertible notes payable – related party	22,000	22,000
	2,626,313	3,086,239
Debt discount	(327,056)	(161,011)
	2,299,257	2,925,228
Less current portion	1,171,636	154,154
Long term portion	$1,127,621	$2,771,074

The following is a schedule of long-term debt and the years in which it is scheduled to mature:

Year	Amount
2025	$1,204,313
2026	1,422,000
$2,626,313

F-33

 Notes payable

In February 2021, the Company purchased certain oil and gas production equipment in the Alvey Oil Field. The total purchase price was $450,000 ($389,046 after discount). As of December 31, 2024 and 2023, the Company had repaid $106,500 leaving a balance of $343,500. The remaining amount due was to be paid in installments. However, no further payments have been made as the parties are discussing the amount due the Company for operational expenses which exceed the amount the Company owes to the Estate of Danny Hyde, the creditor. No resolution has been determined as of the end of 2024.

At December 31, 2022, the Company had a note payable to a shareholder for $100,000 along with interest of $10,000. Repayment was due in January 2023. The shareholder decided to take $50,000 in cash and converted the remaining $60,000 to common stock.

At December 31, 2022, the Company had a note payable to a related party for $15,000 with an interest rate of 7%. This loan was paid off in January 2023.

In May 2023, the Company acquired certain intellectual property rights from KAM Biotechnology. The total acquisition price was $800,000 ($758,501 after discount). As of December 31, 2023, the Company has repaid the full balance.

In June 2023, the Company had a loan payable to an individual for $100,000 which was repaid in full with interest of $22,718 in September 2023. In December 2023, the Company borrowed $100,000 from the same individual and it was outstanding as of December 31, 2024. This loan does not have an expiration date and accrues interest at $250 day, of which $50 will be paid in cash and $200 in stock at $0.20 a share, when paid plus an additional $7,500 in cash.

In September 2023, a related party issued a loan  to the Company for a total amount of $153,989. The net after discount was $145,712 and $130,074 for December 31, 2024 and 2023 respectively with a discount of $8,277 and $23,915 at December 31, 2024 and 2023 respectively. The loan is at 12.5% and is due in September of 2025.

In March 2024, the Company had two loans payable to an individual. One loan was paid off in December and the other of $40,000 is still due at December 31, 2024. Each loan accrued interest at $125 a day and $6,500 of interest was paid in 2024.

At December 31, 2024, the Company had drawn down $48,061 against a line of credit. The Company did not have a line of credit in 2023.

Convertible notes payable

In 2020, the Company executed a convertible note payable with a related party for $25,000 that is unsecured, non-interest bearing and convertible into shares of common stock at $0.001. In 2023, $3,000 of this note was converted into 3,000,000 shares of common stock. The note matured on September 23, 2020 and is in default.

During the year ended December 31, 2022, the Company received $1,461,000 from the issuance of thirty-two separate convertible notes payable. $1,075,000 worth of notes payable were converted into common stock in 2023. The remaining $386,000 worth of notes payable bear interest at 8% and are convertible into common stock at a range of $0.10 to $0.25 a share. These notes had a two-year maturity date when issued. As of December 31, 2023, the balance remaining on these notes issued in December 2022 was $75,000. As of December 31, 2024, they were converted into shares of common stock.

During the year ended December 31, 2023, the Company raised a net of $3,971,500 in convertible notes payable. The terms were the same as the convertible notes payable issued in December 2022, with the exception of three notes, one for $69,250 incurred in January 2023 and paid off in July 2023, the second for $90,000 incurred in September 2023 and the third for $79,250 incurred in December 2023. Each of these three notes bears interest at 8% and the second and third note were payable at maturity of September 25, 2024 and December 29, 2024, respectively. The second note was convertible into common stock at issuer’s option beginning March 20, 2024 at a 35% discount off of the lowest price for the ten preceding trading days. On March 21, 2024, CETI paid $60,000 towards this loan and the remainder in April 2024. The third note had the same terms with the issuer’s option starting June 25, 2024 and was paid off in June 2024.

F-34

During the year ended December 31, 2023, the Company converted $1,178,787 of convertible notes payable, plus accrued interest,  into 10,830,890 shares of common stock. As of December 31, 2023, 8,110,690 common shares remain unissued. Also, as of December 31, 2023, $2,810,250 worth of convertible notes payable remain outstanding.

During 2024, the Company raised a net of $2,582,650 in convertible notes payable. The terms were the same as the convertible notes payable issued in during 2023 with the exception of eight notes – six for a total of $750,000 and two for a total of $173,650. For the notes totaling $750,000, $150,000 of these notes bear interest at 10% and were payable at maturity of September 2024. The notes are convertible into common stock at issuer’s option beginning thirty days after issuance at $0.35 share. In addition, a total of 150,000 common shares were issued in April 2024 as additional loan incentive. For $300,000 of these notes, the interest rate was 9% with varying maturities in 2026 plus a total of 300,000 warrants priced at $0.80/share. The remaining $300,000 of these notes were at 10% interest with varying maturities in 2025 and 2026. For the notes totaling $173,650, these notes bear interest at 8% and are paid back in installments which began on October 30, 2024 and December 30, 2024, respectively. Both notes have an option beginning six months after issuance to be converted into common stock at a 35% discount off of the lowest price for the ten preceding trading days.

During 2024, the Company converted $3,673,037 of convertible notes payable, and accrued interest, into 28,170,065 shares of common stock. As of December 31, 2024, 1,954,250 common shares remain unissued. Also, as of December 31, 2024, $2,262,263 worth of convertible notes payable remain outstanding consisting of short-term convertible notes payable of $815,863 (net of discount of $24,400) and long-term convertible notes payable of  $1,127,621 (net of discount of $318,779).

NOTE 8 – DERIVATIVE FINANCIAL INSTRUMENTS

Embedded derivatives

The Company’s convertible promissory notes gave rise to derivative financial instruments. The notes embodied certain terms and conditions that were not clearly and closely related to the host debt agreement in terms of economic risks and characteristics. These terms and features consist of the embedded conversion option.

The following tables summarize the components of the Company’s derivative liabilities and linked common shares as of December 31, 2024 and 2023 and the amounts that were reflected in income related to derivatives for the year ended:

	December 31, 2024
The financings giving rise to derivative financial instruments	Indexed Shares	Fair Values
Embedded derivatives	2,791,924	$387,238
Total	2,791,924	$387,238

	December 31, 2023
The financings giving rise to derivative financial instruments	Indexed Shares	Fair Values
Embedded derivatives	878,836	$217,177
Total	878,836	$217,177

The following table summarizes the effects on the Company’s gain (loss) associated with changes in the fair values of the derivative financial instruments by type of financing for the years ended December 31, 2024 and 2023:

	For the Years Ended
	December 31, 2024	December 31, 2023
Embedded derivatives	$161,122	$88,880
Loss on issuance of derivative	(191,162)	(130,305)
Total gain (loss)	$(30,040)	$(41,425)

F-35

Current accounting principles that are provided in ASC 815 - Derivatives and Hedging require derivative financial instruments to be classified in liabilities and carried at fair value with changes recorded in income. The Company has selected the Monte Carlo Simulation Model, valuation technique to fair value the embedded derivative because it believes that this technique is reflective of all significant assumption types, and ranges of assumption inputs, that market participants would likely consider in transactions involving embedded derivatives. Such assumptions include, among other inputs, interest risk assumptions, credit risk assumptions and redemption behaviors in addition to traditional inputs for option models such as market trading volatility and risk-free rates. The Monte Carlo Simulation Model technique is a level three valuation technique because it requires the development of significant internal assumptions in addition to observable market indicators. For instruments in which the time to expiration has expired, the Company has utilized the intrinsic value as the fair value. The intrinsic value is the difference between the quoted market price on the valuation date and the applicable conversion price.

Significant inputs and results arising from the Monte Carlo Simulation process are as follows for the embedded derivatives that have been bifurcated from the convertible notes and classified in liabilities:

	Inception Date April 26, 2024 Note	Inception Date June 21, 2024 Note

Quoted market price on valuation date	$0.193	$0.30
Effective contractual conversion rates	$0.104	$0.176
Contractual term to maturity	1 year	1 year
Market volatility:
Volatility	213.68%-298.84%	239.77%-465.49%
Risk-adjusted interest rate	5.31%	5.20%

	Inception Date October 10, 2024 Note	Inception Date November 7, 2024 Note	Inception Date December 31, 2024 Note

Quoted market price on valuation date	$0.231	$0.253	$0.23
Effective contractual conversion rates	$0.200	$0.200	$0.1495-0.20
Contractual term to maturity	2 years	3 years	0.16 - 2.85 years
Market volatility:
Volatility	177.44%-452.93%	179.09%-453.59%	117.27%-433.33%
Risk-adjusted interest rate	9%	9%	9-12%

The following table reflects the issuances of embedded derivatives and changes in fair value inputs and assumptions related to the embedded derivatives as of December 31, 2024 and 2023.

	Year Ended December 31, 2024	Year Ended December 31, 2023
Balances at beginning of year	$217,177	$—
Issuances:
Embedded derivatives	595,722	355,305
Gain on extinguishment	(264,539)	(49,248)
Changes in fair value inputs and assumptions reflected in income	(161,122)	(88,880)
Balances at end of year	$387,238	$217,177

F-36

NOTE 9 – RELATED PARTY TRANSACTIONS

At December 31, 2024 and 2023, the Company had a convertible note payable for $22,000 with a related party. The note is unsecured, non-interest bearing and is convertible into shares of common stock at $0.001.

At December 31, 2023, the Company had accounts payable to various related parties for a total of $80,991.

At December 31, 2022, the Company had a note payable of $15,000 to a related party. The note was secured by the F-150 truck and bore interest of 7%. This was paid back in February 2023.

In September 2023, a related party loaned $153,989 to CETI. The loan is due in two years and has interest only payments at 12.5%. The first six months interest plus closing costs were paid at time of closing. The closing costs and interest are being amortized over a six month and twenty-four month period of time, respectively. This resulted in expenses of $15,638 and $10,074 as of December 31, 2024 and 2023, respectively and a net balance of $145,712 (discount $8,277) and $130,074 (discount $23,915) at December 31, 2024 and 2023, respectively.

During years ended December 31, 2024 and 2023, the Company paid various related parties for consulting services in the amounts of $409,850 and $588,308, respectively. For the years ended December 31, 2024 and December 31, 2023, $30,000 and $120,836, respectively, of the consulting fees were capitalized in property and equipment under well development costs. Well Development costs are part of the discontinued operations in the balance sheet.

At December 31, 2024, the Company had accounts payable to various related parties for a total of $137,690.

The above transactions and amounts are not necessarily what third parties would have agreed to.

NOTE 10 – PREFERRED STOCK

Series A Convertible Preferred Stock

The Company previously designated 200,000 shares of Preferred Stock as Series A Convertible Preferred Stock and had issued 200,000 shares. Voting Rights had been established whereby one (1) share of Series A Convertible Preferred Stock has ten (10) equivalent votes of stockholders of the Company's common stock for an aggregate of 10 votes. Each share of Series A Convertible Preferred Stock previously was convertible into ten (10) shares of the Company's common stock. In event of the liquidation of the Company, the shareholders of Series A Convertible Preferred Stock would have preference over the shareholders of the Company's common stock and all other series of Preferred Stock.

During 2023, the Company changed the terms of this series of stock whereby one (1) share of Series A Convertible Preferred, after a minimum two-year holding period, can be converted into three thousand (3,000) shares of the Company’s common stock and has the same equivalent voting rights. In October 2023, the three top shareholders cancelled 50,000,000 common shares of stock and were issued 16,667 shares of Series A Convertible Preferred Stock. As of December 31, 2024 and  2023, there are 16,671 shares of Series A Convertible Stock issued and outstanding.

Series B Convertible Preferred Stock

The Company previously designated 85,000 shares of Preferred Stock as Series B Convertible Preferred Stock and had issued 67,448 shares. Holders of Series B Convertible Preferred Stock had no voting Rights. Each share of Series B Preferred Stock previously was convertible into one (1) share of the Company's Common Stock. In event of the liquidation of the Company, the shareholders of Series B Convertible Preferred Stock would have preference over the shareholders of the Company's Common Stock and all other series of Preferred Stock except for the shareholders of Series A Convertible Preferred Stock. As of December 31, 2024 and 2023, there is one share of Series B Convertible Stock issued an outstanding.

Series C Non-Convertible Preferred Stock

The Company previously designated 50,000 shares of Preferred Stock as Series C Non-Convertible Preferred Stock and had issued all 50,000 shares. Holders of Series C Non-Convertible Preferred Stock have 1,600 shares of voting Rights per share. Series C Non-Convertible Preferred Stock is not convertible into any of the Company's Common Stock or other Series of Preferred Stock. In event of the liquidation of the Company, the shareholders of Series C Non-Convertible Preferred Stock would have preference over the shareholders of the Company's Common Stock and all other series of Preferred Stock except for the shareholders of Series A and Series B Convertible Preferred Stock. As of December 31, 2024 and 2023, there is one-half share of Series C Convertible Stock issued an outstanding.

Special 2020 Series A Preferred

The Company has one share of preferred stock designated as Special 2020 Series A Preferred, par value $0.0001. The holder for the Special 2020 Series A Preferred shall vote with the holders of both preferred and common stockholders as a single class. The holder is entitled to 60% of all votes. The one share of Series A is convertible into 150,000,000 shares of common stock at any time and is not entitled to dividends. The Company purchased that one series A preferred share for $66,400. This share is now recorded as a Treasury stock. As of December 31, 2024 and 2023, there is 1 share of Special 2020 Series A Preferred issued and 0 outstanding.

F-37

NOTE 11 – STOCK OPTIONS AND WARRANTS

In connection with a consulting agreement dated March 7, 2022, the Company issued 200,000 options at an exercise price of $0.58 per share. These options vest one-fourth each six months over a period of two years and had a term of three years. The grant date fair value was $55,966. The Company recorded compensation expense in the amount of $18,318 for December 31, 2022 and, as of that date, there was $37,648 of total unrecognized compensation cost related to non-vested portion of options granted. In addition, there were 200,000 options outstanding, of which 100,000 and 50,000 were exercisable as December 31, 2022 with a weighted average remaining term of 1.31 years.

On June 3, 2023, the Company canceled the consultant’s 200,000 Options, of which 150,000 vested as of the cancellation date. On the same date, the Company agreed to issue 1,000,000 replacement options with a vesting date of June 3, 2023. The Company interprets this as concurrent replacement award and, as such, will account for it as a modification.

The following table summarizes the accounting effects of the modification:

June 3, 2023 Replacement Award
Fair value of new award	$60,472
Fair value of original award on modification date	$1,377
Incremental cost	$59,095
Unrecognized grant-date fair value of original award on modification date	$37,647
Cost to be recognized after modification	$96,742
Recognition Period	24 months

Significant inputs and results arising from the Black-Scholes process are as follows for the options:

Quoted market price on valuation date	$0.3480
Exercise price	$0.3600
Expected life (in years)	1.50 Years

Equivalent volatility	32.88%
Interest rates	4.50%

Stock option activity for the year ended December 31, 2024 and 2023 summarized as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Options outstanding December 31, 2022	—	—	—
Issued	1,000,000	0.36	3.00
Exercised	—	—	—
Cancelled	—	—	—
Options outstanding December 31, 2023	1,000,000	0.3600	2.42
Issued	—	—	—
Exercised	—	—	—
Cancelled	—	—	—
Options outstanding December 31, 2024	1,000,000	0.3600	1.42
Options exercisable December 31, 2024	1,000,000	$0.3600	1.42

In connection with a different consulting agreement dated March 1, 2023, the Company initially agreed to pay 2,000,000 shares of common stock, along with a monthly consulting fee. This common stock was valued at $0.42 on the date of the agreement and was amortized equally over the six-month agreement. On July 1, 2023, the Company and consultant decided to amend the agreement so that the consultant would receive 3,250,000 warrants valued at $0.001 in replacement for the stock and extend the agreement until June 30, 2024. The agreement was amended again on September 15, 2023 resulting in an additional 500,000 warrants being issued and the agreement extended until September 15, 2024. This resulted in an additional $602,179 in consulting expenses which will be equally amortized over the following twelve months. The agreement was extended again on November 1, 2024 with another 800,000 warrants being issued.

During the year ended December 31, 2024, the Company issued an aggregate 1,200,000 warrants in connection with convertible notes.

F-38

Significant range of inputs and results arising from the Black-Scholes process are as follows for the warrants:

Schedule of assumptions
Quoted market price on valuation date	$0.231 - 0.3100
Effective contractual strike price	$0.0013 – 0.80
Market volatility	373% - 401%
Contractual term to maturity	2 years
Risk-adjusted interest rate	3.98% - 4.87%

Stock warrant activity for the year ended December 31, 2024 is summarized as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Warrants exercisable December 31, 2023	3,750,000	$0.001	1.50
Issued	1,200,000	$0.267	2.00
Exercised	—	—	—
Expired	—	—	—
Warrants outstanding December 31, 2024	4,950,000	0.070	0.82
Warrants exercisable December 31, 2024	4,950,000	$0.070	0.82

NOTE 12 – DISCONTINUED OPERATIONS

CETI is planning to spin-off the Alvey oil field operations into a new entity. The shareholders of CETI will get a pro rata stock distribution of the new company’s common shares. A new investor group will run the operation.

Accordingly, the Company has categorized Alvey as discontinued operations in the consolidated financial statements for the years ended December 31, 2024 and December 31, 2023.

The operating results for discontinued operations have been presented in the accompanying Statement of Operations for the years ended December 31, 2024 and 2023 as discontinued operations and are summarized below:

	Year Ended December 31,
	2024	2023
Total revenue	$20,362	$23,649
Total cost of revenue	(5,707)	(6,159)
Gross profit	14,655	17,490
Operating expenses	(1,509,761)	(54,704)
Loss from operations	(1,495,106)	(37,214)
Other income (expenses)	—	(23,600)
Loss before tax expense	(1,495,106)	(60,814)
Tax expense	—	—
Loss from operations of discontinued operations	$(1,495,106)	$(60,814)

The assets and liabilities of the discontinued operations at December 31, 2024 and 2023 are summarized below:

	As of December 31,
	2024	2023
Property and equipment, net	$2,019,415	$3,268,448
Texas Railroad Commission bond	62,537	62,537
Assets of discontinued operations, non-current	2,081,952	3,330,985
Total assets	$2,081,952	$3,330,985

Accounts payable	$25,500	$119,078
Accounts payable - related party	30,000	80,991
Note payable, current maturities	343,500	343,500
Liabilities of discontinued operations, current	399,000	543,569
Estimated asset retirement obligation	97,463	97,463
Liabilities of discontinued operations, non-current	97,463	97,463
Total liabilities	$496,463	$641,032

F-39

Property and equipment, at cost, for the discontinued operations consisted of the following at December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023	Useful Lives
Equipment	$802,016	$739,481	5 to 20 years
Vehicles	61,000	61,000	5 to 15 years
Well development costs	1,395,461	2,571,221	*
Less accumulated depreciation	(176,525)	(103,254)	—
Property and equipment, net	$2,081,952	$3,268,448	—

*	Once full production begins, “Well development costs” will be depreciated using the units-of-production method based on barrels of oil produced. As of December 31, 2024, a minimal amount of oil has been produced and work is ongoing to determine how to get regular production from the field. In addition, as of December 31, 2024, it was determined the fair value of the Well Development cost exceeded their fair value and were written down by $1,395,980.

Depreciation expense for the discontinued operations for the years ended December 31, 2024 and 2023 was $73,272 and $54,705 respectively.

Oil and Gas Producing Activities

The Company uses the successful efforts method of accounting for oil and gas activities. Under this method, the costs of productive exploratory wells, all development wells, related asset retirement obligation assets, and productive leases are capitalized and amortized, principally by field, on a units-of-production basis over the life of the remaining proved reserves. Exploration costs, including personnel costs, geological and geophysical expenses, and delay rentals for oil and gas leases are charged to expense as incurred. Exploratory drilling costs are initially capitalized, but charged to expense if and when the well is determined not to have found reserves in commercial quantities. The sale of a partial interest in a proved property is accounted for as a cost recovery, and no gain or loss is recognized as long as this treatment does not significantly affect the units-of-production amortization rate. A gain or loss is recognized for all other sales of producing properties. There were capitalized costs of $1,395,461 and $2,571,221 at December 31, 2024 and 2023, respectively. The amount for 2024 is after a write down of $1,395,980 to estimated fair value.

Unproved oil and gas properties are assessed annually to determine whether they have been impaired by the drilling of dry holes on or near the related acreage or other circumstances, which may indicate a decline in value. When impairment occurs, a loss is recognized. When leases for unproved properties expire, the costs thereof, net of any related allowance for impairment, is removed from the accounts and charged to expense. During the years ended December 31, 2024 and 2023, there was no impairment to unproved properties. The sale of a partial interest in an unproved property is accounted for as a recovery of cost when substantial uncertainty exists as to the ultimate recovery of the cost applicable to the interest retained. A gain on the sale is recognized to the extent that the sales price exceeds the carrying amount of the unproved property. A gain or loss is recognized for all other sales of unproved properties. For the years ending December 31, 2024 and 2023, there was no gain or loss recognized for sales of unproved properties. However, CETI is in conversations with various parties relating to the spinoff of the Alvey Oil Field assets.

Costs associated with development wells that are unevaluated or are waiting on access to transportation or processing facilities are reclassified into developmental wells-in-progress ("WIP"). These costs are not put into a depletable field basis until the wells are fully evaluated or access is gained to transportation and processing facilities. Costs associated with WIP are included in the cash flows from investing as part of investment in oil and gas properties. At December 31, 2024 and 2023, no capitalized developmental costs were included in WIP.

Depreciation, depletion and amortization of proved oil and gas properties is calculated using the units-of- production method based on proved reserves and estimated salvage values. During the years ended December 31, 2024 and 2023, the Company recorded no depreciation, depletion and amortization expense on oil and gas properties. The Company will start using the units-of-production method when the field is continuously operational and there are material sales.

The Company reviews its proved oil and natural gas properties for impairment whenever events and circumstances indicate that a decline in the recoverability of its carrying value may have occurred. It estimates the undiscounted future net cash flows of its oil and natural gas properties and compares such undiscounted future cash flows to the carrying amount of the oil and natural gas properties to determine if the carrying amount is recoverable. If the carrying amount exceeds the estimated undiscounted future cash flows, the Company will adjust the carrying amount of the oil and natural gas properties to fair value. During the years ended December 31, 2024 and 2023, there was no impairment to proved properties.

F-40

To cover the estimated future asset retirement obligations ("ARO") related to its oil and gas properties, the Company maintains a $62,337 bond with the Railroad Commission of Texas (“RRC”). With the help of an outside consultant, the Company estimates it would take $5,000 to cap each of the 32 wells on the property so there is a liability of $97,463 to make up the difference. The bond ensures that the Company will cap any wells on the Alvey Oil Field that it decides are no longer productive. Once the Company decides it is finished working the Alvey Oil Field, it can apply to the RRC to have the bond repaid.

Revisions to the liability could occur due to changes in estimated abandonment costs, changes in well economic lives, or if federal or state regulators enact new requirements regarding the abandonment of wells.

NOTE 13 – INCOME TAXES

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss, and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The U.S. federal income tax rate of 21% is being used.

Income taxes consist of the following components as of:

	December 31, 2024	December 31, 2023
Federal income tax benefit attributable to:
Current Operations	$1,294,226	$901,551
Less: Valuation Allowance	(1,294,226)	(901,551)
Net provision for Federal income taxes	$—	$—

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the years ended December 31, 2024 and 2023, due to the following:

	December 31, 2024	December 31, 2023
Deferred tax asset attributable to:
Net operating loss carryover	$2,706,210	$1,411,984
Less: Valuation Allowance	(2,706,210)	(1,411,984)
Net deferred tax asset	$—	$—

At December 31, 2024, the Company had net operating loss carry forwards of $12,886,715 which would result in a deferred tax asset of $2,706,210 that may be offset against future taxable income from the year 2025 to 2040. No tax benefit has been reported in the December 2024 and 2023 consolidated financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards for Federal Income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carry forwards may be limited as to use in future years.

NOTE 14 – SUBSEQUENT EVENTS

The following are subsequent events that the Company considers may be material:

•	Net money raised from investors since December 31, 2024 was $787,500
•	CETI took out a loan of $93,150 from a previous lender in January 2025. As before, this loan has a conversion option and will create derivative accounting in the 1st Qtr 2025.
•	CETI signed a deal with a company to spin off the Alvey Oil Field. The transaction is dependent upon the new company raising capital which as of April 11, 2025 it has not yet done.
•	CETI has been approved to raise money via Green Bonds – money used for environmentally friendly projects and provides favorable tax treatment for investors.
•	CETI has opened up offices in London, England and Dubai, UAE to help support pending operations in the Middle East
•	In February of 2022 an individual invested in CETI with an assurance of a guaranteed within three years (February 2025). CETI's stock fell short of that amount so the company agreed to settle the agreement with a combination of cash and stock. The liability of $295,000 for the total of cash and stock was recorded as of December 31, 2024.

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